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Exhibit 99.1

For Ministry Use Only À l'usage exclusif du ministère	Ontario Corporation Number Numéro de la société en Ontario
1665335

[Logo of Ontario]	Ministry of Consumer and Business Services	Ministère des Services aux consommateurs et aux entreprises
CERTIFICATE		CERTIFICAT
This is to certify that these articles are effective on		Ceci certifie que les présents status entrent en vigueur le

JUNE 30 JUIN, 2005

[Signature] Director / Directrice Business Corporations Act / Loi sur les sociétés par actions

Form 4
Business Corporations Act

Formule 4
Loi sur les sociétés par actions

ARTICLES OF AMALGAMATION
STATUTS DE FUSION

1.	The name of the amalgamated corporation is: (Set out in BLOCK CAPITAL LETTERS)
Dénomination sociale de la société issue de la fusion (écrire en LETTRES MAJUSCULES SEULEMENT) :

/	F	/	A	/	L	/	C	/	O	/	N	/	B	/	R	/	I	/	D	/	G	/	E	/		/	L	/	I	/	M	/	I	/	T	/	E	/	D	/	/	/	F	/	A	/	L	/	C	/	O	/	N	/	B	/

/	R	/	I	/	D	/	G	/	E	/		/	L	/	I	/	M	/	I	/	T	/	É	/	E	/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/

/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/

/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/		/

2.	The address of the registered office is:
Adresse du siège social :
BCE Place, 181 Bay Street, Suite 200

(Street & Number or R.R. Number & if Multi-Office Building give Room No.) (Rue et numéro, ou numéro de la R.R. et, s'il s'agit d'un édifice à bureaux, numéro du bureau)
Toronto	Ontario	M5J 2T3

	(Name of Municipality or Post Office)	(Postal Code /
	(Nom de la municipalité ou du bureau de poste)	Code Postal)
3.	Number of directors is/are:	or	minimum and maximum number of directors is/are:
	Nombre d'administrateurs :	ou	nombres minimum et maximum d'administrateurs :
	Number	or	minimum and maximum
	Nombre	ou	minimum et maximum
			3	20
4.	The director(s) is/are:
Administrateur(s) :
First name, middle names and surname	Address for service, giving Street & No. or R.R. No., Municipality, Province, Country and Postal Code.	Resident Canadian State 'Yes' or 'No'
Prénom, autres prénoms et nom de famille	Domicile élu, y compris la rue et le numéro ou le numéro de la R.R., le nom de la municipalité, la province, le pays et le code postal	Résident Canadien Oui/Non

Alex G. Balogh	355 Balboa Court, Oakville, Ontario, Canada L6J 6K2	Yes
André Bérard	600 rue de La Gauchetiére Ouest, 27th Flr., Mtl., Que., Can. H3B 4L2	Yes
Jack L. Cockwell	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3	Yes
J. Bruce Flatt	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3	Yes

Annex/Annexe

4.	The director(s) is/are:
Administrateur(s) :
First name, middle names and surname	Address for service, giving street & No. or R.R. No., Municipality, Province, Country and Postal Code.	Resident Canadian State 'Yes' or 'No'
Prénom, autres prénoms et nom de famille	Domicile élu, y compris la rue et le numéro ou le numéro de la R.R., le nom de la municipalité, la province, le pays et le code postal	Résident canadien Oui/Non

A. L. Flood	25 King Street West, Commerce Court North, 26th Floor, Toronto, Ontario M5L 1A2	Yes
Norm Gish	1200-202-6th Avenue S.W., Calgary, AL T2P 2V6	Yes
Robert J. Harding	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3	Yes
Maureen Kempston Darkes	2901 SW 149th Avenue, Huntington Centre I, Suite 400, Miramar, Florida 33027 U.S.A.	No
David W. Kerr	181 Bay Street, Suite 200, Toronto, Ontario M5J 2T3	Yes
G. Edmund King	25 King Street West, Commerce Court North, Suite 2700, Toronto, Ontario M5L 1A2	Yes
Neville W. Kirchmann	120 Adelaide Street West, Suite 2150, Toronto, Ontario M5H 1T1	Yes
James W. McCutcheon	66 Wellington Street West, Toronto Dominion Bank Tower, Suite 4700, Toronto, Ontario M5K 1E6	Yes
Mary Mogford	3715 Lakeshore Road, R.R.#8, Newcastle, Ontario, Canada L1B 1L9	Yes
George E. Myhal	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3	Yes
Derek G. Pannell	181 Bay Street, Suite 200, Toronto, Ontario M5J 2T3	Yes
David H. Race	460 Queen's Quay West, Suite 902E, Toronto, Ontario, Canada M5V 2Y4	Yes
James D. Wallace	3319 Kingsway, Sudbury, Ontario, Canada P3A 4S8	Yes

5.    Check A or B
Cocher A ou B

☒	A)	The amalgamation agreement has been duly adopted by the shareholders of each of the amalgamating corporations as required by subsection 176(4) of the Business Corporations Act on the date set out below.
	A)	Les actionnaires de chaque société qui fusionne ont dûment adopté la convention de fusion conformément au paragraphe 176(4) de la Loi sur les sociétés par actions à la date mentionnée ci-dessous.
or ou
☐	B)	The amalgamation has been approved by the directors of each amalgamating corporation by a resolution as required by section 177 of the Business Corporations Act on the date set out below.
	B)	Les administrateurs de chaque société qui fusionne ou approuvé la fusion par voie de résolution conformément à l'article 177 de la Loi sur les sociétés par actions à la date mentionnée ci-dessous.
The articles of amalgamation in substance contain the provisions of the articles of incorporation of
Les statuts de fusion reprennent essentiellement les dispositions des statuts constitutifs de and are more particularly set out in these articles.
et sont énoncés textuellement aux présents statuts.
Names of amalgamating corporations Dénomination sociale des sociétés qui fusionnent	Ontario Corporation Number Numéro de la société en Ontario	Date of Adoption/Approval Date d'adoption ou d'approbation Year/année Month/mois Day/jour

NORANDA INC.	1327378	2005-Jun-30
FALCONBRIDGE LIMITED/ FALCONBRIDGE LIMITÉE	1083659	2005-Jun-30

2

6.	Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise.	Limites, s'il y a lieu, imposées aux activités commerciales ou aux pouvoirs de la société.
None

7.	The classes and any maximum number of shares that the corporation is authorized to issue:	Catégories et nombre maximal, s'il y a lieu, d'actions que la société est autorisée à émettre:

The Corporation is authorized to issue an unlimited number of Common shares, an unlimited number of Junior Preference Shares, issuable in series, an unlimited number of Participating shares, issuable in series and an unlimited number of Preferred shares, issuable in series.

3

8.	Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors authority with respect to any class of shares which may be issued in series:	Droits, privilèges, restrictions of conditions, s'il y a lieu, rattachés à chaque catégorie d'actions et pouvoirs des administrateurs relatifs à chaque catégorie d'actions qui peut être émise en série :
The rights, privileges, restrictions and conditions attaching to each class of shares are set forth in Schedule 2.04 of the amalgamation agreement, a copy of which is attached as Schedule "B".

4

9.	The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows:	L'émission, le transfert ou la propriété d'actions est/n'est pas restreint. Les restrictions, s'il y a lieu, sont les suivantes :
Not applicable.

10.	Other provisions, (if any):	Autres dispositions, s'il y a lieu :
Not applicable.

11.	The statements required by subsection 178(2) of the Business Corporations Act are attached as Schedule "A".	Les déclarations exigées aux termes du paragraphe 178(2) de la Loi sur les sociétés par actions constituent l'annexe A.
12.	A copy of the amalgamation agreement or directors' resolutions (as the case may be) is/are attached as Schedule "B".	Une copie de la convention de fusion ou les résolutions des administrateurs (selon le cas) constitue(nt) l'annexe B.

5

These articles are signed in duplicate.	Les présents statuts sont signés en double exemplaire.

Names of the amalgamating corporations and signatures and descriptions of office of their proper officers.	Dénomination sociale des sociétés qui fusionnent, signature et fonction de leurs dirigeants régulièrement désignés.
NORANDA INC.		FALCONBRIDGE LIMITED/FALCONBRIDGE LIMITÉE
By:	/s/ Stephen K. Young	By:	/s/ Stephen K. Young
	Stephen K. Young, Corporate Secretary		Stephen K. Young, Corporate Secretary

6

Schedule "A"

NORANDA INC.

Statement

        I, Steven Douglas, the Executive Vice President and Chief Financial Officer of Noranda Inc. (the "Corporation"), refer to the proposed amalgamation of the Corporation with Falconbridge Limited/Falconbridge Limitee ("Falconbridge") and hereby state that:

1.
There are reasonable grounds for believing that:

(a)
each of the Corporation and Falconbridge is able to pay its liabilities as they become due;

(b)
the corporation continuing from the amalgamation of the Corporation and Falconbridge (the "Amalgamated Corporation") will be able to pay its liabilities as they become due;

(c)
the realizable value of the Amalgamated Corporation's assets immediately after the issuance of the certificate of amalgamation giving effect to the said amalgamation will not be less than the aggregate of its liabilities and stated capital of all classes; and

(d)
no creditor of the Corporation or Falconbridge will be prejudiced by the said amalgamation.

2.
No creditor has notified the Corporation that such creditor objects to the proposed amalgamation.

        DATED as of June 30, 2005.

/s/ Steven Douglas
Steven Douglas, Executive Vice President and Chief Financial Officer

Schedule "A"

FALCONBRIDGE LIMITED/FALCONBRIDGE LIMITÉE

Statement

        I, Aaron Regent, the President of Falconbridge Limited/Falconbridge Limitee (the "Corporation"), refer to the proposed amalgamation of the Corporation with Noranda Inc. ("Noranda") and hereby state that:

1.
There are reasonable grounds for believing that:

(a)
each of the Corporation and Noranda is able to pay its liabilities as they become due;

(b)
the corporation continuing from the amalgamation of the Corporation and Noranda (the "Amalgamated Corporation") will be able to pay its liabilities as they become due;

(c)
the realizable value of the Amalgamated Corporation's assets immediately after the issuance of the certificate of amalgamation giving effect to the said amalgamation will not be less than the aggregate of its liabilities and stated capital of all classes; and

(d)
no creditor of the Corporation or Noranda will be prejudiced by the said amalgamation.

2.
No creditor has notified the Corporation that such creditor objects to the proposed amalgamation.

        DATED as of June 30, 2005.

/s/ Aaron Regent
Aaron Regent, President

SCHEDULE "B"

THIS AMALGAMATION AGREEMENT is dated as of June 2, 2005, as AMENDED AND RESTATED as of June 29, 2005

BETWEEN

      NORANDA INC. ("Noranda"), a corporation incorporated under the laws of the Province of Ontario

- and -

      FALCONBRIDGE LIMITED ("Falconbridge"), a corporation incorporated under the laws of the Province of Ontario.

        WHEREAS each of the parties hereto is a corporation to which the OBCA applies;

        WHEREAS the authorized share capital of Noranda consists of an unlimited number of Noranda Common Shares, an unlimited number of Noranda Junior Preference Shares, issuable in series, an unlimited number of Noranda Preferred Shares, issuable in series, and an unlimited number of Noranda Participating Shares, issuable in series, of which 337,814,695 Noranda Common Shares, 19,999,899 Noranda Junior Preference Shares, Series 1, 19,999,899 Noranda Junior Preference Shares, Series 2, 9,999,903 Noranda Junior Preference Shares, Series 3, 3,246,057 Noranda Preferred Shares, Series F, 8,753,943 Noranda Preferred Shares, Series G and 6,000,000 Noranda Preferred Shares, Series H have been issued and are outstanding as at June 2, 2005;

        WHEREAS the authorized share capital of Falconbridge consists of an unlimited number of Falconbridge Common Shares and an unlimited number of Falconbridge Preferred Shares, issuable in series, of which 180,803,932 Falconbridge Common Shares, 89,835 Falconbridge Preferred Shares, Series 1, 4,787,283 Falconbridge Preferred Shares, Series 2 and 3,122,882 Falconbridge Preferred Shares, Series 3 are issued and outstanding as at June 2, 2005;

        WHEREAS Noranda and Falconbridge have entered into the Support Agreement and the Amalgamation constitutes a "subsequent acquisition transaction" for the purposes of that agreement; and

        WHEREAS it is desirable that Noranda and Falconbridge amalgamate and continue as one corporation pursuant to the provisions of the OBCA;

        NOW, THEREFORE, in consideration of the covenants and agreements herein contained, the parties agree as follows:

ARTICLE 1 — INTERPRETATION

1.01     Definitions

        In this Agreement, including in the recitals hereto, the following terms have the following meanings:

  (a)
  "Agreement" means the amalgamation agreement dated as of June 2, 2005 between Noranda and Falconbridge, including its recitals, as amended and restated by this amalgamation agreement, as the same may be further amended.

  (b)
  "Amalco" means Falconbridge Limited, the corporation resulting from the Amalgamation.

  (c)
  "Amalco Common Shares" means the common shares in the capital of Amalco.

  (d)
  "Amalco Junior Preference Shares" means the junior preference shares in the capital of Amalco, including all series thereof.

  (e)
  "Amalco Participating Shares" means the participating shares in the capital of Amalco, including all series thereof.

  (f)
  "Amalco Preferred Shares" means the preferred shares in the capital of Amalco, including all series thereof.

  (g)
  "Amalco Shares" means the Amalco Common Shares, the Amalco Junior Preference Shares and the Amalco Preferred Shares.

  (h)
  "Amalgamation" means the amalgamation between Noranda and Falconbridge pursuant to the provisions of the OBCA on the terms and conditions set forth in this Agreement.

  (i)
  "Articles of Amalgamation" means the articles of amalgamation giving effect to the Amalgamation to be filed pursuant to this Agreement.

  (j)
  "Certificate of Amalgamation" means the certificate of amalgamation to be issued pursuant to the OBCA giving effect to the Articles of Amalgamation.

  (k)
  "Effective Date" means the date shown in the Certificate of Amalgamation.

  (l)
  "Effective Time" means 11:00 p.m. on the Effective Date.

  (m)
  "Falconbridge Common Shareholders" means, at any time, the holders of Falconbridge Common Shares at such time.

  (n)
  "Falconbridge Common Shares" means the common shares in the capital of Falconbridge.

  (o)
  "Falconbridge Preferred Shares" means the preferred shares in the capital of Falconbridge, including all series thereof.

  (p)
  "Falconbridge Special Meeting" means the special meeting of Falconbridge Common Shareholders to be held to consider and, if deemed advisable, to approve the Amalgamation by way of special resolution (as defined under the OBCA) of the Falconbridge Common Shareholders.

  (q)
  "ITA" means the Income Tax Act (Canada).

  (r)
  "Letter of Transmittal" means the form of letter of transmittal to be sent to holders of shares of Noranda and Falconbridge.

  (s)
  "Noranda Common Shareholders" means, at any time, the holders of Noranda Common Shares at such time.

  (t)
  "Noranda Common Shares" means the common shares in the capital of Noranda.

  (u)
  "Noranda Junior Preference Shareholders" means, at any time, the holders of Noranda Junior Preference Shares at such time.

  (v)
  "Noranda Junior Preference Shares" means the junior preference shares in the capital of Noranda, including all series thereof.

  (w)
  "Noranda Preferred Shares" means the preferred shares in the capital of Noranda, including all series thereof.

  (x)
  "Noranda Special Meeting" means the special meeting of Noranda Common Shareholders to be held to consider and, if deemed advisable, to approve the Amalgamation by way of special resolution (as defined under the OBCA) of Noranda Common Shareholders.

  (y)
  "Noranda Junior Preference Meeting" means the special meeting of Noranda Junior Preference Shareholders to be held to consider and, if deemed advisable, to approve the Amalgamation in accordance with the terms of the Noranda Junior Preference Shares.

  (z)
  "OBCA" means the Business Corporations Act (Ontario).

  (aa)
  "Schedule" has the meaning set out in Section 1.07.

  (bb)
  "Support Agreement" means the Support Agreement dated March 8, 2005 between Noranda and Falconbridge.

1.02     Headings

        The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement. The terms "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections and Schedules are to Articles and Sections of and Schedules to this Agreement.

1.03     Extended Meanings

        In this Agreement words importing the singular number only include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and governmental authorities. The term "including" means "including without limiting the generality of the foregoing".

1.04     Date for Any Action

        If any date on which any action is required to be taken hereunder by either of the parties is not a business day, such action will be taken on the next succeeding day that is a business day.

1.05     Entire Agreement

        This Agreement, together with the agreements and documents herein or therein referred to, constitute the entire agreement between the parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect to the subject matter hereof. Nothing herein affects the rights and obligations of the parties hereto contained in the Support Agreement.

1.06     Currency

        All sums of money referred to in this Agreement are, unless indicated otherwise, expressed in lawful money of Canada.

1.07     Schedule

        The following schedule (the "Schedule") is attached hereto and forms part of this Agreement:

        Schedule 2.04 — Share Terms.

ARTICLE 2 — AMALGAMATION

2.01     Amalgamation

        Noranda and Falconbridge will amalgamate and continue as one corporation pursuant to the provisions of the OBCA effective at the Effective Time and upon the terms and conditions hereinafter set out.

2.02     Name

        The English form of the name of Amalco will be "Falconbridge Limited" and the French form of the name of Amalco will be "Falconbridge Limitée".

2.03     Registered Office

        The registered office of Amalco will be located in the City of Toronto in the Province of Ontario and the address of Amalco will be BCE Place, 181 Bay Street, Suite 200, Toronto, Ontario M5J 2T3.

2.04     Authorized Share Capital

        Amalco will be authorized to issue an unlimited number of Amalco Common Shares, an unlimited number of Amalco Junior Preference Shares, issuable in series, an unlimited number of Amalco Participating Shares, issuable in series, and an unlimited number of Amalco Preferred Shares, issuable in series, in each case having the rights, privileges, conditions and restrictions set out in the Schedule.

2.05     Business

        There will be no restrictions on the business that Amalco may carry on or on the powers that Amalco may exercise.

2.06     By-Laws

        The by-laws of Falconbridge will, with necessary changes, be the by-laws of Amalco, such by-laws after the Effective Time to be supplemented, amended or repealed in accordance with the provisions of the OBCA relating to the making, amending and repealing of by-laws. A copy of such by-laws may be examined at the registered office of Amalco.

ARTICLE 3 — BOARD OF DIRECTORS

3.01     Directors

        The number of directors of Amalco will be a minimum of three and a maximum of 20.

3.02     Board of Directors

        The first directors of Amalco will be as follows:

Name	Address for Service	Resident Canadian Yes/No

Alex G. Balogh	355 Balboa Court Oakville, Ontario L6J 6K2	Yes

André Bérard	600 rue de La Gauchetière Ouest 27th Floor Montreal, Quebec H3B 4L2	Yes

Name	Address for Service	Resident Canadian Yes/No

Jack L. Cockwell	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3	Yes

J. Bruce Flatt	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3	Yes

A.L. Flood	26th Floor Commerce Court North Toronto, Ontario M5L 1A2	Yes

Norm Gish	1200-202- 6th Avenue S.W. Calgary, AL T2P 2V6	Yes

Robert J. Harding	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3	Yes

Maureen Kempston Darkes	Huntington Centre I 2901 SW 149th Avenue, Suite 400 Miramar, Florida 33027 U.S.A.	No

David W. Kerr	181 Bay Street, Suite 200 Toronto, Ontario M5J 2T3	Yes

G. Edmund King	Commerce Court North 25 King Street West, Suite 2700 Toronto, Ontario M5L 1A2	Yes

Neville W. Kirchmann	120 Adelaide Street West Suite 2150 Toronto, Ontario M5H 1T1	Yes

James W. McCutcheon	Suite 4700 Toronto Dominion Bank Tower Toronto, Ontario M5K 1E6	Yes

Mary Mogford	3715 Lakeshore Road R.R. # 8 Newcastle, Ontario L1B 1L9	Yes

George E. Myhal	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3	Yes

Derek G. Pannell	181 Bay Street, Suite 200 Toronto, Ontario M5J 2T3	Yes

David H. Race	Suite 902E 460 Queen's Quay West Toronto, Ontario M5V 2Y4	Yes

James D. Wallace	3319 Kingsway Sudbury, Ontario P3A 4S8	Yes

ARTICLE 4

AMALGAMATION EVENTS

4.01     Issued Capital

        At the Effective Time, any shares of either party held by or on behalf of the other party will be cancelled without any repayment of capital in respect thereof and, except for any shares so cancelled:

  (a)
  each Noranda Common Share outstanding immediately prior to the Amalgamation will be converted into one Amalco Common Share;

  (b)
  each Falconbridge Common Share outstanding immediately prior to the Amalgamation will be converted into 1.77 Amalco Common Shares;

  (c)
  each Noranda Junior Preference Share, Series 1 outstanding immediately prior to the Amalgamation will be converted into one Amalco Junior Preference Share, Series 1;

  (d)
  each Noranda Junior Preference Share, Series 2 outstanding immediately prior to the Amalgamation will be converted into one Amalco Junior Preference Share, Series 2;

  (e)
  each Noranda Junior Preference Share, Series 3 outstanding immediately prior to the Amalgamation will be converted into one Amalco Junior Preference Share, Series 3;

  (f)
  each Noranda Preferred Share, Series F outstanding immediately prior to the Amalgamation will be converted into one Amalco Preferred Share, Series F;

  (g)
  each Noranda Preferred Share, Series G outstanding immediately prior to the Amalgamation will be converted into one Amalco Preferred Share, Series G;

  (h)
  each Noranda Preferred Share, Series H outstanding immediately prior to the Amalgamation will be converted into one Amalco Preferred Share, Series H;

  (i)
  each Falconbridge Preferred Share, Series 1 outstanding immediately prior to the Amalgamation will be converted into one Amalco Preferred Share, Series 1;

  (j)
  each Falconbridge Preferred Share, Series 2 outstanding immediately prior to the Amalgamation will be converted into one Amalco Preferred Share, Series 2; and

  (k)
  each Falconbridge Preferred Share, Series 3 outstanding immediately prior to the Amalgamation will be converted into one Amalco Preferred Share Series 3.

        No certificates representing fractional Amalco Common Shares will be issued pursuant to the Amalgamation. In lieu of such fractional shares, each fractional interest in an Amalco Common Share will entitle the holder thereof to receive from Amalco an amount of cash without interest equal to the product of such fraction multiplied by $22.79.

4.02     Share Certificates

        Amalco will deposit certificate(s) representing the Amalco Common Shares, Amalco Junior Preference Shares and Amalco Preferred Shares to be issued pursuant to this Agreement with, and to be held and distributed by, CIBC Mellon Trust Company.

4.03     Delivery of Securities and Payments Following Amalgamation

        As soon as practicable following the Effective Time and pursuant to the terms of this Agreement, Amalco will cause CIBC Mellon Trust Company to send by ordinary first class mail, subject to having received a duly executed Letter of Transmittal and the certificates evidencing a holder's applicable shares, certificates evidencing the Amalco Common Shares, Amalco Junior Preference Shares or Amalco Preferred Shares to which a holder of such shares will have become entitled in accordance with the provisions of this Agreement and, in the case of a holder of Falconbridge Common Shares which, but for section 4.01 hereof, would have become entitled to a fractional interest in an Amalco Common Share, a cheque representing an amount of cash without interest equal to the product of such fraction multiplied by $22.79.

4.04     Stated Capital

        The amounts to be added at the Effective Time to the stated capital accounts to be maintained by Amalco are as follows:

  (a)
  an amount equal to the paid-up capital for the purposes of the ITA of the Falconbridge Preferred Shares, Series 1, Falconbridge Preferred Shares, Series 2 and Falconbridge Preferred Shares, Series 3 will be added to the stated capital accounts to be maintained by Amalco for the Amalco Preferred Shares, Series 1, Amalco Preferred Shares, Series 2 and Amalco Preferred Shares, Series 3, respectively;

  (b)
  an amount equal to the paid-up capital for the purposes of the ITA of the Noranda Preferred Shares, Series F, Noranda Preferred Shares, Series G and Noranda Preferred Shares, Series H will be added to the stated capital accounts to be maintained by Amalco for the Amalco Preferred Shares, Series F, Amalco Preferred Shares, Series G and Amalco Preferred Shares, Series H, respectively;

  (c)
  an amount equal to the paid-up capital for the purposes of the ITA of the Noranda Junior Preference Shares, Series 1, Noranda Junior Preference Shares, Series 2 and Noranda Junior Preference Shares, Series 3 will be added to the stated capital accounts to be maintained by Amalco for the Amalco Junior Preference Shares, Series 1, Amalco Junior Preference Shares, Series 2 and Amalco Junior Preference Shares, Series 3, respectively;

  (d)
  an amount equal to the paid-up capital for the purposes of the ITA of the Noranda Common Shares will be added to the stated capital account to be maintained by Amalco for the Amalco Common Shares; and

  (e)
  an amount equal to the paid-up capital for the purposes of the ITA of the Falconbridge Common Shares less any such amount in respect of fractional shares will be added to the stated capital account maintained by Amalco for the Amalco Common Shares.

4.05     Noranda Options

        At the Effective Time, each option to purchase one Noranda Common Share issued by Noranda pursuant to its existing stock option plan will represent an option to purchase one Amalco Common Share. The exercise price of each such option will be equal to the exercise price in effect immediately prior to the Effective Time.

4.06     Falconbridge Options

        At the Effective Time, each option to purchase one Falconbridge Common Share issued by Falconbridge pursuant to its existing stock option plan will represent 1.77 options, each such option entitling the holder thereof to purchase one Amalco Common Share. Subject to the last paragraph of this Section 4.06, the exercise price of each such option will be equal to the exercise price in effect immediately prior to the Effective Time divided by 1.77.

        If the foregoing calculation results in a particular former holder of options to purchase Falconbridge Common Shares receiving a total number of options to purchase Amalco Common Shares that includes a fraction of an option to purchase an Amalco Common Share, then such holder's total number of options to purchase Amalco Common Shares will be rounded down to the next whole number of such options and the exercise price for each such remaining whole option will be reduced by the amount that is equal to (i) $22.79 multiplied by the fractional amount by which such holder's total number of options to purchase Amalco Common Shares was rounded down, divided by (ii) such holder's remaining number of whole options to purchase Amalco Common Shares after rounding down.

        In addition, if required, the exercise price of each option to purchase Amalco Common Shares will be increased such that the excess, if any, of the aggregate fair market value of the Amalco Common Shares immediately after the Amalgamation over the aggregate exercise price of the options to purchase Amalco Common Shares does not exceed the excess, if any, of the aggregate fair market value of the Falconbridge Common Shares immediately before the Amalgamation over the aggregate exercise price of the options to purchase Falconbridge Common Shares.

4.07     Dividends

        Holders of shares of Amalco will only be entitled to receive any dividend declared upon a share of either Falconbridge or Noranda prior to the Effective Time that provides for a record date that occurs on or after the Effective Time to the extent such holder derives its interest in the relevant share of Amalco from the share of Noranda or Falconbridge on which the dividend was originally declared.

ARTICLE 5

CONDITIONS PRECEDENT TO THE AMALGAMATION

5.01     Conditions in Favour of Falconbridge

        The Amalgamation is subject to the following conditions, each of which is for the exclusive benefit of Falconbridge and may be waived by Falconbridge at any time, in whole or in part, in its sole discretion without prejudice to any other right that it may have:

  (a)
  all arrangements are in place and all requirements are met such that, as of their issuance, all Amalco Shares (with the exception of the Amalco Preferred Shares, Series 1) issued pursuant to this Agreement will be listed on the Toronto Stock Exchange;

  (b)
  Noranda obtains all approvals and fulfills all conditions as may be required under applicable Canadian securities legislation for the issuance of the Amalco Shares pursuant to this Agreement, including entitling (i) Amalco to issue the Amalco Shares pursuant to the Amalgamation without a prospectus and (ii) the holders thereof to trade such securities freely, subject to control block restrictions; and

  (c)
  the completion and effectiveness of all necessary corporate action on the part of Noranda to authorize the consummation of the transactions contemplated by this Agreement.

5.02     Conditions in Favour of Noranda

        The Amalgamation is subject to the following conditions, each of which is for the exclusive benefit of Noranda and may be waived by Noranda at any time, in whole or in part, in its sole discretion without prejudice to any other right that it may have:

  (a)
  all arrangements are in place and all requirements are met such that, as of their issuance, all Amalco Shares (with the exception of the Amalco Preferred Shares, Series1) issued pursuant to this Agreement will be listed on the Toronto Stock Exchange;

  (b)
  Noranda obtains all approvals and fulfills all conditions as may be required under applicable Canadian securities legislation for the issuance of the Amalco Shares pursuant to this Agreement, including entitling (i) Amalco to issue the Amalco Shares pursuant to the Amalgamation without a prospectus and (ii) the holders thereof to trade such securities freely, subject to control block restrictions; and

  (c)
  the completion and effectiveness of all necessary corporate action on the part of Falconbridge to authorize the consummation of the transactions contemplated by this Agreement.

5.03     Satisfaction or Waiver of Conditions

        A certificate signed by any two senior officers of each of Falconbridge and Noranda confirming the satisfaction or waiver of such conditions will be conclusive evidence that such conditions have been satisfied and that Falconbridge and Noranda may amalgamate in accordance with section 2.01. If the conditions precedent provided in this Article 5 have not been satisfied or waived on or before January 1, 2006, this Agreement will terminate and be of no further force or effect.

ARTICLE 6

ARTICLES OF AMALGAMATION

6.01     Articles of Amalgamation

        Subject to the approval of this Agreement by the Falconbridge Common Shareholders at the Falconbridge Special Meeting in compliance with the OBCA, by the Noranda Common Shareholders at the Noranda Special Meeting in compliance with the OBCA and by the Noranda Junior Preference Shareholders at the Noranda Junior Preference Meeting in compliance with the terms of the Noranda Junior Preference Shares, and provided that the conditions specified in this Agreement have been satisfied or waived, and provided further that this Agreement has not otherwise terminated, the Articles of Amalgamation will be filed as provided under the OBCA and the regulations thereunder, together with any and all documents required by the OBCA and the regulations thereunder.

6.02     Modification of this Agreement

        The parties hereto may assent to any amendment, alteration or modification of this Agreement that the shareholders of the respective amalgamating corporations may approve and the expression "Agreement" as used herein will be read and construed to mean and include this Agreement as so amended, altered or modified.

6.03     Termination

        Without prejudice to any other rights or recourses of the parties hereto and notwithstanding any other provision hereof, the directors of Noranda or Falconbridge may by resolution terminate this Agreement at any time prior to the filing of the Articles of Amalgamation and, upon such termination, this Agreement will be of no further force or effect.

ARTICLE 7

MISCELLANEOUS

7.01     Governing Law

        This Agreement is governed by and will be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

7.02     Further Assurances

        Each of the parties hereto agrees to execute and deliver such further documents and instruments and to do such further reasonable acts and things as may be necessary or appropriate to carry out the intent of this Agreement.

7.03     Counterparts

        This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed constitute one and the same instrument.

7.04     Electronic Execution

        Delivery of an executed signature page to this Agreement by any party by electronic transmission will be as effective as delivery of a manually executed copy of the Agreement by such party.

        [The remainder of this page intentionally left blank]

        IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first hereinabove written.

NORANDA INC.
Per:	/s/ STEVEN DOUGLAS Steven Douglas Executive Vice-President and Chief Financial Officer
Per:	/s/ STEPHEN K. YOUNG Stephen K. Young Corporate Secretary
FALCONBRIDGE LIMITED
Per:	/s/ JEFFERY A. SNOW Jeffery A. Snow Senior Vice-President and General Counsel
Per:	/s/ STEPHEN K. YOUNG Stephen K. Young Corporate Secretary

SCHEDULE 2.04
Share Terms

1.     Rights, Privileges, Restrictions and Conditions Attaching to Common Shares

The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:

  (a)
  Dividends: The holders of the Common Shares shall be entitled to receive dividends if, as and when declared by the directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the directors of the Corporation may from time to time determine. Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or rateably with the holders of the Common Shares, the directors of the Corporation may in their sole discretion declare dividends on the Common Shares to the exclusion of any other class of shares of the Corporation.

  (b)
  Liquidation: In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares shall, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such distribution in priority to or rateably with the holders of the Common Shares, be entitled to participate rateably in any distribution of the assets of the Corporation.

  (c)
  Voting Rights: The holders of the Common Shares shall be entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Corporation and to one vote in respect of each Common Share held at all such meetings.

2.     Rights, Privileges, Restrictions and Conditions Attaching to Preferred Shares as a Class

The rights, privileges, restrictions and conditions attaching to the Preferred Shares are as follows:

  (a)
  Series: The Preferred Shares may at any time or from time to time be issued in one or more series. Subject to the following provisions, the board of directors of the Corporation (the "board") may by resolution fix from time to time before the issue thereof the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of Preferred Shares including, without limiting the generality of the foregoing, any preferential dividends and the dates and places of payment thereof, any redemption and/or purchase prices and the terms and conditions of any redemption and/or purchase, any conversion rights, any purchase fund, any right to receive notice of, attend and vote at meetings of shareholders or other provisions.

  (b)
  Preference: The Preferred Shares shall be entitled to a preference over the Common Shares and any other shares of the Corporation ranking junior to the Preferred Shares in the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

  (c)
  No Priority: The Preferred Shares of each series shall rank on a parity with the Preferred Shares of every other series with respect to priority in the payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

  (d)
  Redemption: Subject to the provisions relating to any particular series, the Corporation may redeem the whole or any part of the Preferred Shares of any one or more series outstanding from time to time at such price or prices as may be applicable to such series by giving at least 30 days prior notice in writing, to each person who at the date of giving such notice is the registered holder of Preferred Shares to be redeemed, of the intention of the Corporation to redeem such shares. Such notice shall be given by posting the same in a postage paid letter addressed to each such holder of Preferred Shares to be redeemed at the last address of such holder as it appears on the books of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation; provided that the accidental failure or omission to give any such notice as aforesaid to one or more of such holders shall not affect the validity of the redemption of the Preferred Shares to be redeemed. Such notice shall set out the redemption price and the date on which the redemption is to take place and, unless all the Preferred Shares held by the holder to whom it is addressed are to be redeemed, shall also set out the number of shares to be redeemed. On and after the date specified for redemption the Corporation shall pay or cause to be paid to the holders of Preferred Shares to be redeemed the redemption price on presentation and surrender at the registered office of the Corporation, or at any other place or places within Canada designated by such notice, of the certificate or certificates for Preferred Shares called for redemption. Such payment shall be made by cheque payable at par at any branch in Canada of the Corporation's bankers. Preferred Shares in respect of which the redemption price has been paid as aforesaid shall thereupon be redeemed. In case a part only of the Preferred Shares of any particular series is at any time to be redeemed, the shares to be redeemed shall be selected by lot in such manner as the board shall determine. If a part only of such Preferred Shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified for redemption in any such notice, the Preferred Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof except to receive the redemption price therefor, unless payment of the redemption price shall not be duly made by the Corporation upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of such holders shall remain unaffected. At any time after notice of redemption is given as aforesaid, the Corporation shall have the right to deposit the redemption price of any or all Preferred Shares called for redemption with any chartered bank or banks or with any trust company or trust companies in Canada named for such purpose in the notice of redemption to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid to them respectively without interest upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Preferred Shares in respect whereof such deposit shall have been made shall be and be deemed to be redeemed and the rights of the holders thereof shall be limited to receiving without interest their proportionate part of the total redemption price so deposited against surrender of the said certificates held by them respectively. Any interest allowed on any such deposit shall belong to the Corporation.

  (e)
  Participation upon Liquidation, Dissolution or Winding Up: In the event of liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Preferred Shares shall be entitled to payment of an amount equal to the amount paid up on such shares in the case of any liquidation, dissolution, winding up or other distribution which is involuntary, and to payment of an amount equal to the amount paid up thereon plus the premium on redemption applicable at the date thereof, if any, if the same is voluntary, together in all cases with all unpaid dividends accrued thereon (which shall for such purpose be treated as accruing up to the date of distribution), the whole before any amount shall be paid or any assets of the Corporation distributed to the holders of any Common Shares or shares of any other class ranking junior to the Preferred Shares. Upon payment to the holders of the Preferred Shares of the amount so payable to them, they shall not be entitled to share in any further distribution of assets of the Corporation.

3.     Rights, Privileges, Restrictions and Conditions Attaching to Junior Preference Shares as a Class

The rights, privileges, restrictions and conditions attaching to the Junior Preference Shares are as follows:

  (a)
  Series: The Junior Preference Shares may at any time or from time to time be issued in one or more series. Subject to the following provisions, the board of directors of the Corporation may from time to time before the issue thereof fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of Junior Preference Shares.

  (b)
  Preference: The Junior Preference Shares are entitled to priority over the common shares and all other shares ranking junior to the Junior Preference Shares with respect to the payment of dividends and the distribution of assets of the Corporation in the event of any liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

  (c)
  Idem: The Junior Preference Shares will rank junior to the Preferred Shares with respect to priority in the payment of dividends and in the distribution of assets of the Corporation in the event of any liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

  (d)
  No Priority: The Junior Preference Shares of each series will rank on a parity with the Junior Preference Shares of every other series with respect to priority in the payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

  (e)
  Restrictions: As long as any of the Preferred Shares are outstanding, the Corporation will not at any time, without the approval of the holders of each series of Preferred Shares then outstanding, given in accordance with the terms of the Preferred Shares:

  (i)
  declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation) on the Junior Preference Shares;

  (ii)
  redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any series of Junior Preference Shares,

    if such action is prohibited by the terms of the Preferred Shares or the terms of any series of Preferred Shares that are then outstanding.

  (f)
  Participation upon Liquidation, Dissolution or Winding Up: In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Junior Preference Shares will be entitled to payment of an amount equal to the amount paid up on such shares in the case of any liquidation, dissolution, winding up or other distribution which is involuntary, and to payment of an amount equal to the amount paid up thereon plus the premium on redemption applicable at the date thereof, if any, if the same is voluntary, together in all cases with all unpaid dividends accrued thereon (which will for such purpose be treated as accruing up to the date of distribution), the whole before any amount is paid or any assets of the Corporation distributed to the holders of any Common Shares or shares of any other class ranking junior to the Junior Preference Shares but the whole subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such distribution in priority to or rateably with the holders of the Junior Preference Shares. Upon payment to the holders of the Junior Preference Shares of the amount so payable to them, they will not be entitled to share in any further distribution of assets of the Corporation.

4.     Rights, Privileges, Restrictions and Conditions Attaching to Participating Shares as a Class

The rights, privileges, restrictions and conditions attaching to the Participating Shares are as follows:

  (a)
  Series: The Participating Shares may at any time or from time to time be issued in one or more series. Subject to the provisions of subsection 4(b), the board may by resolution fix from time to time before the issue thereof the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of Participating Shares.

  (b)
  Participation upon Liquidation, Dissolution or Winding Up: In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Participating Shares shall, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to or rateably with the Participating Shares, be entitled to participate rateably with the holders of the Common Shares in any distribution of the assets of the Corporation.

5.     Number and Designation of, and Rights, Privileges, Restrictions and Conditions Attaching to, Preferred Shares, Series F

The first series of Preferred Shares of the Corporation shall consist of 12,000,000 shares designated as Cumulative Redeemable Preferred Shares, Series F ("Series F Shares") and, in addition to the rights, privileges, restrictions and conditions attaching to the Preferred Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

  (a)
  Dividends:

  (i)
  Definitions

  For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires:

  "Adjustment Factor" for any Month means the percentage per annum, positive or negative, based on the Calculated Trading Price of the Series F Shares for the preceding Month, determined in accordance with the following table:

If Calculated Trading Price Is:	The Adjustment Factor as a Percentage of Prime Shall Be
$25.50 or more	-4.00%
$25.375 and less than $25.50	-3.00%
$25.25 and less than $25.375	-2.00%
$25.125 and less than $25.25	-1.00%
Greater than $24.875 and less than $25.125	nil
Greater than $24.75 to $24.875	1.00%
Greater than $24.625 to $24.75	2.00%
Greater than $24.50 to $24.625	3.00%
$24.50 or less	4.00%

  The maximum Adjustment Factor for any Month will be ±4.00%.

  If in any Month there is no trade on the Exchange of Series F Shares of a board lot or more, the Adjustment Factor for the following Month shall be nil;

  "Annual Dividend Rate" means the Annual Fixed Dividend Rate or the Annual Floating Dividend Rate, whichever is provided by this section 5 to be applicable at the relevant time;

  "Annual Fixed Dividend Rate" means 5.80% per annum:

  "Annual Floating Dividend Rate" means for any Month the rate of interest expressed as a percentage per annum (rounded to the nearest one-thousandth (1/1000) of one percent (1%)) which is equal to Prime multiplied by the Designated Percentage for such Month;

  "Banks" means any two of Royal Bank of Canada, Bank of Montreal, The Bank of Nova Scotia, The Toronto-Dominion Bank and Canadian Imperial Bank of Commerce and any successor of any of them as may be designated from time to time by the Board of Directors by notice given to the transfer agent for the Series F Shares, such notice to take effect on, and to be given at least two (2) business days prior to, the commencement of a particular Dividend Period and, until such notice is first given, means Canadian Imperial Bank of Commerce and The Bank of Nova Scotia.

  "Board of Directors" means the board of directors of the Corporation;

  "Calculated Trading Price" for any Month means:

    (A)
    the aggregate of the Daily Adjusted Trading Value for all Trading Days in such Month;

      divided by

    (B)
    the aggregate of the Daily Trading Volume for all Trading Days in such Month;

  "Daily Accrued Dividend Deduction" for any Trading Day means:

    (A)
    the product obtained by multiplying the dividend accrued on a Series F Share in respect of the Month in which the Trading Day falls by the number of days elapsed from but excluding the day prior to the Ex-Dividend Date immediately preceding such Trading Day to and including such Trading Day (or if such Trading Day is an Ex-Dividend Date, by one (1) day);

      divided by

    (B)
    the number of days from and including such Ex-Dividend Date to but excluding the following Ex-Dividend Date;

  "Daily Adjusted Trading Value" for any Trading Day means:

    (A)
    the aggregate dollar value of all transactions of Series F Shares on the Exchange (made on the basis of the normal settlement period in effect on the Exchange) occurring during such Trading Day;

      less

    (B)
    the Daily Trading Volume for such Trading Day multiplied by the Daily Accrued Dividend Deduction for such Trading Day;

  "Daily Trading Volume" for any Trading Day means the aggregate number of Series F Shares traded in all transactions (made on the basis of the normal settlement period in effect on the Exchange) occurring during such Trading Day on the Exchange;

  "Deemed Record Date" means the last Trading Day of a Month with respect to which no dividend is declared by the Board of Directors;

  "Designated Percentage" for the Month of November, 2001 means eighty-five percent (85%) and for each Month thereafter means the Adjustment Factor for such Month plus the Designated Percentage for the preceding Month, provided that the Annual Floating Dividend Rate for any Month shall in no event be less than 50% of Prime for such Month or more than 100% of Prime for such Month;

  "Dividend Payment Date" means:

    (A)
    during the Fixed Rate Period, the first day of each of February, May, August and November in each year; and

    (B)
    during the Floating Rate Period, the 12th day of each Month commencing with the Month of December, 2001;

  and the first Dividend Payment Date shall be February 1, 1997;

  "Dividend Period" means:

    (A)
    during the Fixed Rate Period, the period from and including a Dividend Payment Date to but not including the next succeeding Dividend Payment Date; and

    (B)
    during the Floating Rate Period, a Month;

  "Ex-Dividend Date" means:

    (A)
    the Trading Day which, under the rules or normal practices of the Exchange, is designated or recognized as the ex-dividend date relative to any dividend record date for the Series F Shares; or

    (B)
    if the Board of Directors fails to declare a dividend in respect of a Month, the Trading Day which, under the rules or normal practices of the Exchange, would be recognized as the Ex-Dividend Date relative to any Deemed Record Date for the Series F Shares;

  "Exchange" means the Toronto Stock Exchange, the Montreal Exchange or The Vancouver Stock Exchange or such other exchange or trading market in Canada as may be determined from time to time by the Corporation as being the principal trading market for the Series F Shares;

  "Fixed Rate Period" means the period commencing with the date of issue of the Series F Shares and ending on and including October 31, 2001;

  "Floating Rate Period' means the period commencing immediately after the end of the Fixed Rate Period and continuing for so long as any of the Series F Shares shall be outstanding;

  "Month" means a calendar month;

  "Prime" for a Month means the average (rounded to the nearest one-thousandth (1/1000) of one percent (1%)) of the Prime Rate in effect on each day of such Month;

  "Prime Rate" for any day means the average (rounded to the nearest one-thousandth (1/1000) of one percent (1%)) of the annual rates of interest announced from time to time by the Banks as the reference rates then in effect for such day for determining interest rates on Canadian dollar commercial loans made to prime commercial borrowers in Canada. If one of the Banks does not have such an interest rate in effect on a day, the Prime Rate for such day shall be such interest rate in effect for that day of the other Bank; if both Banks do not have such an interest rate in effect on a day, the Prime Rate for that day shall be equal to one and a half percent (1.5%) per annum plus the average yield expressed as a percentage per annum on 91-day Government of Canada Treasury Bills, as reported by the Bank of Canada, for the weekly tender for the week immediately preceding that day; and if both of such Banks do not have such an interest rate in effect on a day and the Bank of Canada does not report such average yield per annum, the Prime Rate for that day shall be equal to the Prime Rate for the next preceding day. The Prime Rate and Prime shall be determined from time to time by an officer of the Corporation from quotations supplied by the Banks or otherwise publicly available. Such determination shall, in the absence of manifest error, be final and binding upon the Corporation and upon all holders of Series F Shares;

  "Trading Day" means, if the Exchange is a stock exchange in Canada, a day on which the Exchange is open for trading or, in any other case, a business day.

    (ii)
    General

    The holders of the Series F Shares shall be entitled to receive cumulative preferred cash dividends, as and when declared by the Board of Directors, out of moneys of the Corporation properly applicable to the payment of dividends, at the rates and times herein provided. Dividends on the Series F Shares shall accrue on a daily basis from and including the date of issue thereof, and shall be payable quarterly during the Fixed Rate Period and monthly during the Floating Rate Period. Payment of the dividend on the Series F Shares payable on any Dividend Payment Date (less any tax required to be deducted) shall be made by cheque at par in lawful money of Canada payable at any branch in Canada of the Corporation's bankers.

    Dividends declared on the Series F Shares shall (except in case of redemption in which case payment of dividends shall be made on surrender of the certificate representing the Series F Shares to be redeemed) be paid by posting in a postage paid envelope addressed to each holder of the Series F Shares at the last address of such holder as it appears on the securities register of the Corporation, or, in the case of joint holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint holders, or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, a cheque for such dividends (less any tax required to be deducted) payable to the order of such holder or, in the case of joint holders, to the order of all such holders failing written instructions from them to the contrary. Notwithstanding the foregoing, any dividend cheque may be delivered by the Corporation to a holder of Series F Shares at the holder's address as aforesaid. The posting or delivery of such cheque shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such dividend to the extent of the sum represented thereby (plus the amount of any tax required to be deducted as aforesaid) unless such cheque is not paid on due presentation.

    (iii)
    Fixed Rate Period

    During the Fixed Rate Period, the dividends in respect of the Series F Shares shall be payable quarterly at the Annual Fixed Dividend Rate. Accordingly, on each Dividend Payment Date during the Fixed Rate Period, other than February 1, 1997, but including November 1, 2001, the dividend payable shall be $0.36249 per Series F Share. The amount of the first quarterly dividend payable on each Series F Share on February 1, 1997, shall be $0.41812 per share.

    (iv)
    Floating Rate Period

    During the Floating Rate Period, the dividends in respect of the Series F Shares shall be payable monthly at the Annual Floating Dividend Rate as calculated from time to time. Accordingly, on each Dividend Payment Date during the Floating Rate Period, the dividend payable on the Series F Shares shall be that amount (rounded to the nearest one-thousandth (1/1000) of one cent) obtained by multiplying $25.00 by the Annual Floating Dividend Rate applicable to the Month preceding such Dividend Payment Date and by dividing the product by twelve. The record date for the purpose of determining holders of Series F Shares entitled to receive dividends on each Dividend Payment Date during the Floating Rate Period shall be the last Trading Day of the next preceding Month. In the event of the redemption or purchase of the Series F Shares during the Floating Rate Period or the distribution of the assets of the Corporation during the Floating Rate Period as contemplated by section 5(b) hereof, the amount of the dividend which has accrued during the Month in which such redemption, purchase or distribution occurs shall be the amount (rounded to the nearest one-thousandth (1/1000) of one cent) calculated by multiplying:

      A.
      the amount obtained by multiplying $25.00 by one-twelfth (1/12) of the Annual Floating Dividend Rate applicable to the preceding Month;

        by

      B.
      a fraction of which the numerator is the number of days elapsed in the Month in which such redemption, purchase or distribution occurs up to but not including the date of such event and the denominator of which is the number of days in that Month.

  (v)
  Calculation of Designated Percentage

    The Corporation shall as promptly as practicable calculate the Designated Percentage for each Month and give notice thereof to all stock exchanges in Canada on which the Series F Shares are listed for trading or if the Series F Shares are not listed on a stock exchange in Canada to the Investment Dealers Association of Canada.

  (b)
  Rights on Liquidation:

    (i)
    In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation for the purpose of winding up its affairs, the holders of the Series F Shares shall be entitled to receive $25.00 per Series F Share together with all dividends accrued and unpaid up to but excluding the date of payment or distribution, before any amounts shall be paid or any assets of the Corporation distributed to the holders of the Common Shares of the Corporation or any other shares ranking junior to the Series F Shares. Upon payment of such amounts, the holders of the Series F Shares shall not be entitled to share in any further distribution of the property or assets of the Corporation.

  (c)
  Redemption at the Option of the Corporation:

  (i)
  The Corporation may not redeem any of the Series F Shares prior to November 1, 2001. Subject to applicable law and section 5(e) hereof, upon giving notice as hereinafter provided, the Corporation may: (i) on November 1, 2001 redeem all, but not less than all, of the outstanding Series F Shares, on payment of $25.00 for each such share to be redeemed; and (ii) subsequent to November 1, 2001 redeem at any time all, but not less than all, the outstanding Series F Shares, on payment of $25.50 for each such share to be redeemed, in each case, together with accrued and unpaid dividends up to but excluding the date fixed for redemption, the whole constituting the redemption price.

      The Corporation shall give notice in writing not less than 45 days nor more than 60 days prior to the date on which the redemption is to take place to each person who at the date of giving such notice is the holder of Series F Shares to be redeemed of the intention of the Corporation to redeem such shares; such notice shall be given by posting the same in a postage paid envelope addressed to each holder of Series F Shares to be redeemed at the last address of such holder as it appears on the securities register of the Corporation, or in the case of joint holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint holders or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such holders shall not affect the validity of the redemption as to the other holders of the Series F Shares to be redeemed. Such notice shall set out the number of such Series F Shares held by the person to whom it is addressed which are to be redeemed and the redemption price and shall also set out the date on which the redemption is to take place, and on and after the date so specified for redemption the Corporation shall pay or cause to be paid to the holders of such Series F Shares to be redeemed the redemption price on presentation and surrender at any place or places within Canada designated by such notice, of the certificate or certificates for such Series F Shares so called for redemption; such payment shall be made by cheque payable at par at any branch in Canada of the Corporation's bankers; from and after the date specified in any such notice, the Series F Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be duly made by the Corporation; at any time after notice of redemption is given as aforesaid, the Corporation shall have the right to deposit the redemption price of any or all Series F Shares called for redemption with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same, and upon such deposit or deposits being made, such shares shall be redeemed on the redemption date specified in the notice of redemption; after the Corporation has made a deposit as aforesaid with respect to any shares, the holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of shareholders in respect thereof and the rights of the holders thereof shall be limited to receiving the proportion of the amounts so deposited applicable to such shares, without interest; any interest allowed on such deposit shall belong to the Corporation.

  (d)
  Conversion of Series F Shares:

  (i)
  Conversion at the Option of the Holder

      Holders of Series F Shares shall have the right, at their option, on November 1, 2001 and on November 1 in every fifth year thereafter (a "Conversion Date"), to convert, subject to the terms and conditions hereof, all or any Series F Shares registered in their name into Series G Shares of the Corporation on the basis of one (1) Series G Share for each Series F Share. The Corporation shall give notice in writing to the then holders of the Series F Shares of the Selected Percentage Rate (as defined in section 6(a)(i)) determined by the Board of Directors to be applicable for the next succeeding Fixed Dividend Rate Period (as defined in section 6(a)(i)) and of the conversion right provided for herein; such notice shall be given by posting the same in a postage paid envelope addressed to each holder of the Series F Shares at the last address of such holder as it appears on the securities register of the Corporation, or in the case of joint holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint holders or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation. Such notice shall set out the Conversion Date and shall be given not less than 45 days nor more than 60 days prior to the applicable Conversion Date.

      If the Corporation gives notice as provided in section 5 (c) to the holders of the Series F Shares of the redemption of all the Series F Shares, the Corporation shall not be required to give notice as provided in this section 5(d)(i) to the holders of the Series F Shares of a Selected Percentage Rate (as defined in section 6(a)(i)) for the Series G Shares or of the conversion right and the right of any holder of Series F Shares to convert such Series F Shares as herein provided shall cease and terminate in that event.

      Holders of Series F Shares shall not be entitled to convert their shares into Series G Shares if, following the close of business on the 14th day preceding a Conversion Date, the Corporation determines that there would remain outstanding on the Conversion Date less than 1,000,000 Series G Shares, after taking into account all Series F Shares tendered for Conversion into Series G Shares and all Series G Shares tendered for conversion into Series F Shares. The Corporation shall give notice in writing thereof, in accordance with the provisions of the first paragraph of this section 5(d)(i), to all affected holders of Series F Shares at least seven (7) days prior to the applicable Conversion Date and will issue and deliver, or cause to be delivered, prior to such Conversion Date, at the expense of the Corporation, to such holders of Series F Shares, who have surrendered for conversion any certificate or certificates representing Series F Shares, new certificates representing the Series F Shares represented by any certificate or certificates surrendered as aforesaid.

    (ii)
    Automatic Conversion

      If following the close of business on the 14th day preceding a Conversion Date the Corporation determines that there would remain outstanding on the Conversion Date less than 1,000,000 Series F Shares after taking into account all Series F Shares tendered for conversion into Series G Shares and all Series G Shares tendered for conversion into Series F Shares, then, all, but not part, of the remaining outstanding Series F Shares shall automatically be converted into Series G Shares on the basis of one (1) Series G Share for each Series F Share on the applicable Conversion Date and the Corporation shall give notice in writing thereof, in accordance with the provisions of section 5(d)(i), to the holders of such remaining Series F Shares at least seven (7) days prior to the Conversion Date.

    (iii)
    Manner of Exercise of Conversion Privilege

      The conversion of Series F Shares may be effected by surrender of the certificate or certificates representing the same not earlier than 45 days prior to a Conversion Date but not later than the close of business on the 14th day preceding a Conversion Date during usual business hours at any office of any transfer agent of the Corporation at which the Series F Shares are transferable accompanied by: (i) payment or evidence of payment of the tax (if any) payable as provided in this section 5(d)(iii); and (ii) a written instrument of surrender in form satisfactory to the Corporation duly executed by the holder, or his attorney duly authorized in writing, in which instrument such holder may also elect to convert part only of the Series F Shares represented by such certificate or certificates not theretofore called for redemption in which event the Corporation shall issue and deliver or cause to be delivered to such holder, at the expense of the Corporation, a new certificate representing the Series F Shares represented by such certificate or certificates which have not been converted.

      In the event the Corporation is required to convert all remaining outstanding Series F Shares into Series G Shares on the applicable Conversion Date as provided for in section 5(d)(ii), the Series F Shares, in respect of which the holders have not previously elected to convert, shall be converted on the Conversion Date into Series G Shares and the holders thereof shall be deemed to be holders of Series G Shares at the close of business on the Conversion Date and shall be entitled, upon surrender during usual business hours at any office of any transfer agent of the Corporation at which the Series F Shares were transferable of the certificate or certificates representing Series F Shares not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Series G Shares in the manner and subject to the terms and provisions as provided in this section 5(d)(iii).

      As promptly as practicable after the applicable Conversion Date, the Corporation shall issue and deliver, or cause to be delivered to or upon the written order of the holder of the Series F Shares so surrendered, a certificate or certificates, issued in the name of, or in such name or names as may be directed by, such holder representing the number of fully-paid and non-assessable Series G Shares and the number of remaining Series F Shares, if any, to which such holder is entitled. Such conversion shall be deemed to have been made at the close of business on the Conversion Date, so that the rights of the holder of such Series F Shares as the holder thereof shall cease at such time and the person or persons entitled to receive Series G Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Series G Shares at such time.

      The holder of any Series F Share on the record date for any dividend declared payable on such share shall be entitled to such dividend notwithstanding that such share is converted into Series G Shares after such record date and on or before the date of the payment of such dividend.

      The issuance of certificates for the Series G Shares upon the conversion of Series F Shares shall be made without charge to the converting holders of Series F Shares for any fee or tax in respect of the issuance of such certificates or the Series G Shares represented thereby; provided, however, that the Corporation shall not be required to pay any tax which may be imposed upon the person or persons to whom such Series G Shares are issued in respect of the issuance of such Series G Shares or the certificate therefor or which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in a name or names other than that of the holder of the Series F Shares converted, and the Corporation shall not be required to issue or deliver such certificate unless the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

    (iv)
    Status of Converted Series F Shares

      All Series F Shares converted into Series G Shares on a Conversion Date shall not be cancelled but shall be restored to the status of authorized but unissued shares of the Corporation as at the close of business on the Conversion Date.

  (e)
  Restrictions on Dividends and Retirement of Shares:

  Without the approval of the holders of outstanding Series F Shares:

    (i)
    the Corporation shall not declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking junior to the Series F Shares) on the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series F Shares;

    (ii)
    the Corporation shall not redeem, purchase or otherwise retire or make any capital distribution on or in respect of the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series F Shares (except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking junior to the Series F Shares);

    (iii)
    the Corporation shall not purchase or otherwise retire less than all of the Series F Shares then outstanding; or

    (iv)
    the Corporation shall not redeem, purchase or otherwise retire (except in connection with the exercise of any retraction privilege or any mandatory redemption obligation attaching thereto) any shares of any class or series ranking on a parity with the Series F Shares provided that, for greater certainty, the covenant in this clause (iv) shall not limit or affect any such action in respect of any class of shares ranking in priority to the Series F Shares;

      unless, in each such case, all cumulative dividends on outstanding Series F Shares accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.

      Any approval of the holders of Series F Shares required to be given pursuant to this section 5(e) may be given in accordance with the second paragraph of section 5(g) and section 5(j). Notwithstanding the provisions of section 5(j) hereof, any approval required to be given pursuant to this section 5(e) shall be required to be given only by the affirmative vote of the holders of the majority of the Series F Shares present or represented at a meeting, or adjourned meeting, of the holders of Series F Shares duly called for the purpose and at which a quorum is present.

  (f)
  Purchase for Cancellation:

    The Corporation may at any time purchase for cancellation the whole or any part of the Series F Shares outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange, or by private agreement or otherwise, at the lowest price or prices at which in the opinion of the Board of Directors such shares are obtainable plus in each case all accrued and unpaid dividends and costs of purchase.

  (g)
  Voting Rights:

    If the Corporation fails to pay (i) during the Fixed Rate Period, eight (8) dividends on the Series F Shares or (ii) during the Floating Rate period, twenty-four (24) dividends on the Series F Shares, in each case whether or not consecutive, the holders of the Series F Shares shall have the right to receive notice of, and to attend, each meeting of shareholders of the Corporation which takes place more than 60 days after the date on which the failure first occurs (other than a separate meeting of the holders of another series or class of shares) and such holders shall also have the right, at any such meeting, to one (1) vote for each Series F Share held, until all such arrears of dividends on the Series F Shares shall have been paid whereupon such rights shall cease unless and until the same default shall again arise under the provisions of this section 5(g).

    In connection with any actions to be taken by the Corporation which require the approval of the holders of the Series F Shares voting as a series or as part of a class, each Series F Share shall entitle the holder thereof to one (1) vote for such purpose.

  (h)
  Issue of Additional Preferred Shares:

    The Corporation may issue additional series of Preferred Shares ranking on a parity with the Series F Shares without the authorization of the holders of the Series F Shares.

  (i)
  Modifications:

    The provisions attaching to the Series F Shares as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by the Business Corporations Act (Ontario), any such approval to be given in accordance with section 5(j).

    None of the series provisions of the articles of the Corporation relating to the Series F Shares shall be amended or otherwise changed unless, contemporaneously therewith, the series provisions, if any, relating to the Series G Shares are, to the extent deemed required by the Corporation, amended or otherwise changed in the same proportion and in the same manner.

  (j)
  Approval of Holders of Series F Shares:

    Any approval of the holders of the outstanding Series F Shares to be given hereunder may be given by at least two-thirds of the votes at a meeting of the holders of Series F Shares duly called for that purpose and held upon not less than 21 days notice at which the holders of at least a majority of the outstanding Series F Shares are present or are represented by proxy. If at such meeting the holders of a majority of the outstanding Series F Shares are not present or represented by proxy within one-half hour after the time appointed for such meeting then the meeting shall be adjourned to such date being not less than 21 days thereafter and to such time and place as may be designated by the chairman, and not less than 14 days notice shall be given of the reconvening of such adjourned meeting, but it shall not be necessary in such notice to specify the purpose for which the meeting was originally called. At such adjourned meeting the holders of Series F Shares present or represented by proxy may transact the business for which the meeting was originally called and a resolution passed by at least two-thirds of the votes cast at such meeting shall constitute the approval of the holders of the Series F Shares. On every poll taken at every such meeting every holder of Series F Shares shall be entitled to one vote in respect of each Series F Share held. Subject to the foregoing, the formalities to be observed in respect of the giving or waiving of notice of any such meeting and the conduct thereof shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders.

    Any approval given by the holders of the Series F Shares shall be deemed to have been sufficiently given if it shall have been given by the holders of Series F Shares as provided in the provisions attaching to the Preferred Shares as a class, which provisions shall apply mutatis mutandis.

  (k)
  Tax Election:

    The Corporation shall elect, in the manner and within the time provided under the Income Tax Act (Canada), under subsection 191.2(1) of the said Act, or any successor or replacement provision of similar effect, and take all other necessary action under such Act, to pay tax at a rate such that no holder of the Series F Shares will be required to pay tax on dividends received on the Series F Shares under section 187.2 of Part IV.I of such Act or any successor or replacement provision of similar effect.

  (l)
  Mail Service Interruption:

    If the Corporation determines that mail service is, or is threatened to be, interrupted at the time when the Corporation is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to the holder of any Series F Shares, whether in connection with the redemption or conversation of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:

    (i)
    give such notice by telex, telecopier or telegraph communication or by means of publication once in each of two successive weeks in a newspaper of general circulation published or distributed in Toronto, Ontario deemed to have been given on the date on which such telex, telecopier or telegraph communication was given or on the date on which the first publication has taken place; and

    (ii)
    fulfill the requirement to send such cheque or such share certificate by arranging for delivery thereof to the principal office of the Corporation in Toronto, Ontario, and such cheque and/or certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (i) above, provided that as soon as the Corporation determines that mail service is no longer interrupted or threatened to be interrupted such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by ordinary unregistered first class prepaid mail to the registered address of each person who at the date of mailing is a registered holder and who is entitled to receive such cheque or share certificate, or in the case of joint holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint holders or in the event of the address of any such holder not so appearing, then at the last address of such holder known to the Corporation.

  (m)
  Notice of Annual Dividend Rate Applicable to the Series G Shares:

    Within three (3) business days of the determination of the Annual Dividend Rate (as defined in section 6(a)(i)) the Corporation shall give notice thereof to the holders of the Series F Shares by publication once in the national edition of the Globe and Mail in the English language and once in the City of Montréal, Québec in both the French and English languages in a daily newspaper of general circulation in Montréal; provided that if any such newspaper is not being generally circulated at that time, such notice shall be published in another equivalent publication.

  (n)
  Interpretation:

    In the provisions herein contained attaching to the Series F Shares:

    (i)
    "accrued and unpaid dividends" means: (i) during the Fixed Rate Period, the aggregate of (A) all unpaid dividends on the Series F Shares for any Dividend Period and (B) the amount calculated as though dividends on each Series F Share had been accruing on a day-to-day basis from and including the date on which the last quarterly dividend was payable to but excluding the date to which the computation of accrued dividends is to be made; and (ii) during the Floating Rate Period, the aggregate of (A) all unpaid dividends on the Series F Shares for any Dividend Period and (B) the amount calculated as though dividends on each Series F Share had been accruing on a day-to-day basis from and including the first day of the Month immediately following the Month with respect to which the dividend was or will be, as the case may be, payable to but excluding the date to which the computation of accrued dividends is to be made;

    (ii)
    "in priority to", "on a parity with" and "junior to" have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs;

    (iii)
    in the event that any date on which any dividend on the Series F Shares is payable by the Corporation, or any date on or by which any other action is required to be taken by the Corporation or the holders of Series F Shares hereunder, is not a business day (as hereinafter defined), then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a business day. A "business day" shall be a day other than a Saturday, a Sunday or any other day that is treated as a holiday at the Corporation's principal office in Canada; and

    (iv)
    Any action or determination made or taken in respect of the Cumulative Redeemable Preferred Shares, Series F of Noranda Inc., a predecessor of the Corporation, shall be deemed to have been made or taken in respect of the Series F Shares.

6.     Number and Designation of, and Rights, Privileges, Restrictions and Conditions Attaching to Preferred Shares, Series G

The second series of Preferred Shares of the Corporation shall consist of 12,000,000 shares designated as Cumulative Redeemable Preferred Shares, Series G ("Series G Shares") and, in addition to the rights, privileges, restrictions and conditions attaching to the Preferred Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

  (a)
  Dividends:

  (i)
  Definitions

      For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires:

      "Annual Dividend Rate" means for any Fixed Dividend Rate Period the rate of interest expressed as a percentage per annum (rounded to the nearest one-thousandth (1/1000) of one percent (1%)) which is equal to the Government of Canada Yield multiplied by the Selected Percentage Rate for such Fixed Dividend Rate Period;

      "Dividend Payment Date" means the first day of each of February, May, August and November in each year;

      "Fixed Dividend Rate Period" means for the initial Fixed Dividend Rate Period, the period commencing on November 1, 2001 and ending on and including October 31, 2006, and for each succeeding Fixed Dividend Rate Period, the period commencing on the day immediately following the end of the immediately preceding Fixed Dividend Rate Period and ending on and including October 31 in the fifth year immediately thereafter;

      "Government of Canada Yield" on any date shall mean the average of the yields determined by two registered Canadian investment dealers, selected by the Board of Directors, as being the yield to maturity on such date compounded semi-annually and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada Bond would carry if issued in Canadian dollars in Canada at 100% of its principal amount on such date with a term to maturity of five years; and

      "Selected Percentage Rate" for each Fixed Dividend Rate Period means the date of interest, expressed as a percentage of the Government of Canada Yield, determined by the Board of Directors as set forth in the notice of the holders of the Series G Shares given in accordance with the provisions of section 6(d)(i), which rate of interest shall be not less than 80% of the Government of Canada Yield.

    (ii)
    General

      The holders of the Series G Shares shall be entitled to receive fixed, cumulative, preferred cash dividends, as and when declared by the Board of Directors, out of moneys of the Corporation properly applicable to the payment of dividends, in the amount per share per annum determined by multiplying the Annual Dividend Rate by $25.00, payable quarterly in respect of each 12 month period on the first day of February, May, August and November in each year by cheque at par in lawful money of Canada at any branch in Canada of the Corporation's bankers.

      Dividends declared on the Series G Shares shall (except in case of redemption in which case payment of dividends shall be made on surrender of the certificate representing the Series G Shares to be redeemed) be paid by posting in a postage paid envelope addressed to each holder of the Series G Shares at the last address of such holder as it appears on the securities register of the Corporation or, in the case of joint holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint holders, or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, a cheque for such dividends (less any tax required to be deducted) payable to the order of such holder or, in the case of joint holders, to the order of all such holders failing written instructions from them to the contrary. Notwithstanding the foregoing, any dividend cheque may be delivered by the Corporation to a holder of Series G Shares at the holder's address as aforesaid. The posting or delivery of such cheque shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such dividends to the extent of the sum represented thereby (plus the amount of any tax required to be deducted as aforesaid) unless such cheque is not paid on due presentation.

    (iii)
    Calculation of Annual Dividend Rate

      The Corporation shall calculate on the 21st day prior to the first day of each Fixed Dividend Rate Period the Annual Dividend Rate for each Fixed Dividend Rate Period based upon the Selected Percentage Rate and the Government of Canada Yield in effect at 10:00 a.m. (Toronto, Ontario time) on the said 21st day prior to the first day of each Fixed Dividend Rate Period and give notice thereof: (i) within one (1) business day to all stock exchanges in Canada on which the Series G Shares are listed for trading or if the Series G Shares are not listed on a stock exchange in Canada, to the Investment Dealers Association of Canada; and (ii) within three (3) business days to, except in relation to the initial Fixed Dividend Rate Period, the holders of the Series G Shares by publication once in the national edition of the Globe and Mail in the English language and once in the City of Montréal, Québec in both the French and English languages in a daily newspaper of general circulation in Montréal; provided that if any such newspaper is not being generally circulated at that time, such notice shall be published in another equivalent publication.

  (b)
  Rights on Liquidation:

    In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation for the purpose of winding up its affairs, the holder of the Series G Shares shall be entitled to receive $25.00 per Series G Share together with all dividends accrued and unpaid up to but excluding the date of payment or distribution, before any amounts shall be paid or any assets of the Corporation distributed to the holders of the Common Shares of the Corporation or any other shares ranking junior to the Series G Shares. Upon payment of such amounts, the holders of the Series G Shares shall not be entitled to share in any further distribution of the property or assets of the Corporation.

  (c)
  Redemption at the Option of the Corporation:

    The Corporation may not redeem any of the Series G Shares prior to November 1, 2006. Subject to applicable law and section 6(e) hereof, upon giving notice as hereinafter provided, the Corporation may, on November 1, 2006 or on November 1 in every fifth year thereafter, redeem at any time all, but not less than all, the outstanding Series G Shares on payment of $25.00 for each such share to be redeemed together with accrued and unpaid dividends up to but excluding the date fixed for redemption, the whole constituting the redemption price.

    The Corporation shall give notice in writing not less than 45 days nor more than 60 days prior to the date on which the redemption is to take place to each person who at the date of giving such notice is the holder of Series G Shares to be redeemed of the intention of the Corporation to redeem such shares; such notice shall be given by posting the same in a postage paid envelope addressed to each holder of Series G Shares to be redeemed at the last address of such holder as it appears on the securities register of the Corporation, or in the case of joint holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint holders or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such holders shall not affect the validity of the redemption as to the other holders of the Series G Shares to be redeemed. Such notice shall set out the number of such Series G Shares held by the person to whom it is addressed which are to be redeemed and the redemption price and shall also set out the date on which the redemption is to take place, and on and after the date so specified for redemption the Corporation shall pay or cause to be paid to the holders of such Series G Shares to be redeemed the redemption price on presentation and surrender, at any place within Canada designated by such notice, of the certificate or certificates for such Series G Shares so called for redemption; such payment shall be made by cheque payable at par at any branch in Canada of the Corporation's bankers; from and after the date specified in any such notice, the Series G Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be duly made by the Corporation; at any time after notice of redemption is given as aforesaid, the Corporation shall have the right to deposit the redemption price of any or all Series G Shares called for redemption with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same, and upon such deposit or deposits being made, such shares shall be redeemed on the redemption date specified in the notice of redemption; after the Corporation has made a deposit as aforesaid with respect to any shares, the holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of shareholders in respect thereof and the rights of the holders thereof shall be limited to receiving a proportion of the amounts so deposited applicable to such shares, without interest; any interest allowed on such deposit shall belong to the Corporation.

  (d)
  Conversion of Series G Shares:

  (i)
  Conversion at the Option of the Holder

      Holders of Series G Shares shall have the right, at their option, on November 1, 2006 and on November 1 in every fifth year thereafter (a "Conversion Date"), to convert, subject to the terms and provisions hereof, all or any Series G Shares registered in their name into Series F Shares of the Corporation on the basis of one (1) Series F Share for each Series G Share. The Corporation shall give notice in writing to the then holders of the Series G Shares of the Selected Percentage Rate determined by the Board of Directors to be applicable for the next succeeding Fixed Dividend Rate Period and of the conversion right provided for herein; such notice shall be given by posting the same in a postage paid envelope addressed to each holder of the Series G Shares at the last address of such holder as it appears on the securities register of the Corporation, or in the case of joint holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint holders or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation. Such notice shall set out the Conversion Date and shall be given not less than 45 days nor more than 60 days prior to the applicable Conversion Date.

      If the Corporation gives notice as provided in section 6(c) to the holders of the Series G Shares of the redemption of all the Series G Shares, the Corporation shall not be required to give notice as provide in this section 6(d)(i) to the holders of the Series G Shares of a Selected Percentage Rate or of the conversion right and the right of any holder of Series G Shares to convert such Series G Shares as herein provided shall cease and terminate in that event.

      Holders of Series G Shares shall not be entitled to convert their shares into Series F Shares if, following the close of business on the 14th day preceding a Conversion Date, the Corporation determines that there would remain outstanding on the Conversion Date less than 1,000,000 Series F Shares after taking into account all Series G Shares tendered for conversion into Series F Shares and all Series F Shares tendered for conversion into Series G Shares. The Corporation shall give notice in writing thereof, in accordance with the provisions of the first paragraph of this section 6(d)(i), to all affected holders of Series G Shares at least seven (7) days prior to the applicable Conversion Date and will issue and deliver, or cause to be delivered, prior to such Conversion Date, at the expense of the Corporation, to such holders of Series G Shares, who have surrendered for conversion any certificate or certificates representing Series G Shares, new certificates representing the Series G Shares represented by any certificate or certificates surrendered as aforesaid.

    (ii)
    Automatic Conversion

      If following the close of business on the 14th day preceding a Conversion Date the Corporation determines that there would remain outstanding on the Conversion Date less than 1,000,000 Series G Shares after taking into account all Series G Shares tendered for conversion into Series F Shares and all Series F Shares tendered for conversion into Series G Shares, then, all, but not part, of the remaining outstanding Series G Shares shall automatically be converted into Series F Shares on the basis of one (1) Series F Share for each Series G Share on the applicable Conversion Date and the Corporation shall give notice in writing thereof, in accordance with the provisions of section 6 (d)(i), to the holders of such remaining Series G Shares at least seven (7) days prior to the Conversion Date.

    (iii)
    Manner of Exercise of Conversion Privilege

      The conversion of Series G Shares may be effected by surrender of the certificate of certificates representing the same not earlier than 45 days prior to a Conversion Date but not later than the close of business on the 14th day preceding a Conversion Date during usual business hours at any office of any transfer agent of the Corporation at which the Series G Shares are transferable accompanied by: (1) payment or evidence of payment of the tax (if any) payable as provided in this section 6(d)(iii); and (2) a written instrument of surrender in form satisfactory to the Corporation duly executed by the holder, or his attorney duly authorized in writing, in which instrument such holder may also elect to convert part only of the Series G Shares represented by such certificate or certificates not theretofore called for redemption in which event the Corporation shall issue and deliver or cause to be delivered to such holder, at the expense of the Corporation, a new certificate representing the Series G Shares represented by such certificate or certificates which have not been converted.

      In the event the Corporation is required to convert all remaining outstanding Series G Shares into Series F Shares on the applicable Conversion Date as provided for in section 6(d)(ii), the Series G Shares in respect of which the holders have not previously elected to convert, shall be converted on the Conversion Date into Series F Shares and the holders thereof shall be deemed to be holders of Series F Shares at the close of business on the Conversion Date and shall be entitled, upon surrender during usual business hours at any office of any transfer agent of the Corporation at which the Series G Shares were transferable of the certificate or certificates representing Series G Shares not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Series F Shares in the manner and subject to the terms and provisions as provided in this section 6(d)(iii).

      As promptly as practicable after the Conversion Date, the Corporation shall issue and deliver, or cause to be delivered to or upon the written order of the holder of the Series G Shares so surrendered, a certificate or certificates, issued in the name of, or in such name or names as may be directed by, such holder representing the number of fully-paid and non-assessable Series F Shares and the number of remaining Series G Shares, if any, to which such holder is entitled. Such conversion shall be deemed to have been made at the close of business on the Conversion Date, so that the rights of the holder of such Series G Shares as the holder thereof shall cease at such time and the person or persons entitled to receive Series F Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Series F Shares at such time.

    The holder of any Series G Share on the record date for any dividend declared payable on such share shall be entitled to such dividend notwithstanding that such share is converted into Series F Shares after such record date and on or before the date of the payment of such dividend.

    The issuance of certificates for the Series F Shares upon the conversion of Series G Shares shall be made without charge to the converting holders of Series G Shares for any fee or tax in respect of the issuance of such certificates or the Series F Shares represented thereby; provided, however, that the Corporation shall not be required to pay any tax which may be imposed upon the person or persons to whom such Series F Shares are issued in respect of the issuance of such Series F Shares or the certificate therefor or which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in a name or names other than that of the holder of the Series G Shares converted, and the Corporation shall not be required to issue or deliver such certificate unless the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

    (iv)
    Status of Converted Series G Shares

    All Series G Shares converted into Series F Shares on a Conversion Date shall not be cancelled but shall be restored to the status of authorized but unissued shares of the Corporation as at the close of business on the Conversion Date.

  (e)
  Restrictions on Dividends and Retirement of Shares:

  Without the approval of the holders of outstanding Series G Shares:

    (i)
    the Corporation shall not declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking junior to the Series G Shares) on the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series G Shares;

    (ii)
    the Corporation shall not redeem, purchase or otherwise retire or make any capital distribution on or in respect of the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series G Shares (except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking junior to the Series G Shares);

    (iii)
    the Corporation shall not purchase or otherwise retire less than all of the Series G Shares then outstanding; or

    (iv)
    the Corporation shall not redeem, purchase or otherwise retire (except in connection with the exercise of any retraction privilege or any mandatory redemption obligation attaching thereto) any shares of any class or series ranking on a parity with the Series G Shares provided that, for greater certainty, the covenant in this clause (iv) shall not limit or affect any such action in respect of any class of shares ranking in priority to the Series G Shares;

  unless, in each such case, all cumulative dividends on outstanding Series G Shares accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.

  Any approval of the holders of the Series G Shares required to be given pursuant to this section 6(e) may be given in accordance with the second paragraph of section 6(g) and section 6(j). Notwithstanding the provisions of section 6(j) hereof, any approval required to be given pursuant to this section 6(e) shall be required to be given only by the affirmative vote of the holders of the majority of the Series G Shares present or represented at a meeting or adjourned meeting, of the holders of Series G Shares duly called for the purpose and at which a quorum is present.

  (f)
  Purchase for Cancellation:

  The Corporation may at any time purchase for cancellation the whole or any part of the Series G Shares outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange, or by private agreement or otherwise, at the lowest price or prices at which in the opinion of the Board of Directors such shares are obtainable plus in each case all accrued and unpaid dividends and costs of purchase.

  (g)
  Voting Rights:

  If the Corporation fails to pay eight (8) dividends on the Series G Shares, whether or not consecutive, the holders of the Series G Shares shall have the right to receive notice of, and to attend, each meeting of shareholders of the Corporation which takes place more than 60 days after the date on which the failure first occurs (other than a separate meeting of the holders of another series or class of shares) and such holders shall also have the right, at any such meeting, to one (1) vote for each Series G Shares held, until all such arrears of dividends on the Series G Shares shall have been paid whereupon such rights shall cease unless and until the same default shall again arise under the provisions of this section 6(g).

  In connection with any actions to be taken by the Corporation which require the approval of the holders of the Series G Shares voting as a series or as part of a class, each Series G Shares shall entitle the holder thereof to one (1) vote for such purpose.

  (h)
  Issue of Additional Preferred Shares:

  The Corporation may issue additional series of Preferred Shares ranking on a parity with the Series G Shares without the authorization of the holders of the Series G Shares.

  (i)
  Modifications:

  The provisions attaching to the Series G Shares as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by the Business Corporation Act (Ontario), any such approval to be given in accordance with section 6(j).

  None of the series provisions of the articles of the Corporation relating to the Series G Shares shall be amended or otherwise changed unless, contemporaneously therewith, the series provisions, if any, relating to the Series F Shares are, to the extent deemed required by the Corporation, amended or otherwise changed in the same proportion and in the same manner.

  (j)
  Approval of Holders of Series G Shares:

  Any approval of the holders of the outstanding Series G Shares to be given hereunder may be given by at least two-thirds of the votes cast at a meeting of the holders of Series G Shares duly called for that purpose and held upon not less than 21 days notice at which the holders of at least a majority of the outstanding Series G Shares are present or are represented by proxy. If at such meeting the holders of a majority of the outstanding Series G Shares are not present or represented by proxy within one-half hour after the time appointed for such meeting then the meeting shall be adjourned to such date being not less than 21 days thereafter and to such time and place as may be designated by the chairman, and not less than 14 days notice shall be given of the reconvening of such adjourned meeting, but it shall not be necessary in such notice to specify the purpose for which the meeting was originally called. At such adjourned meeting the holders of Series G Shares present or represented by proxy may transact the business for which the meeting was originally called and a resolution passed by at least two-thirds of the votes cast at such meeting shall constitute the approval of the holders of the Series G Shares. On every poll taken at every such meeting every holder of Series G Shares shall be entitled to one vote in respect of each Series G Share held. Subject to the foregoing, the formalities to be observed in respect of the giving or waiving of notice of any such meeting and the conduct thereof shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders.

  (k)
  Tax Election:

  The Corporation shall elect, in the manner and within the time provided under the Income Tax Act (Canada), under subsection 191.2(1) of the said Act, or any successor or replacement provision of similar effect, and take all other necessary action under such Act, to pay tax at a rate such that no holder of the Series G Shares will be required to pay tax on dividends received on the Series G Shares under section 187.2 of Part IV.I of such Act or any successor or replacement provision of similar effect.

  (l)
  Mail Service Interruption:

  If the Corporation determines that mail service is, or is threatened to be, interrupted at the time when the Corporation is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to the holder of any Series G Shares, whether in connection with the redemption or conversion of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:

    (i)
    give such notice by telex, telecopier, or telegraph communication or by means of publication once in each of two successive weeks in a newspaper of general circulation published or distributed in Toronto, Ontario and Montréal, Québec and such notice shall be deemed to have been given on the date on which such telex, telecopier or telegraph communication was given or on the date on which the first publication has taken place; and

    (ii)
    fulfill the requirement to send such cheque or such share certificate by arranging for delivery thereof to the principal office of the Corporation in Toronto, Ontario, and such cheque and/or certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (i) above, provided that as soon as the Corporation determines that mail service is no longer interrupted or threatened to be interrupted such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by ordinary unregistered first class prepaid mail to the registered address of each person who at the date of mailing is a registered holder and who is entitled to receive such cheque or share certificate, or in the case of joint holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint holders, or in the event of the address of any such holder not so appearing, then at the last address of such holder known to the Corporation.

  (m)
  Interpretation:

  In the provisions herein contained attaching to the Series G Shares:

    (i)
    "accrued and unpaid dividends" means the aggregate of: (i) all unpaid dividends on the Series G Shares for any quarterly period; and (ii) the amount calculated as though dividends on each Series G Share had been accruing on a day-to-day basis from and including the date on which the last quarterly dividend was payable to but excluding the date to which the computation of accrued dividends is to be made;

    (ii)
    "in priority to", "on a parity with" and "junior to" have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs;

    (iii)
    in the event that any date on which any dividend on the Series G Shares is payable by the Corporation, or any date on or by which any other action is required to be taken by the Corporation or the holders of Series G Shares hereunder, is not a business day (as hereinafter defined), then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a business day. A "business day" shall be a day other than a Saturday, a Sunday or any other day that is treated as a holiday at the Corporation's principal office in Canada; and

    (iv)
    Any action or determination made or taken in respect of the Cumulative Redeemable Preferred Shares, Series G of Noranda Inc., a predecessor of the Corporation, shall be deemed to have been made or taken in respect of the Series G Shares.

7.     Number and Designation of, and Rights, Privileges, Restrictions and Conditions Attaching to Preferred Shares, Series H

The third series of Preferred Shares of the Corporation shall consist of 6,000,000 shares designated as Cumulative Preferred Shares, Series H (the "Series H Shares") and, in addition to the rights, privileges, restrictions and conditions attaching to the Preferred Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

  (a)
  Interpretation

  (i)
  Defined Terms. In these Series H Provisions:

    "Board of Directors" means the board of directors of the Corporation.

    "Book-Entry Shares" means Series H Shares held through the Book-Entry System.

    "Book-Entry System" means the record entry securities transfer and pledge system administered by the Depository in accordance with its operating rules and procedures in force from time to time or any successor system thereof.

    "Business Day" means a day other than a Saturday, a Sunday or any other day which is a statutory or civic holiday in Toronto, Ontario.

    "Cash Conversion Price" has the meaning attributed to it in subsection 7(d)(i)(A).

    "CDS" means The Canadian Depository for Securities Limited.

    "Closing Date" means the date of first issue of the Series H Shares, being March 25, 2003 or such other date not later than April 25, 2003 as may be designated by the Corporation.

    "Common Shares" means the common shares of the Corporation, and any other securities into which those shares may be changed or for which those shares may be exchanged (whether or not the Corporation is the issuer of such other securities) or any other consideration which may be received by the holders of such shares pursuant to a capital reorganization, merger or amalgamation of the Corporation or comparable transaction affecting the common shares of the Corporation.

    "Conversion Right" means the Corporation Conversion Right or the Holder's Conversion Right, as applicable.

    "Corporation Conversion Date" has the meaning attributed to it in subsection 7(d)(i)(A).

    "Corporation Conversion Notice" has the meaning attributed to it in subsection 7(d)(i)(A).

    "Corporation Conversion Right" has the meaning attributed to it in subsection 7(d)(i)(A).

    "Current Market Price" means, in respect of any specified date, the weighted average trading price of the Common Shares on the TSX (or, if not then listed on that exchange, on another exchange or market chosen by the Board of Directors on which the Common Shares are then traded), for a period of 20 consecutive Trading Days ending on the fourth day immediately prior to such specified date or, if such fourth day is not a Trading Day, on the immediately preceding Trading Day.

    "Depository" means CDS and its nominees or any successor carrying on the business as a depository, as determined pursuant to subsection 7(k)(iii).

    "Dividend" and "Dividends" have the respective meanings attributed to them in subsection 7(b)(i)(A).

    "Dividend Payment Date" means the last day of each of the months of March, June, September and December in each year.

    "Dividend Period" means the Initial Dividend Period and, thereafter, the period from and including a Dividend Payment Date up to but excluding the next succeeding Dividend Payment Date.

    "Global Certificate" means the global certificate representing outstanding Book-Entry Shares.

    "Holder's Conversion Date" has the meaning attributed to it in subsection 7(d)(ii)(A).

    "Holder's Conversion Notice" has the meaning attributed to it in subsection 7(d)(ii)(B).

    "Holder's Conversion Right" has the meaning attributed to it in subsection 7(d)(ii)(A).

    "Initial Dividend Period" means the period from and including the Issue Date to but excluding June 30, 2003.

    "Issue Date" means the date any of the Series H Shares are first issued.

    "Participant" has the meaning attributed to it in subsection 7(k)(i).

    "Purchase Right" has the meaning attributed to it in subsection 7(d)(vi)(A).

    "Purchase Right Notice" has the meaning attributed to it in subsection 7(d)(vi)(B).

    "Purchase Right Redemption Date" has the meaning attributed to it in subsection 7(d)(vi)(A).

    "Purchase Right Redemption Price" has the meaning attributed to it in subsection 7(d)(vi)(A).

    "Redemption Date" has the meaning attributed to it in subsection 7(c)(iv).

    "Redemption Notice" has the meaning attributed to it in subsection 7(c)(iv).

    "Redemption Price" has the meaning attributed to it in subsection 7(c)(ii).

    "Saleable Preferred Shares" has the meaning attributed to it in subsection 7(d)(vi)(D).

    "Series H Provisions" has the meaning attributed to it in the introductory paragraph to these terms and conditions attaching to the Series H Shares.

    "Series H Shares" following the amalgamation has the meaning attributed to it in the introductory paragraph to these Series H Provisions.

    "Subject Shares" has the meaning attributed to in subsection 7(d)(vi)(B).

    "Substituted Purchaser" has the meaning attributed to it in subsection 7(d)(vi)(A)(b).

    "Tax Act" means the Income Tax Act (Canada).

    "Trading Day" means, with respect to any stock exchange or over-the-counter market, a day on which shares may be traded through the facilities of such stock exchange or in such over-the-counter market, and otherwise means a day on which shares may be traded through the facilities of the principal stock exchange on which the Common Shares are listed (or, if the Common Shares are not listed on any stock exchange, then in the over-the-counter market).

    "Transfer Agent" means CIBC Mellon Trust Company at its principal office in the city of Toronto, a trust company existing under the laws of Canada, or such other person as from time to time may be the registrar and transfer agent for the Series H Shares.

    "Transferee" and "Transferees" have the meanings attributed to them in subsection 7(d)(i)(B).

    "TSX" means the Toronto Stock Exchange.

    "Voting Rights" has the meaning attributed to it in section 7(h).

    (ii)
    Ranking of Shares. The expressions "in priority to", "on a parity with", "ranking equally with", "ranking prior to" and "ranking junior to" and similar expressions as used herein refer to the order of priority only in payment of dividends or in the distribution of assets in the event of any liquidation, dissolution of winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation for the purpose of winding-up its affairs.

    (iii)
    Holder. References to a "holder" in relation to the Series H Shares mean the owner of the beneficial interest in such shares.

    (iv)
    References to Statutes. Reference in these Series H Provisions to any statute is to that statute as in force from time to time, including any regulations, rules, policy statements or guidelines made under that statute, and includes any statute which may be enacted in substitution of that statute.

    (v)
    References to Sections. Reference in these Series H Provisions to any section or subdivision is to the designated section or subdivision of these Series H Provisions.

    (vi)
    Other Payment Matters.

    A.
    If any date on which any Dividend, as hereinafter defined, on the Series H Shares is payable or on or by which any other action is required to be taken by the Corporation under these Series H Provisions is not a Business Day, then the Dividend will be payable, or such other action will be required to be taken, on or by the next day that is a Business Day.

    B.
    In the event of the non-receipt of a cheque by a holder of Series H Shares entitled to the cheque, or the loss or destruction of the cheque, the Corporation, on being furnished with reasonable evidence of non-receipt, loss or destruction, and an indemnity reasonably satisfactory to the Corporation, will issue to the holder a replacement cheque for the amount of the original cheque.

      C.
      Notwithstanding any other provision of these share terms, the Corporation may deduct or withhold from any payment, distribution, issuance or delivery to be made pursuant to these share terms any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and will remit such amounts to the relevant tax authority as required. Where the cash component of any payment, distribution, issuance or delivery to be made pursuant to these share terms is less than the amount that the Corporation is so required or permitted to deduct or withhold, the Corporation will be permitted to deduct and withhold from any non-cash payment, distribution, issuance or delivery to be made pursuant to these share terms any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and to dispose of such property in order to remit any amount required to be remitted to any relevant tax authority. Notwithstanding the above, the amount of any payment, distribution, issuance or delivery made pursuant to these Series H Provisions will be considered to be the amount of the payment, distribution, issuance or delivery plus any amount deducted or withheld pursuant to this subsection 7(a)(vi)(C).

    (vii)
    Currency Conversion. If it is necessary to convert any amount into Canadian dollars, the Board of Directors will select an appropriate method and rate of exchange to convert any non-Canadian currency into Canadian dollars.

  (b)
  Dividends

  (i)
  Payment of Dividends.

  A.
  The holders of Series H Shares will be entitled to receive and the Corporation will pay thereon, if, as and when declared by the Board of Directors out of the assets of the Corporation properly applicable to the payment of dividends, fixed preferential cumulative cash dividends (each a "Dividend" and, collectively, the "Dividends") in an amount per Series H Share per annum equal to $1.625, payable quarterly, in equal instalments of $0.40625 per Series H Share, with respect to each Dividend Period, on the Dividend Payment Date immediately following the end of each such Dividend Period (less any tax required to be deducted), accruing daily from the date of issue.

      B.
      In respect of any period other than the Initial Dividend Period that is less than a full Dividend Period, holders will be entitled to receive and the Corporation will pay on the Series H shares, if, as and when declared by the Board of Directors out of the assets of the Corporation properly applicable to the payment of dividends, a Dividend in an amount per Series H Share equal to the amount obtained (rounded to five decimal places) when $0.40625 is multiplied by a fraction, the numerator of which is the number of calendar days in the relevant period (which shall include the first day of such period but exclude the last day of such period) and the denominator of which is the number of calendar days in the Dividend Period in which such period falls. Provided the Closing Date occurs on March 25, 2003, the Dividend payable in respect of the Initial Dividend Period, if declared by the Board of Directors, as calculated in accordance with the foregoing provisions of this section 7(b)(i)(B), will be payable on June 30, 2003 in the amount of $0.43333 per Series H Share.

      C.
      If on any Dividend Payment Date the Dividend payable on such date is not paid in full on all the Series H Shares then issued and outstanding, such Dividend, or the unpaid part thereof, will be paid at a subsequent date or dates determined by the Board of Directors on which the Corporation has sufficient monies properly applicable to the payment of such Dividends. The holders of Series H Shares will not be entitled to any Dividends other than or in excess of the preferential cumulative Dividends hereinbefore provided.

    (ii)
    Method of Payment. Dividends on the Series H Shares will (other than in the case of redemption, in which case payment of Dividends will be made on surrender of the certificate representing the Series H Shares to be redeemed) be paid by cheque, in lawful money of Canada, payable at par at any branch in Canada of a chartered bank or trust company, in the amount, rounded to the nearest whole cent ($0.01) of the applicable Dividend (less any tax required to be deducted and withheld by the Corporation). The mailing by ordinary unregistered first class prepaid mail of such a cheque to a holder of Series H Shares to the address of the holder as it appears on the register of holders, or, in the case of joint holders, to the address of that one whose name appears first in the register of holders as one of such joint holders, or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, on or before the applicable Dividend Payment Date will be deemed to be payment and will satisfy and discharge all liabilities for Dividends payable on that Dividend Payment Date to the extent of the amount represented by the cheque (plus any tax required to be deducted and withheld from the payment) unless such cheque is not paid on due presentation. Dividends represented by a cheque which has not been duly presented for payment within six years after it was issued or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable and set apart for payment will be forfeited to the Corporation. The Corporation may pay Dividends in any other manner as it may agree with any particular holder.

  (c)
  Redemption

  (i)
  No Redemption Before March 31, 2008. The Corporation may not redeem any Series H Shares before March 31, 2008.

  (ii)
  Redemption On and After March 31, 2008. On and after March 31, 2008, but subject to section 7(g) and to applicable law, the Corporation may, upon giving notice as hereinafter provided, at its option, at any time redeem all, or from time to time any part, of the then outstanding Series H Shares from any one or more of the holders thereof as the Board of Directors may in its sole discretion determine, without the consent of the holders, on payment in an amount in cash for each such share redeemed of $25.00, together with all accrued and unpaid Dividends up to but excluding the date fixed for redemption (less any tax required to be deducted or withheld by the Corporation) (the "Redemption Price").

  (iii)
  Partial Redemption. If less than all the outstanding Series H Shares are at any time to be redeemed, the shares will be redeemed as nearly practicable on a pro-rata basis.

  (iv)
  Notice of Redemption. the Corporation will give to each holder of Series H Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such shares (the "Redemption Notice") not less than 30 days and not more than 60 days prior to the date fixed for redemption. The Redemption Notice must set out the number of Series H Shares held by the person to whom it is addressed which are to be redeemed, the Redemption Price and the date on which the redemption is to occur (the "Redemption Date"). A Redemption Notice will be validly and effectively given on the date on which it is sent and such notice will be given and sent by ordinary unregistered first class prepaid mail or by delivery addressed to each holder of Series H Shares to be redeemed at the last address of such holder as it appears on the register of holders, or, in the case of joint holders, to the address of that one whose name appears first in the register of holders as one of such joint holders, or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such holders shall not affect the validity of the redemption as to the other holders of the Series H Shares to be redeemed.

  (v)
  Method of Payment. On and after the Redemption Date, the Corporation will pay or cause to be paid to or to the order of the holders of the Series H Shares to be redeemed the Redemption Price thereof on presentation and surrender at any principal office of the Transfer Agent, or at any other place or places within Canada designated in the Redemption Notice, of the certificate or certificates for the Series H Shares so called for redemption (except that, as long as the Series H Shares are held in the Book-Entry System, as hereinafter defined, there will be no requirement to deposit any certificate), together with such other documents as may be reasonably required to effect the redemption of the Series H Shares. The Corporation may contact CDS to verify the holding of any holder or the position of the participant through which the holding is held. Payment will be made by cheque payable at par at any branch in Canada of a chartered bank or trust company. If only a part of the Series H Shares represented by any certificate is redeemed, a new certificate for the balance will be issued at the expense of the Corporation. Subject to subsection 7(c)(vi), from and after the date specified in any Redemption Notice, the Series H Shares called for redemption will be deemed to be redeemed and the holders of those Series H Shares will cease to be entitled to Dividends and will not be entitled to exercise any of the rights of shareholders in respect of those Series H Shares unless payment of the Redemption Price is not duly made by the Corporation on presentation and surrender of the certificate or certificates representing the Series H Shares.

    (vi)
    Deposit of Redemption Price. At any time after the Redemption Notice is given, the Corporation will have the right to deposit the Redemption Price, as applicable, of any or all Series H Shares called for redemption with any chartered bank or trust company in Canada named in the Redemption Notice, including the Transfer Agent, to the credit of a special account for the respective holders of those Series H Shares to be paid on surrender to the Corporation or that chartered bank or trust company of the certificate or certificates representing those Series H Shares. Any such deposit will constitute payment and satisfaction of the Redemption Price of the Series H Shares for which the deposit is made and the rights of the holders of those shares will be limited to receiving the proportion (less any tax required to be deducted or withheld by the Corporation) of the Redemption Price so deposited applicable to those shares, without interest, on presentation and surrender of the certificate or certificates representing the Series H Shares being redeemed. the Corporation will be entitled to any interest on such deposit.

  (d)
  Conversion Right

  (i)
  Conversion into Common Shares at the Option of the Corporation.

  A.
  On and after March 31, 2008, but subject to section 7(g), applicable law and any requirement to obtain regulatory relief, the Corporation, at its option (the "Corporation Conversion Right"), may, upon giving written notice (the "Corporation Conversion Notice") at least 30 days but no more than 60 days prior to the date fixed for the conversion (the "Corporation Conversion Date"), at any time convert all, or from time to time any part, of the then outstanding Series H Shares into that number of Common Shares determined by dividing $25.00, together with all accrued and unpaid dividends up to but excluding the Corporation Conversion Date (the whole constituting the "Cash Conversion Price"), by the greater of $2.00 and 95% of the Current Market Price as of the Corporation Conversion Date.

      B.
      The Conversion Notice must set out the number of Series H Shares held by the person to whom it is addressed which are to be converted, and the Corporation Conversion Date. The Conversion Notice also must advise the holder that the Common Shares will be registered in the name of the holder of Series H Shares to be converted unless the Transfer Agent receives from the holder, at least 10 Business Days before the Corporation Conversion Date, at any principal office of the Transfer Agent, written notice in form and execution satisfactory to the Transfer Agent directing the Corporation to arrange for the registration of such Common Shares in some other name or names (the "Transferee" or the "Transferees") and stating the name or names (with addresses), accompanied by payment to the Transfer Agent of any transfer tax which may be payable by reason of the transfer and a written declaration, if required by any applicable law or by the Corporation, as to the residence of the Transferee(s) and such other matters as may be required by law or requested by the Corporation in order to determine the entitlement of the Transferee(s) to such Common Shares, in which case such Common Shares will be registered in the name or names so directed in the written notice. Such conversion will be deemed to have been made at 5:00 p.m. (Toronto time) on the Corporation Conversion Date, so that the rights of the holder of such Series H Shares as the holder thereof will cease at such time and the person or persons entitled to receive Common Shares upon such conversion will be treated for all purposes as having become the holder or holders of record of such Common Shares at such time.

      C.
      If less than all of the then outstanding Series H Shares are at any time to be converted at the option of the Corporation, then the particular Series H Shares to be so converted will be selected on a pro rata basis.

      D.
      the Corporation cannot exercise its conversion rights hereunder in respect of any Series H Shares that are the subject of a Holder's Conversion Notice under subsection 7(d)(ii).

    (ii)
    Conversion into Common Shares at the Option of the Holder.

    A.
    Subject to section 7(g), to applicable law and to the rights of the Corporation, on and after June 30, 2008, each Series H Share will be convertible at the option of the holder (the "Holder's Conversion Right") on the last day of each March, June, September and December in each year (the "Holder's Conversion Date") by providing notice as hereinafter described, into that number of freely-tradeable Common Shares determined by dividing the Cash Conversion Price by the greater of $2.00 and 95% of the Current Market Price as of the Holder's Conversion Date.

    B.
    The holder may exercise the Holder's Conversion Right by giving notice in writing (the "Holder's Conversion Notice") at least 30 days prior to the Holder's Conversion Date to the principal office of the Transfer Agent in Toronto, accompanied by the certificate or certificates representing the Series H Shares in respect of which such holder of Series H Shares desires to exercise the Holder's Conversion Right with the transfer form on the back thereof or other appropriate stock transfer power of attorney duly endorsed by such holder of Series H Shares or its duly authorized attorney, with signature guaranteed in a manner satisfactory to the Transfer Agent (except that, as long as the Series H Shares are held in the Book-Entry System, there will be no requirement to deposit any certificate). the Corporation may contact CDS to verify the holding of any such holder or the position of the participant through which the holding is held. Such Holder's Conversion Notice will be irrevocable and will specify:

    a)
    that the holder is exercising the Holder's Conversion Right and the number of Series H Shares that such holder of such Series H Shares desires to have converted,

    b)
    if applicable, the name or names of the Transferee(s) in which the certificates representing the Common Shares deliverable in connection with the exercise of the Holder's Conversion Right are to be delivered, and a written declaration, if required under any applicable law or by the Corporation, as to the residence of such Transferee(s) and such other matters as may be required by such law or by the Corporation in order to determine the entitlement of such Transferee(s) to such Common Shares, and

    c)
    the names and addresses of the Persons to whom such replacement certificates should be delivered.

    (iii)
    Fractional Shares. Where the aggregate number of Common Shares to be delivered to a holder of Series H Shares pursuant to the exercise of a Conversion Right includes a fraction of a Common Share, the Corporation, in lieu of delivering such fractional share, will adjust such fractional interest by the delivery by cheque of an amount equal to the balance of the Cash Conversion Price not otherwise satisfied by the delivery of the Common Shares.

    (iv)
    Delivery of Shares and Share Certificates.

    A.
    If less than all the Series H Shares represented by a certificate or certificates accompanying any Conversion Notice or Holder's Conversion Notice are to be converted, such holder of Series H Shares will be entitled to receive, at the expense of the Corporation, a new certificate representing the Series H Shares comprised in the certificate or certificates surrendered which are not to be converted.

    B.
    On any conversion of Series H Shares pursuant to the exercise of a Conversion Right, the share certificates for Common Shares resulting therefrom will be delivered in the name of the holder of the Series H Shares converted or, if applicable, in the name of the Transferee; provided that such holder of Series H Shares will (i) pay any applicable security transfer taxes including, without limitation, any documentary, stamp, transfer or other taxes that may be payable in respect of any transfer involved in the issuance or delivery of such shares to a person other than such holder of Series H Shares or (ii) will have evidenced to the satisfaction of the Corporation that such taxes, if any, have been paid.

    C.
    Subject to these Series H Provisions and provided that such holder of Series H Shares has duly complied with the requirements of this section 7(d), the exercise of a Conversion Right will be deemed to have been exercised by such holder of Series H Shares, and such holder of Series H Shares to be converted (or, if applicable, any Transferee) will be deemed to have become a holder of Common Shares of record for all purposes on the applicable date fixed for conversion, notwithstanding any delay in the delivery of certificates representing the Common Shares for which such Series H Shares have been converted.

    D.
    Upon exercise of any Conversion Right, the Corporation is not required to issue Common Shares to any person whose address is in, or whom the Corporation or its transfer agent has reason to believe is a resident of, any jurisdiction outside of Canada, to the extent that such issue would require compliance by the Corporation with the securities or other laws of such jurisdiction.

    (v)
    Deferral of the Conversion Right. The right of holders of Series H Shares to receive Common Shares upon the conversion of any Series H Shares will continue but be deferred during the continuance of any one or more of the following events:

    A.
    the issuance or delivery of such Common Shares is prohibited pursuant to any agreement or arrangement entered into by the Corporation to assure the Corporation's solvency or continued operation;

    B.
    the issuance or delivery of such Common Shares is prohibited by law or by any regulatory or other authority having jurisdiction over the Corporation and acting in conformity with law; or

    C.
    for any reason beyond its control, the Corporation is unable to issue Common Shares or is unable to deliver such Common Shares.

      In the event any one or more of the events listed in subparagraphs (A), (B) or (C) above will occur and be continuing, and provided the occurrence and continuance of any one or more of such events do not prohibit (as set forth above) the Corporation from issuing or delivering, in part, the Common Shares to be issued and delivered upon the conversion of any Series H Shares and provided that as a result of the occurrence and continuance of any one or more of such events the Corporation is not unable (as set forth above) to issue or deliver, in part, the Common Shares to be issued and delivered upon the conversion of any Series H Shares, the Corporation will deliver on a proportionate basis to all holders of Series H Shares who have given a Holder's Conversion Notice such Common Shares which it is not prohibited or unable to issue or deliver.

    (vi)
    Purchase Rights.

    A.
    Subject to section 7(g), and to applicable law, and following receipt by the Transfer Agent of a Holder's Conversion Notice from a holder of Series H Shares of the exercise by it of the Holder's Conversion Right, the Corporation may, at its option, either:

    a)
    redeem for cash, on the first Business Day after the applicable Holder's Conversion Date (the "Purchase Right Redemption Date"), all or any part of the Series H Shares specified in the applicable Holder's Conversion Notice, by the payment to the holder of such Series H Shares of an amount in cash for each such share so redeemed equal to $25.00, together with all accrued and unpaid Dividends up to but excluding the Holder's Conversion Date (less any tax required to be deducted and withheld by the Corporation) (the "Purchase Right Redemption Price"); or

        b)
        require the holder of such Series H Shares to sell on the Purchase Right Redemption Date such Series H Shares to another purchaser or purchasers, if a purchaser or purchasers willing to purchase all or any part of such Series H Shares has or have been found (a "Substituted Purchaser", which may include more than one Substituted Purchaser), for an amount in cash of $25.00 per share, together with all accrued and unpaid Dividends up to but excluding the date fixed for redemption or purchase (less any tax required to be deducted and withheld by the Corporation).

        These rights of the Corporation in this paragraph are referred to as the "Purchase Right". The holder of Series H Shares sold to a Substituted Purchaser will not be responsible for any applicable security transfer taxes in connection with that sale.

      B.
      If the Corporation exercises the Purchase Right, the Corporation will give to each holder of Series H Shares who has given a Holder's Conversion Notice a notice in writing of the intention of the Corporation either to redeem such Series H Shares or require such holder to sell such Series H Shares to the Substituted Purchaser, as the case may be (the "Purchase Right Notice"). The Purchase Right Notice must be given at least 20 days before the Holder's Conversion Date contemplated by any Holder's Conversion Notice, and must specify: (i) the number of Series H Shares to be redeemed for cash by the Corporation, (ii) the number of Series H Shares to be sold to a Substituted Purchaser, and (iii) the number of Series H Shares to be converted into Common Shares (collectively the "Subject Shares"). All of the Subject Shares will be redeemed, purchased or converted on or before the Purchase Right Redemption Date. The proportion of Subject Shares which are either redeemed, purchased or converted on that conversion date will, to the extent practicable, be the same for each holder delivering a Holder's Conversion Notice.

      C.
      The provisions of subsections 7(c)(v) and (vi) which are applicable to the redemption for cash of Series H Shares will apply, with necessary modifications, to the redemption of Series H Shares under this subsection 7(d)(vi). Where Series H Shares are called for redemption pursuant to the exercise of the Purchase Right, the Holder's Conversion Right applicable to those Series H Shares will cease and terminate at 5:00 p.m. (Toronto time) on the last Business Day before the applicable Holder's Conversion Date and those Series H Shares will not be converted on that Holder's Conversion Date unless the Corporation fails to redeem those Series H Shares in accordance with the exercise of the Purchase Right on the Purchase Right Redemption Date, in which case the Holder's Conversion Right will be deemed to have been exercised by the holder of those Series H Shares.

      D.
      Where Series H Shares are being sold to a Substituted Purchaser pursuant to the exercise of the Purchase Right (the "Saleable Preferred Shares"), payment of the purchase price for those Series H Shares, being the Purchase Right Redemption Price per share, will be effectively made by the Substituted Purchaser to the holder of the Saleable Preferred Shares for all purposes on receipt by the Transfer Agent on or before the Purchase Right Redemption Date on behalf of and for the benefit of the holder of the Saleable Preferred Shares of an amount in immediately available funds for each Saleable Preferred Share equal to the Purchase Right Redemption Price. The Transfer Agent will make payment of the purchase price for the Saleable Preferred Shares to the holder by cheque payable at par at any branch in Canada of a chartered bank or trust company. If the Saleable Preferred Shares comprise only part of the Series H Shares represented by any certificate, a new certificate for the balance will be issued to the holder at the expense of the Corporation. The Saleable Preferred Shares will be deemed for all purposes to have been sold by the holder on the Purchase Right Redemption Date, provided payment for them has been made as provided in this paragraph.

      E.
      The Holder's Conversion Right applicable to the Saleable Preferred Shares will cease and terminate at 5:00 p.m. (Toronto time) on the last Business Day before the applicable Holder's Conversion Date and those Saleable Preferred Shares will not be exchanged on that Holder's Conversion Date unless the Substituted Purchaser fails to pay the purchase price for the Saleable Preferred Shares in accordance with subsection 7(d)(vi)(D), in which case the Holder's Conversion Right will be deemed to have been exercised by the holder of those Saleable Preferred Shares.

  (e)
  Purchase for Cancellation

  Subject to section 7(g) and to applicable law, the Corporation may, at any time, if obtainable, purchase for cancellation, by private agreement or otherwise, at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable, all or from time to time any part of the then outstanding Series H Shares.

  (f)
  Rights on Liquidation

  In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Series H Shares will be entitled to receive $25.00 for each Series H Share held by them, together with all accrued and unpaid Dividends up to but excluding, the date of payment or distribution (less any tax required to be deducted or withheld by the Corporation) before any amount is paid or any assets of the Corporation are distributed to the holders of any shares ranking junior as to capital to the Series H Shares. Upon payment of such amounts, the holders of Series H Shares will not be entitled to share in any further distribution of the assets of the Corporation.

  (g)
  Restrictions on Dividends and Retirement of Shares

  As long as any Series H Shares are outstanding, the Corporation will not at any time, without the approval of the holders of the Series H Shares given as provided in section 7(j):

    (i)
    declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking as to capital and dividends junior to the Series H Shares) on shares of the Corporation ranking as to dividends junior to the Series H Shares;

    (ii)
    except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking as to return of capital and dividends junior to the Series H Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Corporation ranking as to capital junior to the Series H Shares;

    (iii)
    redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Series H Shares then outstanding;

    (iv)
    except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Preferred Shares, ranking as to the payment of dividends or return of capital on a parity with the Series H Shares; or

    (v)
    issue any additional Series H Shares or any shares ranking as to the payment of dividends or the return of capital prior to or on a parity with the Series H Shares,

  unless, in each such case, all accrued and unpaid Dividends up to and including those payable on the Dividend Payment Date for the last completed period for which Dividends are payable on the Series H Shares in respect of which the rights of holders have not been extinguished, and all dividends then accrued on all other shares ranking prior to or on a parity with the Series H Shares with respect to the payment of dividends up to the immediately preceding respective date or dates for payment in respect of which the rights of holders of those shares have not been extinguished, have been declared, paid or set apart for payment.

  (h)
  Voting Rights

  (i)
  Meeting of Shareholders. Except as otherwise provided by law and except for meetings of the holders of Preferred Shares as a class and meetings of all holders of Series H Shares as a series, the holders of the Series H Shares will not be entitled as such to receive notice of, or to attend, or to vote at, any meeting of shareholders of the Corporation, unless and until the Corporation has failed to pay eight quarterly Dividends on the Series H Shares, whether or not consecutive and whether or not such Dividends have been declared and whether or not there are any monies of the Corporation properly applicable to the payment of Dividends. In the event of such non-payment, and for only as long as such Dividends remain in arrears, the holders of the Series H Shares will be entitled to receive notice of and to attend each meeting of the Corporation's shareholders (other than any meetings at which only holders of another specified class or series are entitled to vote), and to one vote for each Series H Shares held, provided that, except in respect of the case of a meeting of holders of Series H Shares, the holders of Series H Shares will vote with holders of Common Shares (the "Voting Rights"). The Voting Rights of the holders of the Series H Shares will cease on payment by the Corporation of the whole amount of the Dividends in arrears on the Series H Shares (unless and until the same default arises again under the provisions of this Section 7(h)).

  (ii)
  Meeting of Holders of Series H Shares as a Series. At any meeting of holders of Series H Shares as a series, each such holder will be entitled to one vote in respect of each Series H Share held.

  (i)
  Issue of Additional Series H Shares and Amendments to Cumulative Preferred Shares, Series H

  (i)
  Issue of Additional Common Shares. For greater certainty, nothing in these Series H Provisions will affect or restrict the right of the Corporation to increase the number of the Common Shares or to issue additional Common Shares from time to time.

  (ii)
  Amendments to Series H Shares. Subject to the provisions of the Business Corporations Act (Ontario), the Corporation will not without, but may from time to time with, the approval of the holders of the Series H Shares given as specified in section 7(j), delete or vary any rights, privileges, restrictions and conditions attached to the Series H Shares.

  (j)
  Approval of Holders of Series H Shares

  In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Series H Shares as a series and any other approval to be given by the holders of Series H Shares will be deemed to have been sufficiently given if given by a resolution carried by the affirmative vote of not less than 66 2/3% of the votes cast at a meeting of the holders of Series H Shares duly called and held on not less than 21 days' notice at which the holders of at least a majority of the outstanding Series H Shares are present or are represented by proxy, or if no quorum is present at such meeting, at an adjourned meeting at which the holders of the Series H Shares then present would form the necessary quorum. If at the meeting the holders of a majority of the outstanding Series H Shares are not present or represented by proxy within 30 minutes after the time appointed for the meeting, the meeting will be adjourned to such date, not less than 15 days afterwards, and to such time and place as the chairman may designate, and not less than 10 days' written notice will be given of the adjourned meeting. On every poll taken at any meeting or adjourned meeting, every holder of Series H Shares will be entitled to one vote in respect of each Series H Share held. Subject to the foregoing, the formalities to be observed in respect of the giving of notice of any meeting or adjourned meeting and the conduct of any such meeting will be those prescribed from time to time in the by-laws of the Corporation with respect to meetings of shareholders.

  (k)
  Registration of Series H Shares and Transfer, Redemption,

  Purchase and Exchanges Through the Book-Entry System

    (i)
    Subject to paragraphs (ii) and (iii) of this section 7(k), the Series H Shares will be represented in the form of a single fully-registered Global Certificate representing the aggregate number of Series H Shares issued by the Corporation and outstanding held by, or on behalf of, CDS as custodian of the Global Certificate for participants in CDS (a "Participant") and will be registered in the name of "CDS & Co." (or such other name as CDS may use from time to time as its nominee name for purposes of the Book-Entry System) and registrations of ownership, transfers, surrenders and conversions of Series H Shares will be made only through the Book-Entry System. Accordingly, subject to paragraph (iii) of this section 7(k), a beneficial holder of Series H Shares will not receive a certificate or other instrument from the Corporation or CDS evidencing the holder's ownership thereof, and no beneficial holder will be shown on the records maintained by the Depository except through a book-entry account of a Participant acting on behalf of such holder.

    (ii)
    Depository is Owner of Series H Shares. For purposes of these Series H Provisions, as long as the Depository, or its nominee, is the registered holder of the Series H Shares:

      A.
      the Depository, or its nominee, as the case may be, will be considered the sole owner of the Series H Shares for the purpose of receiving notices or payments on or in respect of the Series H Shares, including, without limitation, payments of Dividends, the Redemption Price, the Purchase Right Redemption Price, and the delivery of Common Shares and certificates; and

      B.
      the Corporation, pursuant to the exercise by it of its right to redeem Series H Shares or the Purchase Right, will deliver or cause to be delivered to the Depository, or its nominee, for the benefit of the beneficial owners of the Series H Shares, the Purchase Right Redemption Price, and certificates for the Common Shares, as the case may be, against delivery, if applicable, to the Corporation's account with the Depository, or its nominee, of such holder's Series H Shares.

    (iii)
    Termination of Book-Entry System. If at any time the Corporation determines or the Depository notifies the Corporation in writing that the Depository is no longer willing or able to discharge properly its responsibility as depository and, in either case, the Corporation is unable to determine a qualified successor, or the Corporation, at its option, elects, or is required by law, to terminate the Book-Entry System, subsections 7(k)(i) and (ii) will no longer be applicable to the Series H Shares. In that case, the Corporation will execute and deliver certificates for the Series H Shares in definitive registered form equal to the aggregate number of Series H Shares represented by the Global Certificate in the Book-Entry System to the beneficial owners of such shares or their nominees. Upon such delivery, the Transfer Agent will cancel the Global Certificate. Certificates for Series H Shares in definitive registered form issued in exchange for the Global Certificate will be registered in such names and in such number of Series H Shares as instructed in writing by the Depository to the Transfer Agent. The Transfer Agent will deliver or cause to be delivered such definitive certificates to the persons in whose names the Depository has so instructed.

    (iv)
    Conflict. The provisions of sections 7(a) through 7(j) and the exercise of rights of conversion and redemption under these Series H Provisions are subject to the provisions of this section 7(k) and, to the extent that there is any inconsistency or conflict between those provisions, the provisions of this section 7(k) will prevail.

  (l)
  Capital Reorganizations and Amalgamations of the Corporation

  In the event of a capital reorganization, merger or amalgamation of the Corporation or comparable transaction affecting the Series H Shares, holders of the Series H Shares will be entitled to receive pursuant to the exercise of a Conversion Right, and each such holder will accept, the number of shares or other securities or consideration of the Corporation or a corporation resulting, surviving or continuing from the capital reorganization, merger, amalgamation or comparable transaction that such holder would have received had such holder been a holder of Common Shares immediately prior to the record date of the capital reorganization, merger, amalgamation or comparable transaction.

  (m)
  Notices

  (i)
  Notice to the Corporation. Subject to applicable law, any notice, request or other communication to be given to the Corporation by a holder of Series H Shares must be in writing and will be valid and effective if given by mail (postage prepaid) or by electronic communication or by delivery to the registered office of the Corporation and addressed to the attention of the Secretary. Any such notice, request or other communication, if given by mail, electronic communication or delivery, will be deemed to have been given and received only on actual receipt by the Corporation.

  (ii)
  Presentation and Surrender of Certificates. Any presentation and surrender by a holder of Series H Shares to the Corporation or the Transfer Agent of certificates representing Series H Shares in connection with the redemption or conversion of Series H Shares must be made by registered mail (postage prepaid) or by delivery to the registered office of the Corporation or to such office of the Transfer Agent as may be specified by the Corporation, in each case addressed to the attention of the Secretary of the Corporation. Any such presentation and surrender of certificates will be deemed to have been made and to be effective only on actual receipt by the Corporation or the Transfer Agent, as the case may be. Any such presentation and surrender of certificates made by registered mail will be at the sole risk of the holder mailing the same.

  (iii)
  Notice to Holders of Series H Shares. Subject to applicable law, any notice, including but not limited to the Redemption Notice, the Conversion Notice and the Purchase Right Notice, request or other communication to be given to a holder of Series H Shares by or on behalf of the Corporation must be in writing and will be valid and effective if given by ordinary unregistered first class prepaid mail or by electronic communication or by delivery addressed to the applicable holder at the address of the holder recorded in the register of holders, or, in the case of joint holders, to the address of that one whose name appears first in the register of holders as one of such joint holders, or, if the address of any such holder not being so recorded, then at the address of such holder last known to the Corporation. Any such notice, request or other communication, if given by mail, will be deemed to have been given and received on the fifth Business Day following the date of mailing and, if given by electronic communication or by delivery, will be deemed to have been given and received on the date of electronic communication or delivery. Accidental failure or omission to give any notice, request or other communication to one or more holders of Series H Shares, or any defect in such notice, will not invalidate or otherwise alter or affect any action or proceeding to be taken by the Corporation pursuant to that notice, request or other communication.

  (n)
  Tax Election

  The Corporation will elect, in the manner and within the time provided under Section 191.2 in Part VI.1 of the Tax Act or any successor or replacement provision of similar effect, and take all other necessary action under the Tax Act, to pay or cause payment of the tax under Part VI.1 of the Tax Act at a rate such that the corporate holders of the Series H Shares will not be required to pay tax under Part IV.1 of the Tax Act on Dividends received on such shares.

  (o)
  Return of Unclaimed Funds to the Corporation

  Subject to applicable laws, the Corporation will have the right, with respect to any funds deposited by the Corporation to any chartered bank or trust company in respect of amounts due to holders of Series H Shares, on or after the first anniversary date of the deposit of such funds to any chartered bank or trust company, to require that such chartered bank or trust company return to the Corporation any funds which remain unclaimed by holders of the Series H Shares. If at any time following the return of the unclaimed funds to the Corporation, either the Corporation or the chartered bank or trust company receives a request from a holder of Series H Shares for the holder's unclaimed entitlement to any amount due to the holder in respect of the holder's Series H Shares, the Corporation will promptly arrange for the payment of such amount to the holder.

  (p)
  Wire or Electronic Transfer of Funds

  Notwithstanding any other right, privilege, restriction or condition attaching to the Series H Shares, the Corporation may, at its option, make any payment due to a holder of Series H Shares hereunder by way of a wire or electronic transfer of funds to each registered holder of Series H Shares. In the event that a payment is made by way of a wire or electronic transfer of funds, the Corporation will be responsible for any applicable charges or fees relating to the making of such transfer. As soon as practicable following the determination by the Corporation that a payment is to be made by way of a wire or electronic transfer of funds, the Corporation will notify each registered holder of Series H Shares at the address of such holder as it appears on the register of holders. Such notice by the Corporation will request that each registered holder of Series H Shares provide the particulars of an account of such holder with a chartered bank or trust company in Canada to which the wire or electronic transfer of funds will be directed. In the event that the Corporation does not receive account particulars from a registered holder of Series H Shares prior to the date such payment is to be made, the Corporation will deposit the funds otherwise payable to such holder in a special account or accounts in trust for each respective holder. The making of a payment by way of a wire or electronic transfer of funds or, in the case where a registered holder of the Series H Shares has not provided the Corporation with account particulars for a wire or electronic transfer of funds, the deposit by the Corporation of the funds otherwise payable to such holder in a special account or accounts in trust for such holder, will be deemed to constitute payment by the Corporation on the date thereof and will satisfy and discharge all liabilities of the Corporation for such payment to the extent of the amount represented by such transfer.

  (q)
  Interpretation

  Any action or determination made or taken in respect of the Cumulative Preferred Shares, Series H of Noranda Inc., a predecessor of the Corporation, shall be deemed to have been made or taken in respect of the Series H Shares.

8.     Number and Designation of, and Rights, Privileges, Restrictions and Conditions Attaching to Preferred Shares, Series 1

The fourth series of Preferred Shares of the Corporation shall consist of 8,000,000 shares designated as Cumulative Preferred Shares Series 1 ("Series 1 Shares") and, in addition to the rights, privileges, restrictions and conditions attaching to the Preferred Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

  (a)
  Dividends:

  (i)
  Definitions

    For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires:

    "Dividend Payment Date" means the first day of March, June, September and December in each year and the first Dividend Payment Date shall be June 1, 1997;

    "Dividend Period" means the period from and including a Dividend Payment Date to but not including the next succeeding Dividend Payment Date;

    "Initial Dividend Rate" means 6.25% per annum;

    "Initial Dividend Rate Period" means the period commencing with the date of issue of the Series 1 Shares and ending on and including August 31, 1998;

    "Reduced Dividend Rate" means 0.80% per annum:

    "Reduced Dividend Rate Period" means the period commencing immediately after the end of the Initial Dividend Period and continuing for so long as any of the Series 1 Shares shall be outstanding.

    (ii)
    General

    The holders of the Series 1 Shares shall be entitled to receive cumulative preferential cash dividends, as and when declared by the Board of Directors, out of moneys of the Corporation properly applicable to the payment of dividends, at the rates and times herein provided. Dividends on the Series 1 Shares shall be payable in the amount (rounded to the nearest one-thousandth (1/1000) of one cent) per share per annum determined by multiplying the applicable dividend rate by $10.00. Dividends on the Series 1 Shares shall accrue on a daily basis from and including the date of issue thereof, and shall be payable quarterly. Payment of the dividend on the Series 1 Shares payable on any Dividend Payment Date (less any tax required to be deducted) shall be made by cheque at par in lawful money of Canada payable at any branch in Canada of the Corporation's bankers.

    Dividends declared on the Series 1 Shares shall (except in case of redemption in which case payment of dividends shall be made on surrender of the certificate representing the Series 1 Shares to be redeemed) be paid by posting in a postage paid envelope addressed to each holder of the Series 1 Shares at the last address of such holder as it appears on the securities register of the Corporation, or, in the case of joint holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint holders, or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, a cheque for such dividends (less any tax required to be deducted) payable to the order of such holder or, in the case of joint holders, to the order of all such holders failing written instructions from them to the contrary. Notwithstanding the foregoing, any dividend cheque may be delivered by the Corporation to a holder of Series 1 Shares at the holder's address as aforesaid. The posting or delivery of such cheque shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such dividend to the extent of the sum represented thereby (plus the amount of any tax required to be deducted as aforesaid) unless such cheque is not paid on due presentation.

    (iii)
    Initial Dividend Rate Period

    During the Initial Dividend Rate Period, the dividends in respect of the Series 1 Shares shall be payable quarterly at the Initial Dividend Rate. Accordingly, on each Dividend Payment Date during the Initial Dividend Rate Period, other than June 1, 1997, but including September 1, 1998, the dividend payable shall be $0.1563 per Series 1 Share. An initial dividend will be payable on June 1, 1997 in respect of the period from and including the date of initial issue of the Series 1 Shares (rounded to the nearest one-thousandth (1/1000) of one cent) calculated by multiplying $0.625 by a fraction of which the numerator is the number of days elapsed from and including the date of issue of the Series 1 Shares to but excluding June 1, 1997 and the denominator of which is 365.

    (iv)
    Reduced Dividend Rate Period

    During the Reduced Dividend Rate Period, the dividends in respect of the Series 1 Shares shall be payable quarterly at the Reduced Dividend Rate. Accordingly, on each Dividend Payment Date during the Reduced Dividend Rate Period, the dividend payable on the Series 1 Shares shall be $0.02 per Series 1 Share.

  (b)
  Rights on Liquidation:

  In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation for the purpose of winding up its affairs, the holders of the Series 1 Shares shall be entitled to receive $10.00 per Series 1 Share, together with all dividends accrued and unpaid up to but excluding the date of payment or distribution, before any amounts shall be paid or any assets of the Corporation distributed to the holders of the Common Shares of the Corporation or any other shares ranking junior to the Series 1 Shares. Upon payment of such amounts, the holders of the Series 1 Shares shall not be entitled to share in any further distribution of the property or assets of the Corporation.

  (c)
  Redemption at the Option of the Corporation:

  The Corporation may not redeem any of the Series 1 Shares prior to March 1, 2004. Subject to applicable law and section 8(e) hereof, upon giving notice as hereinafter provided, the Corporation may, on or at any time after March 1, 2004, redeem all or any part of the outstanding Series 1 Shares on payment of $10.00 for each such share to be redeemed together with accrued and unpaid dividends up to but excluding the date fixed for redemption, the whole constituting the redemption price.

  The Corporation shall give notice in writing not less than 30 days nor more than 60 days prior to the date on which the redemption is to take place to each person who at the date of giving such notice is the holder of Series 1 Shares to be redeemed of the intention of the Corporation to redeem such shares. If less than all the outstanding Series 1 Shares are to be redeemed at any time, the shares to be redeemed shall be selected by lot or in such other manner as the Corporation may determine. Notice shall be given by posting the same in a postage paid envelope addressed to each holder of Series 1 Shares to be redeemed at the last address of such holder as it appears on the securities register of the Corporation, or, in the case of joint holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint holders, or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such holders shall not affect the validity of the redemption as to the other holders of the Series 1 Shares to be redeemed. Such notice shall set out the number of such Series 1 Shares held by the person to whom it is addressed which are to be redeemed and the redemption price and shall also set out the date on which the redemption is to take place, and on and after the date so specified for redemption the Corporation shall pay or cause to be paid to the holders of such Series 1 Shares to be redeemed the redemption price on presentation and surrender, at any place or places within Canada designated by such notice, of the certificate or certificates representing such Series 1 Shares so called for redemption; such payment shall be made by cheque payable at par at any branch in Canada of the Corporation's bankers; from and after the date specified in any such notice, the Series 1 Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be duly made by the Corporation; at any time after notice of redemption is given as aforesaid, the Corporation shall have the right to deposit the redemption price of any or all Series 1 Shares called for redemption with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same, and upon such deposit or deposits being made, such shares shall be redeemed on the redemption date specified in the notice of redemption; after the Corporation has made a deposit as aforesaid with respect to any shares, the holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of shareholders in respect thereof and the rights of the holders thereof shall be limited to receiving the proportion of the amounts so deposited applicable to such shares, without interest; any interest allowed on such deposit shall belong to the Corporation.

  (d)
  Conversion of Series 1 Shares:

  (i)
  Conversion at the Option of the Holder

    Holders of Series 1 Shares shall have the right, at their option, on each of September 1, 1998, December 1, 1998 and March 1, 1999 (each a "Conversion Date"), to convert, subject to the terms and conditions hereof, all or any Series 1 Shares registered in their name into Series 2 Shares of the Corporation on the basis of 0.40 of one Series 2 Share for each Series 1 Share, provided that each such holder of Series 1 Shares to be convened concurrently exercises an equal number of Warrants and pays the Warrant Exercise Price in accordance with the provisions of the Warrant Indenture. Upon the conversion of a Series 1 Share, the concurrent exercise of a Warrant and payment of the Warrant Exercise Price, the holder will be entitled to receive one whole Series 2 Share.

    All conversion rights under the Series 1 Shares that for any reason have not been exercised by 5:00 p.m. (Toronto time) on March 1, 1999 shall terminate.

    (ii)
    Manner of Exercise of Conversion Privilege

    The conversion of Series 1 Shares may only be effected by surrendering the certificate or certificates representing the same no later than the close of business on September 1, 1998 or December 1, 1998 or 5:00 p.m. (Toronto time) on March 1, 1999, as the case may be, at any office of any transfer agent of the Corporation at which the Series 1 Shares are transferable, provided that the notice of conversion and exercise included on the back of such certificate or certificates has been duly executed by the holder, or his attorney duly authorized in writing, indicating whether such holder intends to convert all or part only of the Series 1 Shares represented by such certificate or certificates and to exercise an equal number of Warrants represented by such certificate or certificates, accompanied by payment or evidence of payment of the Warrant Exercise Price and payment or evidence of payment of the tax (if any) payable as provided in this section 8(d)(ii). In the event that a holder elects to convert part only of the Series 1 Shares represented by such certificate or certificates, the Corporation shall issue and deliver or cause to be delivered to such holder, at the expense of the Corporation, a new certificate representing the Series 1 Shares represented by such certificate or certificates which have not been converted.

    As promptly as practicable after the applicable Conversion Date, the Corporation shall issue and deliver, or cause to be delivered to or upon the written order of the holder of the Series 1 Shares so surrendered, a certificate or certificates, issued in the name of, or in such name or names as may be directed by, such holder representing the number of fully-paid and non-assessable Series 2 Shares and the number of remaining Series 1 Shares, if any, to which such holder is entitled. Such conversion shall be deemed to have been made at the close of business, if the Conversion Date is September 1, 1998 or December 1, 1998, or 5:00 p.m. (Toronto time), if the Conversion Date is March 1, 1999, so that the rights of the holder of such Series 1 Shares as the holder thereof shall cease at such time and the person or persons entitled to receive Series 2 Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Series 2 Shares at such time.

    The holder of any Series 1 Share on the record date for any dividend declared payable on such share shall be entitled to such dividend notwithstanding that such share is converted into Series 2 Shares after such record date and on or before the date of the payment of such dividend.

    The issuance of certificates for the Series 2 Shares upon the conversion of Series 1 Shares shall be made without charge to the converting holders of Series 1 Shares for any fee or tax in respect of the issuance of such certificates or the Series 2 Shares represented thereby; provided, however, that the Corporation shall not be required to pay any tax which may be imposed upon the person or persons to whom such Series 2 Shares are issued in respect of the issuance of such Series 2 Shares or the certificate therefor or which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in a name or names other than that of the holder of the Series 1 Shares converted, and the Corporation shall not be required to issue or deliver such certificate unless the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

  (e)
  Restrictions on Dividends and Retirement of Shares:

  So long as any of the Series 1 Shares are outstanding, the Corporation shall not, without the approval of the holders of outstanding Series 1 Shares:

    (i)
    declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking junior to the Series 1 Shares) on the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series 1 Shares;

    (ii)
    redeem, purchase or otherwise retire or make any capital distribution on or in respect of the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series 1 Shares (except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking junior to the Series 1 Shares); or

    (iii)
    purchase or otherwise retire less than all of the Series 1 Shares outstanding; or

    (iv)
    redeem, purchase or otherwise retire (except pursuant to any purchase obligation, sinking fund, retraction privilege or any mandatory redemption obligation attaching thereto), or make any capital distribution on or in respect of, any shares of any class or series ranking on a parity with the Series 1 Shares provided that, for greater certainty, the covenant in this clause (iv) shall not limit or affect any such action in respect of any class of shares ranking in priority to the Series 1 Shares;

    unless, in each such case, all cumulative dividends on outstanding Series 1 Shares accrued up to and including the dividend payable on the last preceding Dividend Payment Date shall have been declared and paid.

    Any approval of the holders of Series 1 Shares required to be given pursuant to this section 8(e) may be given in accordance with the final paragraph of section 8(g) and section 8(j). Notwithstanding the provisions of section 8(j) hereof, any approval required to be given pursuant to this section 8(e) shall be required to be given only by the affirmative vote of the holders of the majority of the Series 1 Shares present or represented at a meeting or adjourned meeting of the holders of Series 1 Shares duly called for the purpose and at which a quorum is present.

  (f)
  Purchase for Cancellation:

  The Corporation may at any time purchase for cancellation the whole or any part of the Series 1 Shares outstanding from time to time, in the open market and through or from an investment dealer or any firm holding membership on a recognized stock exchange, or by private agreement or otherwise, at the lowest price or prices at which in the opinion of the Board of Directors such shares are obtainable, provided that concurrently with any such purchase of Series 1 Shares the Corporation shall purchase an equal number of Warrants, and any Series 1 Shares so purchased shall be restored to the status of authorized but unissued Series 1 Shares.

  (g)
  Voting Rights:

  (i)
  The holders of the Series 1 Shares shall be entitled to receive notice of meetings of the shareholders of the Corporation called for the purpose of authorizing the dissolution of the Corporation or the sale, lease or exchange of all or substantially all of the property of the Corporation other than in the ordinary course of business of the Corporation.

    (ii)
    In addition to the voting rights provided in subsection 8(g)(i), if the Corporation fails to pay eight dividends on the Series 1 Shares, whether or not consecutive, the holders of the Series 1 Shares shall have the right to receive notice of, and to attend, each meeting of shareholders of the Corporation which takes place more than 60 days after the date on which the failure first occurs (other than a separate meeting of the holders of another series or class of shares) and such holders shall also have the right, at any such meeting, to one vote for each Series 1 Share held, until all such arrears of dividends on the Series 1 Shares shall have been paid whereupon such rights shall cease unless and until the same default shall again arise under the provisions of this section 8(g).

    In connection with any actions to be taken by the Corporation which require the approval of the holders of the Series 1 Shares voting as a series or as part of a class, each Series 1 Share shall entitle the holder thereof to one vote for such purpose.

  (h)
  Issue of Additional Preferred Shares:

  The Corporation may issue additional series of Preferred Shares ranking on a parity with the Series 1 Shares without the authorization of the holders of the Series 1 Shares.

  (i)
  Modification:

  The provisions attaching to the Series 1 Shares as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by the Business Corporations Act (Ontario), any such approval to be given in accordance with section 8 (j).

  None of the series provisions of the articles of the Corporation relating to the Series 1 Shares shall be amended or otherwise changed unless, contemporaneously therewith, the series provisions, if any, relating to the Series 2 Shares are, to the extent deemed required by the Board of Directors, amended or otherwise changed in the same proportion and in the same manner.

  (j)
  Approval of Holders of Series 1 Shares:

  Any approval of the holders of the outstanding Series 1 Shares to be given hereunder may be given by at least two-thirds of the votes at a meeting of the holders of Series 1 Shares duly called for that purpose and held upon not less than 21 days notice at which the holders of at least a majority of the outstanding Series 1 Shares are present or are represented by proxy. If at such meeting the holders of a majority of the outstanding Series 1 Shares are not present or represented by proxy within one-half hour after the time appointed for such meeting then the meeting shall be adjourned to such date being not less than 21 days thereafter and to such time and place as may be designated by the chairman, and not less than 14 days notice shall be given of the reconvening of such adjourned meeting, but it shall not be necessary in such notice to specify the purpose for which the meeting was originally called. At such adjourned meeting the holders of Series 1 Shares present or represented by proxy may transact the business for which the meeting was originally called and a resolution passed by at least two-thirds of the votes cast at such meeting shall constitute the approval of the holders of the Series 1 Shares. On every poll taken at every such meeting, every holder of Series 1 Shares shall be entitled to one vote in respect of each Series 1 Shares held. Subject to the foregoing, the formalities to be observed in respect of the giving or waiving of notice of any such meeting and the conduct thereof shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders.

  (k)
  Tax Election:

  The Corporation shall elect, in the manner and within the time provided under the Income Tax Act (Canada), under subsection 191.2(1) of the said Act, or any successor or replacement provision of similar effect, and take all other necessary action under such Act, to pay tax at a rate such that no holder of the Series 1 Shares will be required to pay tax on dividends received on the Series 1 Shares under section 187.2 of Part IV.1 of such Act or any successor or replacement provision of similar effect.

  (l)
  Mail Service Interruption:

  If the Corporation determines that mail service is, or is threatened to be, interrupted at the time when the Corporation is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to the holder of any Series 1 Shares, whether in connection. with the redemption or conversion of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:

    (i)
    give such notice by telex, telecopier or telegraph communication or by means of publication once in each of two successive weeks in a newspaper of general circulation published or distributed in Toronto, Ontario and Montréal, Québec and such notice shall be deemed to have been given on the date on which such telex, telecopier or telegraph communication was given or on the date on which the first publication has taken place;

    (ii)
    fulfill the requirement to send such cheque or such share certificate by arranging for delivery thereof at the principal office of the Corporation in Toronto, Ontario, and such cheque and/or certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (i) above, provided that as soon as the Corporation determines that mail service is no longer interrupted or threatened to be interrupted such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by ordinary unregistered first class prepaid mail to the registered address of each person who at the date of mailing is a registered holder and who is entitled to receive such cheque or share certificate, or, in the case of joint holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint holders, or, in the event of the address of any such holder not so appearing, then at the last address of such holder known to the Corporation.

  (m)
  Interpretation:

  In the provisions herein contained attaching to the Series 1 Shares:

    (i)
    "accrued and unpaid dividends" means the aggregate of (i) all unpaid dividends on the Series 1 Shares for any past Dividend Period; and (ii) the amount calculated as though dividends on each Series 1 Share had been accruing on a day-to-day basis from and including the last Dividend Payment Date to but excluding the date to which the computation of accrued dividends is to be made;

    (ii)
    "Board of Directors" means the board of directors of the Corporation;

    (iii)
    "in priority to", "on a parity with" and "junior to" have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs;

    (iv)
    "Series 2 Shares" means the Cumulative Preferred Shares Series 2 of the Corporation;

    (v)
    "Warrants" means the Cumulative Series 2 Shares Purchase Warrants issued by the Corporation pursuant to the Warrant Indenture, the exercise of which, upon the concurrent conversion of a Series 1 Share and payment of the Warrant Exercise Price, entitles the holder to acquire 0.60 of one Series 2 Share, subject to adjustment as provided in the Warrant Indenture:

    (vi)
    "Warrant Exercise Price" means $15.00 per Warrant, subject to adjustment as provided in the Warrant Indenture;

    (vii)
    "Warrant Indenture" means the warrant indenture dated as of March 7, 1997 between the Corporation and Montreal Trust Company of Canada;

    (viii)
    in the event that any date on which any dividend on the Series 1 Shares is payable by the Corporation, or any date on or by which any other action is required to be taken by the Corporation or the holders of Series 1 Shares hereunder, is not a business day (as hereinafter defined), then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a business day; and

    (ix)
    a "business day" shall be a day other than a Saturday, a Sunday or any other day that is treated as a holiday at the Corporation's principal office in Canada; and

    (x)
    any action or determination taken or made with respect to the Cumulative Preferred Shares Series 1 of Falconbridge Limited, a predecessor to the Corporation, shall be deemed to have been taken or made in respect of the Series 1 Shares.

9.     Number and Designation of, and Rights, Privileges, Restrictions and Conditions Attaching to Preferred Shares, Series 2

The fifth series of Preferred Shares shall consist of 8,000,000 shares designated as Cumulative Preferred Shares Series 2 ("Series 2 Shares") and, in addition to the rights, privileges, restrictions and conditions attaching to the Preferred Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

  (a)
  Dividends:

  (i)
  Definitions

    For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires:

    "Adjustment Factor" for any Month means the percentage per annum, positive or negative, based on the Calculated Trading Price of the Series 2 Shares for the preceding Month, determined in accordance with the following table:

If Calculated Trading price is	The Adjustment Factor as a Percentage of Prime Shall Be
$25.50 or more	-4.00%
$25.375 and less than $25.50	-3.00%
$25.25 and less than $25.375	-2.00%
$25.125 and less than $25.25	-1.00%
Greater than $24.875 and less than $25.125	nil
Greater than $24.75 to $24.875	1.00%
Greater than $24.625 to $24.75	2.00%
Greater than $24.50 to $24.625	3.00%
$24.50 or less	4.00%

    The maximum Adjustment Factor for any Month will be ±4.00%.

    If in any Month there is no trade on the Exchange of Series 2 Shares of a board lot or more, the Adjustment Factor for the following Month shall be nil;

    "Annual Dividend Rate" means the Annual Fixed Dividend Rate or the Annual Floating Dividend Rate, whichever is provided by this section 9(a) to be applicable at the relevant time;

    "Annual Fixed Dividend Rate" means 5.875% per annum;

    "Annual Floating Dividend Rate" means for any Month the rate expressed as a percentage per annum (rounded to the nearest one-thousandth (1/1000) of one percent (1%)) which is equal to Prime multiplied by the Designated Percentage for such Month, provided that the Annual Floating Dividend Rate for any Month shall in no event be less than 50% of Prime for such Month or more than 100% of Prime for such Month;

    "Banks" means any two of Canadian Imperial Bank of Commerce, Bank of Montreal, Royal Bank of Canada, The Bank of Nova Scotia and The Toronto-Dominion Bank and any successor of any of them as may be designated from time to time by the Board of Directors by notice given to the transfer agent for the Series 2 Shares, such notice to take effect on, and to be given, at least two (2) business days prior to the commencement of a particular Dividend Period and, until such notice is first given, means Canadian Imperial Bank of Commerce and Bank of Montreal.

    "Calculated Trading Price" for any Month means:

      (A)
      the aggregate of the Daily Adjusted Trading Value for all Trading Days in such Month;

        divided by

      (B)
      the aggregate of the Daily Trading Volume for all Trading Days in such Month;

    "Daily Accrued Dividend Deduction" for any Trading Day means:

      (A)
      the product obtained by multiplying the dividend accrued on a Series 2 Share in respect of the Month in which the Trading Day falls by the number of days elapsed from but excluding the day prior to the Ex-Dividend Date immediately preceding such Trading Day to and including such Trading Day (or if such Trading Day is an Ex-Dividend Date, by one (1) day);

      divided by

      (B)
      the number of days from and including such Ex-Dividend Date to but excluding the following Ex-Dividend Date;

    "Daily Adjusted Trading Value" for any Trading Day means:

      (A)
      the aggregate dollar value of all transactions of Series 2 Shares on the Exchange (made on the basis of the normal settlement period in effect on the Exchange) occurring during such Trading Day;

        less

      (B)
      the Daily Trading Volume for such Trading Day multiplied by the Daily Accrued Dividend Deduction for such Trading Day;

    "Daily Trading Volume" for any Trading Day means the aggregate number of Series 2 Shares traded in all transactions (made on the basis of the normal settlement period in effect on the Exchange) occurring during such Trading Day on the Exchange;

    "Deemed Record Date" means the last Trading Day of a Month with respect to which no dividend is declared by the Board of Directors;

    "Designated Percentage" for the Month of March, 2004 means eighty-five percent (85%) and for each Month thereafter means the Adjustment Factor for such Month plus the Designated Percentage for the preceding Month;

    "Dividend Payment Date" means:

      (A)
      during the Fixed Rate Period, the first day of each of March, June, September and December in each year; and

      (B)
      during the Floating Rate Period, the 12th day of each Month commencing with the Month of April 2004;

    and, if any Series 2 Shares are issued on September 1, 1998, the first Dividend Payment Date shall be December 1, 1998;

    "Dividend Period" means:

      (A)
      during the Fixed Rate Period, the period from and including a Dividend Payment Date to but not including the next succeeding Dividend Payment Date; and

      (B)
      during the Floating Rate Period, a Month;

    "Exchange" means The Toronto Stock Exchange or the Montreal Exchange or such other exchange or trading market in Canada as may be determined from time to time by the Corporation as being the principal trading market for the Series 2 Shares;

    "Ex-Dividend Date" means:

      (A)
      the Trading Day which, under the rules or normal practices of the Exchange, is designated or recognized as the ex-dividend date relative to any dividend record date for the Series 2 Shares; or

      (B)
      if the Board of Directors fails to declare a dividend in respect of a Month, the Trading Day which, under the rules or normal practices of the Exchange, would be recognized as the Ex-Dividend Date relative to any Deemed Record Date for the Series 2 Shares;

    "Fixed Rate Period" means the period commencing with the first date of issue of the Series 2 Shares and ending on and including February 29, 2004;

    "Floating Rate Period" means the period commencing immediately after the end of the Fixed Rate Period and continuing for so long as any of the Series 2 Shares shall be outstanding;

    "Month" means a calendar month;

    "Prime" for a Month means the average (rounded to the nearest one-thousandth (1/1000) of one percent (1%)) of the Prime Rate in effect on each day of such Month;

    "Prime Rate" for any day means the average (rounded to the nearest one-thousandth (1/1000) of one percent (1%)) of the annual rates of interest announced from time to time by the Banks as the reference rates then in effect for such day for determining interest rates on Canadian dollar commercial loans made to prime commercial borrowers in Canada. If one of the Banks does not have such an interest rate in effect on a day, the Prime Rate for such day shall be such interest rate in effect for that day of the other Bank; if both Banks do not have such an interest rate in effect on a day, the Prime Rate for that day shall be equal to one and a half percent (1.5%) per annum plus the average yield expressed as a percentage per annum on 91-day Government of Canada Treasury Bills, as reported by the Bank of Canada, for the weekly tender for the week immediately preceding that day; and if both of such Banks do not have such an interest rate in effect on a day and the Bank of Canada does not report such average yield per annum, the Prime Rate for that day shall be equal to the Prime Rate for the next preceding day. The Prime Rate and Prime shall be determined from time to time by an officer of the Corporation from quotations supplied by the Banks or otherwise publicly available. Such determination shall, in the absence of manifest error, be final and binding upon the Corporation and upon all holders of Series 2 Shares;

    "Trading Day" means, if the Exchange is a stock exchange in Canada, a day on which the Exchange is open for trading or, in any other case, a business day.

    (ii)
    General

    The holders of the Series 2 Shares shall be entitled to receive cumulative preferential cash dividends, as and when declared by the Board of Directors, out of moneys of the Corporation properly applicable to the payment of dividends, at the rates and times herein provided. Dividends on the Series 2 Shares shall be payable in the amount (rounded to the nearest one-thousandth (1/1000) of one cent) per share per annum determined by multiplying the applicable dividend rate by $25.00. Dividends on the Series 2 Shares shall accrue on a daily basis from and including the date of issue thereof, and shall be payable quarterly during the Fixed Rate Period and monthly during the Floating Rate Period. Payment of the dividend on the Series 2 Shares payable on any Dividend Payment Date (less any tax required to be deducted) shall be made by cheque at par in lawful money of Canada payable at any branch in Canada of the Corporation's bankers.

    Dividends declared on the Series 2 Shares shall (except in case of redemption in which case payment of dividends shall be made on surrender of the certificate representing the Series 2 Shares to be redeemed) be paid by posting in a postage paid envelope addressed to each holder of the Series 2 Shares at the last address of such holder as it appears on the securities register of the Corporation, or, in the case of joint holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint holders, or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, a cheque for such dividends (less any tax required to be deducted) payable to the order of such holder or, in the case of joint holders, to the order of all such holders failing written instructions from them to the contrary. Notwithstanding the foregoing, any dividend cheque may be delivered by the Corporation to a holder of Series 2 Shares at the holder's address as aforesaid. The posting or delivery of such cheque shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such dividend to the extent of the sum represented thereby (plus the amount of any tax required to be deducted as aforesaid) unless such cheque is not paid on due presentation.

    (iii)
    Fixed Rate Period

    During the Fixed Rate Period, the dividends in respect of the Series 2 Shares shall be payable quarterly at the Annual Fixed Dividend Rate. Accordingly, on each Dividend Payment Date during the Fixed Rate Period, including March 1, 2004 the dividend payable shall be $0.3672 per Series 2 Share.

    (iv)
    Floating Rate Period

    During the Floating Rate Period, the dividends in respect of the Series 2 Shares shall be payable monthly at the Annual floating Dividend Rate as calculated from time to time. Accordingly, on each Dividend Payment Date during the Floating Rate Period, the dividend payable on the Series 2 Shares shall be that amount (rounded to the nearest one-thousandth (1/1000) of one cent) obtained by multiplying $25.00 by the Annual Floating Dividend Rate applicable to the Month preceding such Dividend Payment Date and by dividing the product by twelve. The record date for the purpose of determining holders of Series 2 Shares entitled to receive dividends on each Dividend Payment Date during the Floating Rate Period shall be the last Trading Day of the immediately preceding Month. In the event of the redemption or purchase of the Series 2 Shares during the Floating Rate Period or the distribution of the assets of the Corporation during the Floating Rate Period as contemplated by section 9(b) hereof, the amount of the dividend which has accrued during the Month in which such redemption, purchase or distribution occurs shall be the amount (rounded to the nearest one-thousandth (1/1000) of one cent) calculated by multiplying:

      A.
      the amount obtained by multiplying $25.00 by one-twelfth (1/12) of the Annual Floating Dividend Rate applicable to the preceding Month;

        by

      B.
      a fraction of which the numerator is the number of days elapsed in the Month in which such redemption, purchase or distribution occurs up to but not including the date of such event and the denominator of which is the number of days in that Month.

    (v)
    Calculation of Designated Percentage

    The Corporation shall as promptly as practicable calculate the Designated Percentage for each Month and give notice thereof to all stock exchanges in Canada on which the Series 2 Shares are listed for trading or if the Series 2 Shares are not listed on a stock exchange in Canada to the Investment Dealers Association of Canada.

  (b)
  Rights on Liquidation:

  In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of assets of the Corporation for the purpose of winding up its affairs, the holders of the Series 2 Shares shall be entitled to receive $25.00 per Series 2 Share, together with all dividends accrued and unpaid up to but excluding the date of payment or distribution, before any amounts shall be paid or any assets of the Corporation distributed to the holders of the Common Shares of the Corporation or any other shares ranking junior to the Series 2 Shares. Upon payment of such amounts, the holders of the Series 2 Shares shall not be entitled to share in any further distribution of the property or assets of the Corporation.

  (c)
  Redemption at the Option of the Corporation:

  The Corporation may not redeem any of the Series 2 Shares prior to March 1, 2004. Subject to applicable law and section 9(e) hereof, upon giving notice as hereinafter provided, the Corporation may:

    (i)
    on March 1, 2004 redeem all, but not less than all, of the outstanding Series 2 Shares on payment of $25.00 for each such share to be redeemed; and

    (ii)
    subsequent to March 1, 2004 redeem at any time all, but not less than all, the outstanding Series 2 Shares, on payment of $25.50 for each such share to be redeemed,

  in each case, together with accrued and unpaid dividends up to but excluding the date fixed for redemption, the whole constituting the redemption price.

  The Corporation shall give notice in writing not less than 45 days nor more than 60 days prior to the date on which the redemption is to take place to each person who at the date of giving such notice is the holder of Series 2 Shares to be redeemed of the intention of the Corporation to redeem such shares; such notice shall be given by posting the same in a postage paid envelope addressed to each holder of Series 2 Shares to be redeemed at the last address of such holder as it appears on the securities register of the Corporation, or, in the case of joint holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint holders, or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such holders shall not affect the validity of the redemption as to the other holders of the Series 2 Shares to be redeemed. Such notice shall set out the number of such Series 2 Shares held by the person to whom it is addressed which are to be redeemed and the redemption price and shall also set out the date on which the redemption is to take place, and on and after the date so specified for redemption the Corporation shall pay or cause to be paid to the holders of such Series 2 Shares to be redeemed the redemption price on presentation and surrender, at any place or places within Canada designated by such notice, of the certificate or certificates representing such Series 2 Shares so called for redemption; such payment shall be made by cheque payable at par at any branch in Canada of the Corporation's bankers; from and after the date specified in any such notice, the Series 2 Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be duly made by the Corporation; at any time after notice of redemption is given as aforesaid, the Corporation shall have the right to deposit the redemption price of any or all Series 2 Shares called for redemption with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same, and upon such deposit or deposits being made, such shares shall be redeemed on the redemption date specified in the notice of redemption; after the Corporation has made a deposit as aforesaid with respect to any shares, the holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of shareholders in respect thereof and the rights of the holders thereof shall be limited to receiving the proportion of the amounts so deposited applicable to such shares, without interest; any interest allowed on such deposit shall belong to the Corporation.

  (d)
  Conversion of Series 2 Shares:

  (i)
  Conversion at the Option of the Holder

    Holders of Series 2 Shares shall have the right, at their option, on March 1, 2004 and on March 1 in every fifth year thereafter (a "Conversion Date"), to convert, subject to the terms and conditions hereof, all or any Series 2 Shares registered in their name into Series 3 Shares of the Corporation on the basis of one Series 3 Share for each Series 2 Share. The Corporation shall give notice in writing to the then holders of the Series 2 Shares of the Selected Percentage Rate (as defined in section 10(a)(i)) determined by the Board of Directors, to be applicable for the next succeeding Fixed Dividend Rate Period (as defined in section 10(a)(i)) and of the conversion right provided for herein; such notice shall be given by posting the same in a postage paid envelope addressed to each holder of the Series 2 Shares at the last address of such holder as it appears on the securities register of the Corporation, or, in the case of joint holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint holders, or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation. Such notice shall set out the Conversion Date and shall be given not less than 45 days nor more than 60 days prior to the applicable Conversion Date.

    If the Corporation gives notice as provided in section 9(c) to the holders of the Series 2 Shares of the redemption of all the Series 2 Shares, the Corporation shall not be required to give notice as provided in this section 9(d)(i) to the holders of the Series 2 Shares of a Selected Percentage Rate (as defined in section 10(a)(i)) for the Series 3 Shares or of the conversion right and the right of any holder of Series 2 Shares to convert such Series 2 Shares as herein provided shall cease and terminate in that event.

    Holders of Series 2 Shares shall not be entitled to convert their shares into Series 3 Shares if, following the close of business on the 14th day preceding a Conversion Date, the Corporation determines that there would remain outstanding on the Conversion Date less than 500,000 Series 3 Shares, after taking into account all Series 2 Shares tendered for conversion into Series 3 Shares and all Series 3 Shares tendered for conversion into Series 2 Shares. The Corporation shall give notice in writing thereof, in accordance with the provisions of the first paragraph of this section 9(d)(i), to all affected holders of Series 2 Shares at least seven (7) days prior to the applicable Conversion Date and will issue and deliver, or cause to be delivered, prior to such Conversion Date, at the expense of the Corporation, to such holders of Series 2 Shares who have surrendered for conversion any certificate or certificates representing Series 2 Shares, new certificates representing the Series 2 Shares represented by any certificate or certificates surrendered as aforesaid.

    (ii)
    Automatic Conversion

    If following the close of business on the 14th day preceding a Conversion Date the Corporation determines that there would remain outstanding on the Conversion Date less than 500,000 Series 2 Shares after taking into account all Series 2 Shares tendered for conversion into Series 3 Shares and all Series 3 Shares tendered for conversion into Series 2 Shares, then, all, but not part, of the remaining outstanding Series 2 Shares shall automatically be converted into Series 3 Shares on the basis of one Series 3 Share for each Series 2 Share on the applicable Conversion Date and the Corporation shall give notice in writing thereof, in accordance with the provisions of section 9(d)(i), to the holders of such remaining Series 2 Shares at least seven (7) days prior to the Conversion Date.

    (iii)
    Manner of Exercise of Conversion Privilege

    The conversion of Series 2 Shares may be effected by surrendering the certificate or certificates representing the same not earlier than 45 days prior to a Conversion Date but not later than the close of business on the 14th day preceding a Conversion Date during usual business hours at any office of any transfer agent of the Corporation at which the Series 2 Shares are transferable, provided that the notice of conversion included on the back of such certificate or certificates has been duly executed by the holder, or his attorney duly authorized in writing, indicating whether such holder intends to convert all or part only of the Series 2 Shares represented by such certificate or certificates and accompanied by payment or evidence of payment of the tax (if any) payable as provided in this section 9(d)(iii). In the event that a holder elects to convert part only of the Series 2 Shares represented by such certificate or certificates, the Corporation shall issue and deliver or cause to be delivered to such holder, at the expense of the Corporation, a new certificate representing the Series 2 Shares represented by such certificate or certificates which have not been converted.

    In the event the Corporation is required to convert all remaining outstanding Series 2 Shares into Series 3 Shares on the applicable Conversion Date as provided for in section 9(d)(ii), the Series 2 Shares, in respect of which the holders have not previously elected to convert, shall be converted on the Conversion Date into Series 3 Shares and the holders thereof shall be deemed to be holders of Series 3 Shares at the close of business on the Conversion Date and shall be entitled, upon surrender during usual business hours at any office of any transfer agent of the Corporation at which the Series 2 Shares were transferable of the certificate or certificates representing Series 2 Shares not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Series 3 Shares in the manner and subject to the terms and provisions as provided in this section 9(d)(iii).

    As promptly as practicable after the applicable Conversion Date, the Corporation shall issue and deliver, or cause to be delivered to or upon the written order of the holder of the Series 2 Shares so surrendered, a certificate or certificates, issued in the name of, or in such name or names as may be directed by, such holder representing the number of fully-paid and non-assessable Series 3 Shares and the number of remaining Series 2 Shares, if any, to which such holder is entitled. Such conversion shall be deemed to have been made at the close of business on the Conversion Date so that the rights of the holder of such Series 2 Shares as the holder thereof shall cease at such time and the person or persons entitled to receive Series 3 Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Series 3 Shares at such time.

    The holder of any Series 2 Share on the record date for any dividend declared payable on such share shall be entitled to such dividend notwithstanding that such share is converted into Series 3 Shares after such record date and on or before the date of the payment of such dividend.

    The issuance of certificates for the Series 3 Shares upon the conversion of Series 2 Shares shall be made without charge to the converting holders of Series 2 Shares for any fee or tax in respect of the issuance of such certificates or the Series 3 Shares represented thereby, provided, however, that the Corporation shall not be required to pay any tax which may be imposed upon the person or persons to whom such Series 3 Shares are issued in respect of the issuance of such Series 3 Shares or the certificate therefor or which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in a name or names other than that of the holder of the Series 2 Shares converted, and the Corporation shall not be required to issue or deliver such certificate unless the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

  (e)
  Restrictions on Dividends and Retirements of Shares:

  So long as any of the Series 2 Shares are outstanding, the Corporation shall not, without the approval of the holders of outstanding Series 2 Shares:

    (i)
    declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking junior to the Series 2 Shares) on the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series 2 Shares;

    (ii)
    redeem, purchase or otherwise retire or make any capital distribution on or in respect of the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series 2 Shares (except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking junior to the Series 2 Shares);

    (iii)
    purchase or otherwise retire less than all of the Series 2 Shares then outstanding; or

    (iv)
    redeem, purchase or otherwise retire (except pursuant to any purchase obligation, sinking fund, retraction privilege or any mandatory redemption obligation attaching thereto), or make any capital distribution on or in respect of any shares of, any class or series ranking on a parity with the Series 2 Shares provided that, for greater certainty, the covenant in this clause (iv) shall not limit or affect any such action in respect of any class of shares ranking in priority to the Series 2 Shares;

  unless, in each such case, all cumulative dividends on outstanding Series 2 Shares accrued up to and including the dividend payable on the last preceding Dividend Payment Date shall have been declared and paid.

  Any approval of the holders of Series 2 Shares required to be given pursuant to this section 9(e) may be given in accordance with the final paragraph of section 9(g) and section 9(j). Notwithstanding the provisions of section 9(j) hereof, any approval required to be given pursuant to this section 9(e) shall be required to be given only by the affirmative vote of the holders of the majority of the Series 2 Shares present or represented at a meeting or adjourned meeting of the holders of Series 2 Shares duly called for the purpose and at which a quorum is present.

  (f)
  Purchase for Cancellation:

  The Corporation may at any time purchase for cancellation the whole or any part of the Series 2 Shares outstanding from time to time, in the open market and through or from an investment dealer or any firm holding membership on a recognized stock exchange, or by private agreement or otherwise, at the lowest price or prices at which in the opinion of the Board of Directors such shares are obtainable, and any Series 2 Shares so purchased shall be restored to the status of authorized but unissued Series 2 Shares.

  (g)
  Voting Rights:

  (i)
  The holders of the Series 2 Shares shall be entitled to receive notice of meetings of the shareholders of the Corporation called for the purpose of authorizing the dissolution of the Corporation or the sale, lease or exchange of all or substantially all of the property of the Corporation other than in the ordinary course of business of the Corporation.

  (ii)
  In addition to the voting rights provided in subsection 9(g)(i), if the Corporation fails to pay (i) during the Fixed Rate Period, eight dividends on the Series 2 Shares, (ii) during the Floating Rate Period, twenty-four dividends on the Series 2 Shares or (iii) during any period which includes a part of the Fixed Rate Period and the Floating Rate Period, the equivalent of eight quarterly dividends on the Preferred Shares (three dividends during the Floating Rate Period being equivalent to one quarterly dividend), in each case whether or not consecutive, the holders of the Series 2 Shares shall have the right to receive notice of, and to attend, each meeting of shareholders of the Corporation which takes place more than 60 days after the date on which the failure first occurs (other than a separate meeting of the holders of another series or class of shares) and such holders shall also have the right, at any such meeting, to one vote for each Series 2 Share held, until all such arrears of dividends on the Series 2 Shares shall have been paid whereupon such rights shall cease unless and until the same default shall again arise under the provisions of this section 9(g).

  In connection with any actions to be taken by the Corporation which require the approval of the holders of the Series 2 Shares voting as a series or as part of a class, each Series 2 Share shall entitle the holders thereof to one vote for such purpose.

  (h)
  Issue of Additional Preferred Shares:

  The Corporation may issue additional series of Preferred Shares ranking on a parity with the Series 2 Shares without the authorization of the holders of the Series 2 Shares.

  (i)
  Modification:

  The provisions attaching to the Series 2 Shares as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by the Business Corporations Act (Ontario), any such approval to be given in accordance with section 9(j).

  None of the series provisions of the articles of the Corporation relating to the Series 2 Shares shall be amended or otherwise changed unless, contemporaneously therewith, the series provisions, if any, relating to the Series 3 Shares are, to the extent deemed required by the Board of Directors, amended or otherwise changed in the same proportion and in the same manner.

  (j)
  Approval of Holders of Series 2 Shares:

  Any approval of the holders of the outstanding Series 2 Shares to be given hereunder may be given by at least two-thirds of the votes at a meeting of the holders of Series 2 Shares duly called for that purpose and held upon not less than 21 days notice at which the holders of at least a majority of the outstanding Series 2 Shares are present or are represented by proxy. If at such meeting the holders of a majority of the outstanding Series 2 Shares are not present or represented by proxy within one-half hour after the time appointed for such meeting then the meeting shall be adjourned to such date being not less than 21 days thereafter and to such time and place as may be designated by the chairman, and not less than 14 days notice shall be given of the reconvening of such adjourned meting, but it shall not be necessary in such notice to specify the purpose for which the meeting was originally called. At such adjourned meeting the holders of Series 2 Shares present or represented by proxy may transact the business for which the meeting was originally called and a resolution passed by at least two-thirds of the votes cast at such meeting shall constitute the approval of the holders of the Series 2 Shares. On every poll taken at every such meeting, every holder of Series 2 Shares shall be entitled to one vote in respect of each Series 2 Shares held. Subject to the foregoing, the formalities to be observed in respect of the giving or waiving of notice of any such meeting and the conduct thereof shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders.

  (k)
  Tax Election:

  The Corporation shall elect, in the manner and within the time provided under the Income Tax Act (Canada), under subsection 191.2(1) of the said Act, or any successor or replacement provision of similar effect, and take all other necessary action under such Act, to pay tax at a rate such that no holder of the Series 2 Shares will be required to pay tax on dividends received on the Series 2 Shares under section 187.2 of Part IV.1 of such Act or any successor or replacement provision of similar effect.

  (l)
  Mail Service Interruption:

  If the Corporation determines that mail service is, or is threatened to be, interrupted at the time when the Corporation is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to the holder of any Series 2 Shares, whether in connection with the redemption or conversion of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:

    (i)
    give such notice by telex, telecopier or telegraph communication or by means of publication once in each of two successive weeks in a newspaper of general circulation published or distributed in Toronto, Ontario and Montreal, Quebec and such notice shall be deemed to have been given on the date on which such telex, telecopier or telegraph communication was given or on the date on which the first publication has taken place;

    (ii)
    fulfill the requirement to send such cheque or such share certificate by arranging for delivery thereof at the principal office of the Corporation in Toronto, Ontario, and such cheque and/or certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (i) above, provided that as soon as the Corporation determines that mail service is no longer interrupted or threatened to be interrupted such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by ordinary unregistered first class prepaid mail to the registered address of each person who at the date of mailing is a registered holder and who is entitled to receive such cheque or share certificate, or, in the case of joint holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint holders, or, in the event of the address of any such holder not so appearing, then at the last address of such holder known to the Corporation.

  (m)
  Notice of Annual Dividend Rate Applicable to the Series 3 Shares:

  Within three (3) business days of the determination of the Annual Dividend Rate (as defined in section 10(a)(i)) the Corporation shall give notice thereof to the holders of the Series 2 Shares by publication once in the national edition of the Globe and Mail in the English language and once in the City of Montréal, Québec in both the French and English languages in a daily newspaper of general circulation in Montréal; provided that if any such newspaper is not being generally circulated at that time, such notice shall be published in another equivalent publication.

  (n)
  Interpretation:

  In the provisions herein contained attaching to the Series 2 Shares:

    (i)
    "accrued and unpaid dividends" means: (i) during the Fixed Rate Period, the aggregate of (A) all unpaid dividends on the Series 2 Shares for any past Dividend Period and (B) the amount calculated as though dividends on each Series 2 Share had been accruing on a day-to-day basis from and including the last Dividend Payment Date to but excluding the date to which the computation of accrued dividends is to be made; and (ii) during the Floating Rate Period, the aggregate of (A) all unpaid dividends on the Series 2 Shares for any past Dividend Period and (B) the amount calculated as though dividends on each Series 2 Share had been accruing on a day-to-day basis from and including the first day of the Month in which the date to which the computation of accrued dividends is to be made to but excluding such date;

    (ii)
    "Board of Directors" means the board of directors of the Corporation;

    (iii)
    "in priority to", "on a parity with" and "junior to" have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs;

    (iv)
    "Series 3 Shares" means the Cumulative Series 3 Shares of the Corporation;

    (v)
    in the event that any date on which any dividend on the Series 2 Shares is payable by the Corporation, or any date on or by which any other action is required to be taken by the Corporation or the holders of Series 2 Shares hereunder, is not a business day (as hereinafter defined), then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a business day;

    (vi)
    a "business day" shall be a day other than a Saturday, a Sunday or any other day that is treated as a holiday at the Corporation's principal office in Canada; and

    (vii)
    any action or determination taken or made with respect to the Cumulative Preferred Shares Series 2 of Falconbridge Limited, a predecessor to the Corporation, shall be deemed to have been taken or made in respect of the Series 2 Shares.

10.   Number and Designation of, and Rights, Privileges, Restrictions and Conditions Attaching to Preferred Shares, Series 3

The sixth series of Preferred Shares shall consist of 8,000,000 shares designated as Cumulative Preferred Shares Series 3 ("Series 3 Shares") and, in addition to the rights, privileges, restrictions and conditions attaching to the Preferred Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

  (a)
  Dividends:

  (i)
  Definitions

    For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires:

    "Annual Dividend Rate" means for any Fixed Dividend Rate Period the rate expressed as a percentage per annum (rounded to the nearest one-thousandth (1/1000) of one percent (1%)) which is equal to the Government of Canada Yield multiplied by the Selected Percentage Rate for such Fixed Dividend Rate Period;

    "Dividend Payment Date" means the first day of each of March, June, September and December in each year:

    "Fixed Dividend Rate Period" means for the initial Fixed Dividend Rate Period, the period commencing on March 1, 2004 and ending on and including February 28, 2009, and for each succeeding Fixed Dividend Rate Period, the period commencing on the day immediately following the end of the immediately preceding Fixed Dividend Rate Period and ending on and including the last day of February in the fifth year immediately thereafter;

    "Government of Canada Yield" on any date shall mean the average of the yields determined by two registered Canadian investment dealers, selected by the Board of Directors, as being the yield to maturity on such date compounded semi-annually and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada Bond would carry if issued in Canadian dollars in Canada at 100% of its principal amount on such date with a term to maturity of five years; and

    "Selected Percentage Rate" for each Fixed Dividend Rate Period means the rate, expressed as a percentage of the Government of Canada Yield, determined by the Board of Directors as set forth in the notice to the holders of the Series 3 Shares given in accordance with the provisions of section 10(d)(i), which rate shall be not less than 80%.

    (ii)
    General

    The holders of the Series 3 Shares shall be entitled to receive fixed, cumulative, preferential cash dividends, as and when declared by the Board of Directors, out of moneys of the Corporation properly applicable to the payment of dividends, in the amount (rounded to the nearest one-thousandth (1/1000) of one cent) per share per annum determined by multiplying the Annual Dividend Rate by $25.00. Dividends shall accrue on a daily basis from and including the date of issue thereof and shall be payable quarterly in respect of each 12 month period on the first day of March, June, September and December in each year by cheque at par in lawful money of Canada at any branch in Canada of the Corporation's bankers.

    Dividends declared on the Series 3 Shares shall (except in case of redemption in which case payment of dividends shall be made on surrender of the certificate representing the Series 3 Shares to be redeemed) be paid by posting in a postage paid envelope addressed to each holder of the Series 3 Shares at the last address of such holder as it appears on the securities register of the Corporation, or, in the case of joint holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint holders, or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, a cheque for such dividends (less any tax required to be deducted) payable to the order of such holder or, in the case of joint holders, to the order of all such holders failing written instructions from them to the contrary. Notwithstanding the foregoing, any dividend cheque may be delivered by the Corporation to a holder of Series 3 Shares at the holders address as aforesaid. The posting or delivery of such cheque shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such dividend to the extent of the sum represented thereby (plus the amount of any tax required to be deducted as aforesaid) unless such cheque is not paid on due presentation.

    (iii)
    Calculation of Annual Dividend Rate

    The Corporation shall calculate on the 21st day prior to the first day of each Fixed Dividend Rate Period the Annual Dividend Rate for each Fixed Dividend Rate Period based upon the Selected Percentage Rate and the Government of Canada Yield in effect at 10:00 a.m. (Toronto, Ontario time) on the said 21st day prior to the first day of each Fixed Dividend Rate Period and give notice thereof: (i) within one business day to all stock exchanges in Canada on which the Series 3 Shares are listed for trading or if the Series 3 Shares are not listed on a stock exchange in Canada, to the Investment Dealers Association of Canada; and (ii) within three business days to, except in relation to the initial Fixed Dividend Rate Period, the holders of the Series 3 Shares by publication once in the national edition of the Globe and Mail in the English language and once in the City of Montréal, Québec in both the French and English languages in a daily newspaper of general circulation in Montreal; provided that if any such newspaper is not being generally circulated at that time, such notice shall be published in another equivalent publication.

  (b)
  Rights on Liquidation:

  In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of assets of the Corporation for the purpose of winding up its affairs, the holders of the Series 3 Shares shall be entitled to receive $25.00 per Series 3 Share, together with all dividends accrued and unpaid up to but excluding the date of payment or distribution, before any amounts shall be paid or any assets of the Corporation distributed to the holders of the Common Shares of the Corporation or any other shares ranking junior to the Series 3 Shares. Upon payment of such amounts, the holders of the Series 3 Shares shall not be entitled to share in any further distribution of the property or assets of the Corporation.

  (c)
  Redemption at the Option of the Corporation:

  The Corporation may not redeem any of the Series 3 Shares prior to March 1, 2009. Subject to applicable law and section 10(e) hereof, upon giving notice as hereinafter provided, the Corporation may, on March 1, 2009 or on March 1 in every fifth year thereafter, redeem at any time all, but not less than all, the outstanding Series 3 Shares on payment of $25.00 for each such share to be redeemed together with accrued and unpaid dividends up to but excluding the date fixed for redemption, the whole constituting the redemption price.

  The Corporation shall give notice in writing not less than 45 days nor more than 60 days prior to the date on which the redemption is to take place to each person who at the date of giving such notice is the holder of Series 3 Shares to be redeemed of the intention of the Corporation to redeem such shares; such notice shall be given by posting the same in a postage paid envelope addressed to each holder of Series 3 Shares to be redeemed at the last address of such holder as it appears on the securities register of the Corporation, or, in the case of joint holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint holders, or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such holders shall not affect the validity of the redemption as to the other holders of the Series 3 Shares to be redeemed. Such notice shall set out the number of such Series 3 Shares held by the person to whom it is addressed which are to be redeemed and the redemption price and shall also set out the date on which the redemption is to take place, and on and after the date so specified for redemption the Corporation shall pay or cause to be paid to the holders of such Series 3 Shares to be redeemed the redemption price on presentation and surrender, at any place or places within Canada designated by such notice, of the certificate or certificates representing such Series 3 Shares so called for redemption; such payment shall be made by cheque payable at par at any branch in Canada of the Corporation's bankers; from and after the date specified in any such notice, the Series 3 Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be duly made by the Corporation; at any time after notice of redemption is given as aforesaid, the Corporation shall have the right to deposit the redemption price of any or all Series 3 Shares called for redemption with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same, and upon such deposit or deposits being made, such shares shall be redeemed on the redemption date specified in the notice of redemption; after the Corporation has made a deposit as aforesaid with respect to any shares, the holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of shareholders in respect thereof and the rights of the holders thereof shall be limited to receiving the proportion of the amounts so deposited applicable to such shares, without interest; any interest allowed on such deposit shall belong to the Corporation.

  (d)
  Conversion of Series 3 Shares:

  (i)
  Conversion at the Option of the Holder

    Holders of Series 3 Shares shall have the right, at their option, on March 1, 2009 and on March 1 in every fifth year thereafter (a "Conversion Date"), to convert, subject to the terms and provisions thereof, all or any Series 3 Shares registered in their name into Series 2 Shares of the Corporation on the basis of one Series 2 Share for each Series 3 Share. The Corporation shall give notice in writing to the then holders of the Series 3 Shares of the Selected Percentage Rate determined by the Board of Directors to be applicable for the next succeeding Fixed Dividend Rate Period and of the conversion right provided for herein; such notice shall be given by posting the same in a postage paid envelope addressed to each holder of the Series 3 Shares at the last address of such holder as it appears on the securities register of the Corporation, or, in the case of joint holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint holders, or, in the event of the address of such holder not so appearing, then to the address of such holder last known to the Corporation. Such notice shall set out the Conversion Date and shall be given not less than 45 days nor more than 60 days prior to the applicable Conversion Date.

    If the Corporation gives notice as provided in section 10(c) to the holders of the Series 3 Shares of the redemption of all the Series 3 Shares, the Corporation shall not be required to give notice as provided in this section 10(d)(i) to the holders of the Series 3 Shares of a Selected Percentage Rate or of the conversion right and the right of any holder of Series 3 Shares to convert such Series 3 Shares as herein provided shall cease and terminate in that event.

    Holders of Series 3 Shares shall not be entitled to convert their shares into Series 2 Shares if, following the close of business on the 14th day preceding a Conversion Date, the Corporation determines that there would remain outstanding on the Conversion Date less than 500,000 Series 2 Shares after taking into account all Series 3 Shares tendered for conversion into Series 2 Shares and all Series 2 Shares tendered for conversion into Series 3 Shares. The Corporation shall give notice in writing thereof, in accordance with the provisions of the first paragraph of this section 10(d)(i), to all affected holders of Series 3 Shares at least seven days prior to the applicable Conversion Date and will issue and deliver, or cause to be delivered, prior to such Conversion Date, at the expense of the Corporation, to such holders of Series 3 Shares who have surrendered for conversion any certificate or certificates representing Series 3 Shares, new certificates representing the Series 3 Shares represented by any certificate or certificates surrendered as aforesaid.

    (ii)
    Automatic Conversion

    If following the close of business on the 14th day preceding a Conversion Date the Corporation determines that there would remain outstanding on the Conversion Date less than 500,000 Series 3 Shares after taking into account all Series 3 Shares tendered for conversion into Series 2 Shares and all Series 2 Shares tendered for conversion into Series 3 Shares, then, all, but not part, of the remaining outstanding Series 3 Shares shall automatically be converted into Series 2 Shares on the basis of one Series 2 Share for each Series 3 Share on the applicable Conversion Date and the Corporation shall give notice in writing thereof, in accordance with the provisions of section 10(d)(i), to the holders of such remaining Series 3 Shares at least seven days prior to the Conversion Date.

    (iii)
    Manner of Exercise of Conversion Privilege

    The conversion of Series 3 Shares may be effected by surrendering the certificate or certificates representing the same not earlier than 45 days prior to a Conversion Date but not later than the close of business on the 14th day preceding a Conversion Date during usual business hours at any office of any transfer agent of the Corporation at which the Series 3 Shares are transferable, provided that the notice of conversion included on the back of such certificate or certificates has been duly executed by the holder, or his attorney duly authorized in writing, indicating whether such holder intends to convert all or part only of the Series 3 Shares represented by such certificate or certificates and accompanied by payment or evidence of payment of the tax (if any) payable as provided in this section 10(d)(iii). In the event that a holder elects to convert part only of the Series 3 Shares represented by such certificate or certificates, the Corporation shall issue and deliver or cause to be delivered to such holder, at the expense of the Corporation, a new certificate representing the Series 3 Shares represented by such certificate or certificates which have not been converted.

    In the event the Corporation is required to convert all remaining outstanding Series 3 Shares into Series 2 Shares on the applicable Conversion Date as provided for in section 10(d)(ii), the Series 3 Shares in respect of which the holders have not previously elected to convert, shall be converted on the Conversion Date into Series 2 Shares and the holders thereof shall be deemed to be holders of Series 2 Shares at the close of business on the Conversion Date and shall be entitled, upon surrender during usual business hours at any office of any transfer agent of the Corporation at which the Series 3 Shares were transferable of the certificate or certificates representing Series 3 Shares not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Series 2 Shares in the manner and subject to the terms and provisions as provided in this section 10(d)(iii).

    As promptly as practicable after the Conversion Date, the Corporation shall issue and deliver, or cause to be delivered to or upon the written order of the holder of the Series 3 Shares so surrendered, a certificate or certificates, issued in the name of, or in such name or names as may be directed by, such holder representing the number of fully-paid and non-assessable Series 2 Shares and the number of remaining Series 3 Shares, if any, to which such holder is entitled. Such conversion shall be deemed to have been made at the close of business on the Conversion Date so that the rights of the holder of such Series 3 Shares as the holder thereof shall cease at such time and the person or persons entitled to receive Series 2 Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Series 2 Shares at such time.

    The holder of any Series 3 Share on the record date for any dividend declared payable on such share shall be entitled to such dividend notwithstanding that such share is converted into Series 2 Shares after such record date and on or before the date of the payment of such dividend.

    The issuance of certificates for the Series 2 Shares upon the conversion of Series 3 Shares shall be made without charge to the converting holders of Series 3 Shares for any fee or tax in respect of the issuance of such certificates or the Series 2 Shares represented thereby; provided however, that the Corporation shall not be required to pay any tax which may be imposed upon the person or persons to whom such Series 2 Shares are issued in respect of the issuance of such Series 2 Shares or the certificate therefor or which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in a name or names other than that of the holder of the Series 3 Shares converted, and the Corporation shall not be required to issue or deliver such certificate unless the person or person requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

  (e)
  Restrictions on Dividends and Retirement of Shares:

  So long as any of the Series 3 Share are outstanding, the Corporation shall not, without the approval of the holders of outstanding Series 3 Shares:

    (i)
    declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking junior to the Series 3 Shares) on the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series 3 Shares;

    (ii)
    redeem, purchase or otherwise retire or make any capital distribution on or in respect of the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series 3 Shares (except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking junior to the Series 3 Shares);

    (iii)
    purchase or otherwise retire less than all of the Series 3 Shares then outstanding; or

    (iv)
    redeem, purchase or otherwise retire (except pursuant to any purchase obligation, sinking fund, retraction privilege or any mandatory redemption obligation attaching thereto), or make any capital distribution on or in respect of, any shares of any class or series ranking on a parity with the Series 3 Shares provided that, for greater certainty, the covenant in this clause (iv) shall not limit or affect any such action in respect of any class of shares ranking in priority to the Series 3 Shares;

  unless, in each such case, all cumulative dividends on outstanding Series 3 Shares accrued up to and including the dividend payable on the last preceding Dividend Payment Date shall have been declared and paid.

  Any approval of the holders of the Series 3 Shares required to be given pursuant to this section 10(e) may be given in accordance with the final paragraph of section 10(g) and section 10(j). Notwithstanding the provisions of section 10(j) hereof, any approval required to be given pursuant to this section 10(e) shall be required to be given only by the affirmative vote of the holders of the majority of the Series 3 Shares present or represented at a meeting or adjourned meeting of the holders of Series 3 Shares duly called for the purpose and at which a quorum is present.

  (f)
  Purchase for Cancellation:

  The Corporation may at any time purchase for cancellation the whole or any part of the Series 3 Shares outstanding from time to time, in the open market and through or from an investment dealer or any firm holding membership on a recognized stock exchange, or by private agreement or otherwise, at the lowest price or prices at which in the opinion of the Board of Directors such shares are obtainable, and any Series 3 Shares so purchased shall be restored to the status of authorized but unissued Series 3 Shares.

  (g)
  Voting Rights:

  (i)
  The holders of the Series 3 Shares shall be entitled to receive notice of meetings of the shareholders of the Corporation called for the purpose of authorizing the dissolution of the Corporation or the sale, lease or exchange of all or substantially all of the property of the Corporation other than in the ordinary course of business of the Corporation.

    (ii)
    In addition to the voting rights provided in subsection 10(g)(i), if the Corporation fails to pay eight dividends on the Series 3 Shares, whether or not consecutive, the holders of the Series 3 Shares shall have the right to receive notice of, and to attend, each meeting of shareholders of the Corporation which takes place more than 60 days after the date on which the failure first occurs (other than a separate meeting of the holders of another series or class of shares) and such holders shall also have the right, at any such meeting, to one vote for each Series 3 Shares held, until all such arrears of dividends on the Series 3 Shares shall have been paid whereupon such rights shall cease unless and until the same default shall again arise under the provisions of this section 10(g).

  In connection with any actions to be taken by the Corporation which require the approval of the holders of the Series 3 Shares voting as a series or as part of a class, each Series 3 Share shall entitle the holder thereof to one vote for such purpose.

  (h)
  Issue of Additional Preferred Shares:

  The Corporation may issue additional series of Preferred Shares ranking on a parity with the Series 3 Shares without the authorization of the holders of the Series 3 Shares.

  (i)
  Modification:

  The provisions attaching to the Series 3 Shares as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by the Business Corporations Act (Ontario), any such approval to be given in accordance with section 10(j).

  None of the series provisions of the articles of the Corporation relating to the Series 3 Shares shall be amended or otherwise changed unless, contemporaneously therewith, the series provisions, if any, relating to the Series 2 Shares are, to the extent deemed required by the Board of Directors, amended or otherwise changed in the same proportion and in the same manner.

  (j)
  Approval of Holders of Series 3 Shares:

  Any approval of the holders of the outstanding Series 3 Shares to be given hereunder may be given by at least two-thirds of the votes cast at a meeting of the holders of Series 3 Shares duly called for that purpose and held upon not less than 21 days notice at which the holders of at least a majority of the outstanding Series 3 Shares are present or are represented by proxy. If at such meeting the holders of a majority of the outstanding Series 3 Shares are not present or represented by proxy within one-half hour after the time appointed for such meeting then the meeting shall be adjourned to such date being not less than 21 days thereafter and to such time and place as may be designated by the chairman, and not less than 14 days notice shall be given of the reconvening of such adjourned meeting, but it shall not be necessary in such notice to specify the purpose for which the meeting was originally called. At such adjourned the meeting the holders of Series 3 Shares present or represented by proxy may transact the business for which the meeting was originally called and a resolution passed by at least two-thirds of the votes cast at such meeting shall constitute the approval of the holders of the Series 3 Shares. On every poll taken at every such meeting, every holder of Series 3 Shares shall be entitled to one vote in respect of each Series 3 Shares held. Subject to the foregoing, the formalities to be observed in respect of the giving or waiving of notice of any such meeting and the conduct thereof shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders.

  (k)
  Tax Election:

  The Corporation shall elect, in the manner and within the time provided under the Income Tax Act (Canada), under subsection 191.2(1) of the said Act, or any successor or replacement provision of similar effect, and take all other necessary action under such Act, to pay tax at a rate such that no holder of the Series 3 Shares will be required to pay tax on dividends received on the Series 3 Shares under section 187.2 of Part IV.1 of such Act or any successor or replacement provision of similar effect.

  (l)
  Mail Service Interruption:

  If the Corporation determines that mail service is, or is threatened to be, interrupted at the time when the Corporation is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to the holder of any Series 3 Shares, whether in connection with the redemption or conversion of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:

    (i)
    give such notice by telex, telecopier, or telegraph communication or by means of publication once in each of two successive weeks in a newspaper of general circulation published or distributed in Toronto, Ontario and Montréal, Québec and such notice shall be deemed to have been given on the date on which such telex, telecopier or telegraph communication was given or on the date on which the first publication has taken place; and

    (ii)
    fulfill the requirement to send such cheque or such share certificate by arranging for delivery thereof at the principal office of the Corporation in Toronto, Ontario, and such cheque and/or certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (i) above, provided that as soon as the Corporation determines that mail service is no longer interrupted or threatened to be interrupted such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by ordinary unregistered first class prepaid mail to the registered address of each person who at the date of mailing is a registered holder and who is entitled to receive such cheque or share certificate, or, in the case of joint holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint holders, or, in the event of the address of any such holder not so appearing, then at the last address of such holder known to the Corporation.

  (m)
  Interpretation:

  In the provisions herein contained attaching to the Series 3 Shares:

    (i)
    "accrued and unpaid dividends" means the aggregate of: (i) all unpaid dividends on the Series 3 Shares for any past Fixed Dividend Rate Period; and (ii) the amount calculated as though dividends on each Series 3 Share had been accruing on a day-to-day basis from and including the date on which the last quarterly dividend was payable to but excluding the date to which the computation of accrued dividends is to be made;

    (ii)
    "Board of Directors" means the board of directors of the Corporation;

    (iii)
    "in priority to", "on a parity with" and "junior to" have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs;

    (iv)
    "Series 2 Shares" means the Cumulative Series Preferred Shares Series 2 of the Corporation;

    (v)
    in the event that any date on which any dividend on the Series 3 Shares is payable by the Corporation, or any date on or by which any other action is required to be taken by the Corporation or the holders of Series 3 Shares hereunder, is not a business day (as hereinafter defined), then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a business day;

    (vi)
    a "business day" shall be a day other than a Saturday, a Sunday or any other day that is treated as a holiday at the Corporation's principal office in Canada; and

    (vii)
    any action or determination taken or made with respect to the Cumulative Preferred Shares Series 3 of Falconbridge Limited, a predecessor to the Corporation, shall be deemed to have been taken or made in respect of the Series 3 Shares.

11.   Number and Designation of, and Rights, Privileges, Restrictions and Conditions Attaching to, the Junior Preference Shares, Series 1

The first series of Junior Preference Shares of the Corporation shall consist of 20,000,000 shares designated as Junior Preference Shares, Series 1 (the "Series 1 Shares") with an issue price of $25.00 per share (the "Issue Price") and, in addition to the rights, privileges, restrictions and conditions attaching to the Junior Preference Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions (the "Series 1 Provisions"):

  (a)
  Interpretation

  (i)
  Defined Terms. In these Series 1 Provisions:

    "Acquiring Person" means any person who is the Beneficial Owner of a Significant Interest in the outstanding Voting Shares; provided, however, that the term "Acquiring Person" shall not include:

      (a)
      the Corporation or any Subsidiary of the Corporation;

      (b)
      Brascan;

      (c)
      any person who becomes the Beneficial Owner of a Significant Interest in the outstanding Voting Shares as a result of one or any combination of:

      (A)
      a Voting Share Reduction which, by reducing the number of Voting Shares outstanding, increases the percentage of Voting Shares Beneficially Owned by such person to a Significant Interest in the Voting Shares then outstanding,

      (B)
      a Pro Rata Acquisition,

      (C)
      an Exempt Acquisition,

      (D)
      a Convertible Security Acquisition, or

      (E)
      a 123 Share Acquisition;

      provided further, however, that if a person shall become the Beneficial Owner of a Significant Interest in the Voting Shares then outstanding by reason of any one or a combination of a Voting Share Reduction, a Pro Rata Acquisition, an Exempt Acquisition, a Convertible Security Acquisition or a 123 Share Acquisition and thereafter becomes the Beneficial Owner of more than an additional 1% of the outstanding Voting Shares (other than pursuant to a Voting Share Reduction, a Pro Rata Acquisition, an Exempt Acquisition, a Convertible Security Acquisition or a 123 Share Acquisition), then as of the date that such person becomes the Beneficial Owner of such additional Voting Shares, such person shall become an Acquiring Person;

      (d)
      any person who, on the Issue Date of the 123 Shares, is the Beneficial Owner of a Significant Interest in the outstanding Voting Shares, provided that if such person thereafter becomes the Beneficial Owner of more than an additional 1% of the outstanding Voting Shares (other than pursuant to a Voting Share Reduction, a Pro Rata Acquisition, an Exempt Acquisition, a Convertible Security Acquisition or a 123 Share Acquisition), then as of the date that such person becomes the Beneficial Owner of such additional Voting Shares, such person shall become an Acquiring Person; and

      (e)
      an underwriter or member of a banking or selling group that acquires Voting Shares from the Corporation in connection with a distribution of securities pursuant to a prospectus or by way of private placement.

    "Adjusted Net Worth" means, as at the end of any fiscal quarter, the aggregate value of:

      (a)
      the outstanding share capital for all shares ranking junior to the Junior Preference Shares;

      (b)
      without duplication, any surplus, whether contributed or capital;

      (c)
      retained earnings; and

      (d)
      consolidated non-controlling interest,

    all as set forth in the Corporation's consolidated balance sheet for such fiscal quarter filed in accordance with applicable securities laws.

    "Affiliate", when used to indicate a relationship with a specified corporation, means a person that directly, or indirectly through one or more controlled intermediaries, controls, or is controlled by, or is under common control with, such specified corporation.

    "Associate", when used to indicate a relationship with a specified person, means (i) a spouse of such specified person, (ii) any person of either sex with whom such specified person is living in a conjugal relationship outside marriage or (iii) any relative of such specified person or of a person mentioned in clauses (i) or (ii) of this definition if that relative has the same residence as the specified person.

    "Basic Redemption Price" has the meaning attributed to it in subsection 11(c)(ii).

    A person shall be deemed the "Beneficial Owner", and to have "Beneficial Ownership" of and to "Beneficially Own":

      (i)
      any securities of which such person or any of such person's Affiliates or Associates is the owner at law or in equity;

      (ii)
      any securities as to which such person or any of such person's Affiliates or Associates has the right to become the owner at law or in equity, where such right is exercisable immediately or within 60 days of the date of the determination of Beneficial Ownership and whether or not on condition or the occurrence of any contingency or payment of instalments, upon the exercise of any conversion right, exchange right or purchase right attaching to Convertible Securities, or pursuant to any agreement, arrangement, pledge or understanding, written or oral (other than customary agreements with and between underwriters and/or banking group and/or selling group members with respect to a distribution of securities pursuant to a prospectus or by way of private placement and other than pursuant to pledges of securities in the ordinary course of business); and

      (iii)
      any securities which are Beneficially Owned within the meaning of clauses (i) or (ii) of this definition by any other person with which, and in respect of which securities, such person is acting jointly or in concert;

    provided, however, that a person shall not be deemed the "Beneficial Owner" of, or to have "Beneficial Ownership" of, or to "Beneficially Own", any security:

      (A)
      by reason of such security having been deposited or tendered pursuant to a Take-over Bid made by, or Control Transaction involving, such person or any of such person's Affiliates or Associates or any other person referred to in clause (iii) of this definition until the earlier of such deposited or tendered security being accepted unconditionally for payment or exchange or being taken up and paid for;

      (B)
      by reason of such person, any of such person's Affiliates or Associates or any other person referred to in clause (iii) of this definition holding such security, if:

      (I)
      the ordinary business of the person (in this definition, a "Manager") includes the management of investment funds for others and such security is held by the Manager in the ordinary course of such business in the performance of such Manager's duties for the account of any other person (in this definition, a "Client") including non-discretionary accounts held on behalf of a Client by a broker or dealer registered under applicable law;

      (II)
      the person (in this definition, a "Trust Company") is licensed to carry on the business of a trust company under applicable law and, as such, acts as a trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent persons (each, in this definition, an "Estate Account") or in relation to other accounts (each, in this definition, an "Other Account") and holds such security and is acting in the ordinary course of such duties for the Estate Account or for such Other Accounts;

        (III)
        such person is a Crown agent or agency (in this definition, the "Crown Agent");

        (IV)
        the person is established by statute for purposes that include, and the ordinary business or activity of such person (in this definition, a "Statutory Body") includes, the management of investment funds for employee benefit plans, pension plans, insurance plans of various public bodies and the Statutory Body holds such security for the purposes of its activities as such; or

        (V)
        the person (in this definition, an "Administrator") is the administrator or trustee of one or more pension funds or plans (each, in this definition, a "Plan") registered under the laws of Canada or any province thereof or the similar laws of the jurisdiction by which such Plan is governed or is such a Plan and the Administrator or Plan holds such security for the purposes of its activities as such;

      but only if the Manager, the Trust Company, the Crown Agent, the Statutory Body, the Administrator or the Plan, as the case may be, is not then making and has not announced a current intention to make a Take-over Bid or a Control Transaction, other than an Offer to Acquire Voting Shares or other securities pursuant to a distribution by the Corporation, or by means of ordinary market transactions (including prearranged trades entered into in the ordinary course of business of such person) executed through the facilities of a stock exchange or an organized over-the-counter market, alone or by acting jointly or in concert with any other person;

      (C)
      because such person:

      (I)
      is a Client of the same Manager as another person on whose account the Manager holds such security,

      (II)
      has an Estate Account or an Other Account with the same Trust Company as another person on whose account the Trust Corporation holds such security, or

      (III)
      is a Plan with the same Administrator as another Plan on whose account the Administrator holds such security,

      (D)
      because such person:

      (I)
      is a Client of a Manager and such security is owned at law or in equity by the Manager,

      (II)
      has an Estate Account or an Other Account with a Trust Company and such security is owned at law or in equity by the Trust Company, or

      (III)
      is a Plan and such security is owned at law or in equity by the Administrator of the Plan; or

      (E)
      because such person is the registered holder of securities as a result of carrying on the business of, or acting as nominee for, a securities depositary.

    "Board Event" means any one of the following events:

      (a)
      if four quarterly dividends on the Series 1 Shares are in arrears, whether or not such dividends have been declared and whether or not there are any monies of the Corporation properly applicable to the payment of dividends; or

      (b)
      if the Adjusted Net Worth for any fiscal quarter is less than $2,500,000,000.

    "Board of Directors" means the board of directors of the Corporation.

    "Brascan" means Brascan Corporation, any Affiliate of Brascan Corporation or any party acting jointly or in concert with Brascan Corporation or any of its Affiliates.

    "Business Day" means a day other than a Saturday, a Sunday or any other day which is a statutory or civic holiday in Toronto, Ontario.

    "Cash Conversion Price" has the meaning attributed to it in subsection 11(e)(i).

    "Change of Control Event" means the occurrence of:

      (i)
      the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to section 101 of the Securities Act (Ontario)) by the Corporation or an Acquiring Person of facts indicating that an Acquiring Person has become such;

      (ii)
      the date of the commencement of, or first public announcement of the intent of any person (other than Brascan, the Corporation or any Subsidiary of the Corporation) to commence, a Take-over Bid (other than by Brascan, the Corporation or any Subsidiary of the Corporation); or

      (iii)
      the date of the commencement of, or first public announcement of the intent of any person (other than Brascan) to commence a Control Transaction (other than by Brascan, the Corporation or any Subsidiary of the Corporation).

    "Change of Control Retraction Date" means the date on which the Series 1 Shares are redeemed pursuant to subsection 11(d)(ii)(B)(a), (b) or (c), as applicable.

    "Common Shares" means the common shares of the Corporation, and any other securities into which those shares may be changed or for which those shares may be exchanged (whether or not the Corporation is the issuer of such other securities).

    "Control Transaction" means any merger, arrangement, amalgamation, reorganization, acquisition, material sale of shares or rights or interests therein or thereto or similar transactions involving the Corporation, which will result in any person Beneficially Owning, whether directly as a result of such transaction or together with the Common Shares that such person Beneficially Owned before the completion of such transaction, a Significant Interest in the Corporation.

    "controlled": a body corporate is "controlled" by another person if:

      (i)
      securities entitled to vote in the election of directors carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or on behalf of the other person; and

      (ii)
      the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such body corporate,

    and "controls", "controlling" and "under common control with" shall be interpreted accordingly.

    "Conversion Notice" has the meaning attributed to it in subsection 11(e)(i).

    "Conversion Right" has the meaning attributed to it in subsection 11(e)(i).

    "Convertible Securities" means, at any time, any securities issued by the Corporation (including rights, warrants and options but other than the 123 Shares) carrying any purchase, exercise, conversion or exchange right, pursuant to which the holder thereof may acquire Voting Shares or other securities convertible into or exercisable or exchangeable for Voting Shares (in each case, whether such right is exercisable immediately or after a specified period and whether or not on condition or the happening of any contingency).

    "Convertible Security Acquisition" means the acquisition of Voting Shares upon the exercise of Convertible Securities acquired by a person pursuant to an Exempt Acquisition or a Pro Rata Acquisition.

    "Corporation" means Falconbridge Limited and any corporation resulting, surviving or continuing from the merger, arrangement, amalgamation or reorganization of Falconbridge Limited, or a comparable transaction.

    "Current Market Price" means, at any date, the volume weighted average trading price of Common Shares on the Toronto Stock Exchange (or, if not then listed on that exchange, on another exchange or market chosen by the Board of Directors in their sole discretion on which Common Shares are then traded), for a period of 20 consecutive Trading Days ending on the fourth day immediately prior to that date or, if such fourth day is not a Trading Day, on the immediately preceding Trading Day.

    "Dividend" and "Dividends" have the respective meanings attributed to them in subsection 11(b)(i)(A).

    "Dividend Payment Date" means the last day of the months of March, June, September and December in each year.

    "Dividend Period" means the Initial Dividend Period and, thereafter, the period from and including a Dividend Payment Date to but excluding the next succeeding Dividend Payment Date.

    "Exempt Acquisition" means an acquisition of Voting Shares or Convertible Securities (i) pursuant to a distribution of Voting Shares or Convertible Securities (and the conversion or exchange of such Convertible Securities) made by the Corporation pursuant to a prospectus or private placement provided that the person does not acquire a greater percentage of the securities offered in the distribution than the percentage of Voting Shares Beneficially Owned by that person immediately prior to the distribution, or (ii) pursuant to an amalgamation, merger or other statutory procedure requiring shareholder approval.

    "Extraordinary Dividend" means:

      (i)
      any dividend, other than a stock dividend paid wholly in Common Shares, declared or paid on the Common Shares that is, when taken together with the amount or value of all other dividends declared or paid in the 12 month period preceding the date of declaration of the dividend (the "measurement period") more than 125% of the aggregate amount or value of the dividends declared or paid on the Common Shares, other than stock dividends paid wholly in Common Shares, during the 12 month period ended on the day prior to the measurement period (or, where there were no dividends paid in the 12 month period ended on the day prior to the measurement period, the period of 12 months ending on the date on which the Corporation last paid a dividend, other than a stock dividend paid wholly in Common Shares, on the Common Shares); or

      (ii)
      any dividend, other than a stock dividend paid wholly in Common Shares, declared or paid on the Common Shares that results in the Corporation Annual Dividend Rate exceeding a 10% compound annual growth rate, measured from and following the Issue Date. For this purpose, the "Corporation Annual Dividend Rate" is initially the aggregate amount or value of all dividends declared or paid on the Common Shares, other than stock dividends paid wholly in Common Shares, in the 12 month period immediately preceding the Issue Date and thereafter is the aggregate amount or value of all dividends declared or paid in any 12 month period immediately preceding the date of declaration of any other dividend on the Common Shares, together with the dividend then being declared; or

      (iii)
      any other "special" dividend on, or distribution with respect to, the Common Shares which is, by its terms or declared intent, declared and paid outside the normal operations or normal dividend procedures of the Corporation.

    "Final Redemption Date" means the day that is five years from the Issue Date.

    "freely-tradeable" means, in respect of a Common Share, that (i) the Common Share is transferable and not subject to any escrow requirements or to any cease trade order imposed by a Canadian securities regulatory authority, and (ii) all hold periods imposed by Canadian securities legislation before such Common Share can be traded without a prospectus or in reliance on a prospectus exemption have expired.

    "Initial Dividend Period" means the period from and including the Issue Date to but excluding the first Dividend Payment Date after the Issue Date.

    "Issue Date" means the date any of the Series 1 Shares are first issued.

    "Issue Price" has the meaning attributed to it in the introductory paragraph to these rights, privileges, restrictions attaching to the Series 1 Shares.

    "Offer to Acquire" shall include:

      (i)
      an offer to purchase, or a solicitation of an offer to sell, Voting Shares, and

      (ii)
      an acceptance of an offer to sell Voting Shares, whether or not such offer to sell has been solicited,

    or any combination thereof, and the person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the person that made the offer to sell.

    "Offeror" means a person who has announced an intention to make or who has made a Take-over Bid (excluding an Offer to Acquire Common Shares or other securities made by a Manager, Trust Company, Crown Agent, Statutory Body, Administrator or Plan referred to in clause (B) of the definition of "Beneficial Owner" pursuant to a distribution by the Corporation or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such person) in the circumstances contemplated in said clause (B)), but only so long as the Take-over Bid so announced or made has not been withdrawn or terminated or has not expired.

    "Offeror's Securities" means the aggregate of the Voting Shares Beneficially Owned by an Offeror on the date of an Offer to Acquire by an Offeror.

    "123 Shares" means, collectively, the Series 1 Shares, the Series 2 Shares and the Series 3 Shares.

    "123 Share Acquisition" means, in respect of holders of the 123 Shares, (i) the payment of a Dividend by the issuance of Common Shares pursuant to subsection 11(b)(ii)(A) or (ii) the issuance of Common Shares upon exercise by the Corporation of its conversion right pursuant to section 11(e).

    "Optional Redemption Price" has the meaning attributed to it in subsection 11(c)(i).

    "Pro Rata Acquisition" means an acquisition by a person of Voting Shares or Convertible Securities (i) as a result of a stock dividend, a stock split or other event pursuant to which such person receives or acquires Voting Shares or Convertible Securities on the same pro rata basis as all other holders of Voting Shares of the same class or series of the Corporation, (ii) pursuant to a regular dividend reinvestment or other plan of the Corporation made available by the Corporation to the holders of Voting Shares where such plan permits the holder to direct that the dividends paid in respect of such Voting Shares be applied to the purchase from the Corporation of further securities of the Corporation, or (iii) pursuant to the receipt and/or exercise of rights (other than the 123 Shares) issued by the Corporation to all of the holders of a series or class of Voting Shares on a pro rata basis to subscribe for or purchase Voting Shares or Convertible Securities, provided that the person does not acquire a greater percentage of the securities issuable on exercise of such rights than the percentage of Voting Shares Beneficially Owned by that person immediately prior to the commencement of the offering of rights and that such rights are acquired directly from the Corporation and not from any other person.

    "Redemption Date" means (i) in the case of a mandatory redemption pursuant to subsection 11(c)(iii), the Final Redemption Date, (ii) in the case of a redemption in connection with an exercise of the Retraction Right, the Change of Control Retraction Date, and (iii) in all other cases, the date on which the redemption is to occur.

    "Redemption Notice" has the meaning attributed to it in subsection 11(c)(v).

    "Redemption Price" means (i) if the redemption occurs on or before June 30, 2008, the Optional Redemption Price, and (ii) if the redemption occurs after June 30, 2008, the Basic Redemption Price.

    "Retraction Price" has the meaning attributed to it in subsection 11(d)(ii)(B).

    "Retraction Right" has the meaning attributed to it in subsection 11(d)(i).

    "Series 1 Provisions" has the meaning attributed to it in the introductory paragraph to these rights, privileges, restrictions attaching to the Series 1 Shares.

    "Series 1 Shares" has the meaning attributed to it in the introductory paragraph to these Series 1 Provisions.

    "Series 123 Directors" means, at any time, those directors of the Corporation most recently elected by or appointed on behalf of the holders of the Series 1 Shares, Series 2 Shares and Series 3 Shares, collectively.

    "Series 2 Shares" means the second series of Junior Preference Shares of the Corporation, designated as Junior Preference Shares, Series 2.

    "Series 3 Shares" means the third series of Junior Preference Shares of the Corporation, designated as Junior Preference Shares, Series 3.

    "Significant Interest": a person has a Significant Interest in the Voting Shares where that person Beneficially Owns 30% or more of the outstanding Voting Shares.

    "Subsidiary": a body corporate is a Subsidiary of another body corporate if:

      (i)
      it is controlled by (A) that other, or (B) that other and one or more bodies corporate, each of which is controlled by that other, or (C) two or more bodies corporate, each of which is controlled by that other; or

      (ii)
      it is a Subsidiary of a body corporate that is that other's Subsidiary.

    "Take-over Bid" means an Offer to Acquire Voting Shares, where the Voting Shares subject to the Offer to Acquire and the Offeror's Securities, constitute a Significant Interest in the outstanding Voting Shares at the date of the Offer to Acquire.

    "Tax Act" means the Income Tax Act (Canada).

    "Trading Day" means with respect to any stock exchange or over-the-counter market, a day on which shares may be traded through the facilities of such stock exchange or in such over-the-counter market, and otherwise means a day on which shares may be traded through the facilities of the principal stock exchange on which the Common Shares are listed (or, if the Common Shares are not listed on any stock exchange, then in the over-the-counter market).

    "Transfer Agent" means the Corporation, or such other person as from time to time may be the registrar and transfer agent for the Series 1 Shares.

    "Transferee" and "Transferees" have the meanings attributed to them in subsection 11(e)(ii).

    "U.S. — Canadian Exchange Rate" means, on any date:

      (i)
      if, on such date, the Bank of Canada sets an average noon spot rate of exchange for the conversion of one Canadian dollar into United States dollars, such rate; or

      (ii)
      in any other case, the rate for such date for the conversion of one Canadian dollar into United States dollars calculated in such manner as may be determined by the Board of Directors from time to time acting in good faith.

    "U.S. Dollar Equivalent" of any amount which is expressed in Canadian dollars means, on any date, the United States dollar equivalent of such amount determined by multiplying such amount by the U.S. — Canadian Exchange Rate in effect on such date.

    "Voting Share Reduction" means an acquisition or a redemption by the Corporation of Voting Shares.

    "Voting Shares" means collectively the Common Shares and any other shares in the capital stock or voting interests of the Corporation entitled to vote generally in the election of directors.

    (ii)
    Ranking of Shares. The expressions "in priority to", "on a parity with", "ranking equally with", "ranking prior to" and "ranking junior to" and similar expressions refer to the order of priority only in payment of dividends or in the distribution of assets in the event of any liquidation, dissolution of winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation for the purpose of winding-up its affairs.

    (iii)
    Holder. References to a "holder" in these Series 1 Provisions mean the registered owner of such shares.

    (iv)
    Extended Meanings. References in these Series 1 Provisions to words importing the singular number only include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, corporations, limited and unlimited liability companies, general and limited partnership, associations, trusts, unincorporated organizations, joint ventures and governmental authorities. The term "including" means "including without limiting the generality of the foregoing".

    (v)
    References to Statutes. Except as otherwise noted herein, reference to any statute in these Series 1 Provisions is to that statute as in force from time to time, including any regulations, rules, policy statements or guidelines made under that statute, and includes any statute which may be enacted in substitution of that statute.

    (vi)
    References to Sections. Reference in these Series 1 Provisions to any section or subdivision is to the designated section or subdivision of these Series 1 Provisions.

    (vii)
    Acting Jointly or in Concert. For purposes of these Series 1 Provisions, a person is acting jointly or in concert with every other person who is a party to any agreement, commitment or understanding (whether formal or informal and whether or not in writing) with the first mentioned person to acquire or offer to acquire or vote Voting Shares (other than (i) in the case of agreements to acquire Voting Shares, customary agreements with and between underwriters and/or banking group and/or selling group members with respect to a distribution of securities pursuant to a prospectus or by way of private placement and other than pursuant to pledges of securities in the ordinary course of business and (ii) in the case of agreements to vote Voting Shares, agreements to vote for a limited purpose and without the intention of acquiring or exercising control).

    (viii)
    Other Payment Matters.

    A.
    If any date on which any Dividend on the Series 1 Shares is payable or on or by which any other action is required to be taken by the Corporation under these Series 1 Provisions is not a Business Day, then the Dividend will be payable, or such other action will be required to be taken, on or by the next day that is a Business Day.

    B.
    In the event of the non-receipt of a cheque by a holder of Series 1 Shares entitled to the cheque, or the loss or destruction of the cheque, the Corporation, on being furnished with reasonable evidence of non-receipt, loss or destruction, and an indemnity reasonably satisfactory to the Corporation, will issue to the holder a replacement cheque for the amount of the original cheque.

      C.
      Notwithstanding any other provision of these Series 1 Provisions, the Corporation may deduct or withhold from any payment, distribution, issuance or delivery to be made pursuant to these share terms any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and will remit such amounts to the relevant tax authority as required. Where the cash component of any payment, distribution, issuance or delivery to be made pursuant to these share terms is less than the amount that the Corporation is so required or permitted to deduct or withhold, the Corporation will be permitted to deduct and withhold from any non-cash payment, distribution, issuance or delivery to be made pursuant to these share terms any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and to dispose of such property in order to remit any amount required to be remitted to any relevant tax authority. Notwithstanding the above, the amount of any payment, distribution, issuance or delivery made pursuant to these Series 1 Provisions will be considered to be the amount of the payment, distribution, issuance or delivery plus any amount deducted or withheld pursuant to this subsection 11(a)(viii)(C).

    (ix)
    Currency. Except as otherwise provided in these Series 1 Provisions, all references to currency herein are to lawful money of the United States.

    (x)
    Designation Under the Tax Act. The amount of $30.20 is specified in respect of each Series 1 Share for the purposes of subsection 191(4) of the Tax Act.

    (xi)
    Predecessor Shares. Any action or determination taken or made with respect to the Junior Preference Shares, Series 1 of Noranda Inc., a predecessor to the Corporation, shall be deemed to have been taken or made in respect of the Series 1 Shares.

  (b)
  Dividends

  (i)
  Payment of Dividends.

  A.
  The holders of Series 1 Shares will be entitled to receive and the Corporation will pay thereon, if, as and when declared by the Board of Directors out of the assets of the Corporation properly applicable to the payment of dividends, fixed preferential cumulative cash dividends (each a "Dividend" and collectively the "Dividends") in an amount per Series 1 Share per annum equal to $1.50, payable quarterly, in equal instalments of $0.375 per Series 1 Share, with respect to each Dividend Period other than the Initial Dividend Period, on the Dividend Payment Date immediately following the end of each such Dividend Period.

      B.
      The dividend payable in respect of the Initial Dividend Period, if declared by the Board of Directors, will be payable on June 30, 2005 in the amount per Series 1 Share obtained when:

      a)
      $1.50 is multiplied by the number of days beginning on the Issue Date up to but excluding June 30, 2005; and

      b)
      the result in paragraph (i) divided by 365.

      C.
      In any case where Dividends are payable for a period that ends on a date other than a Dividend Payment Date on which a Dividend was paid, Dividends will be paid in an amount per Series 1 Share obtained when:

      a)
      $1.50 is multiplied by the number of days beginning on the date of the immediately preceding Dividend Payment Date up to but excluding the date fixed for payment; and

      b)
      the result in paragraph (i) is divided by 365.

      D.
      If on any Dividend Payment Date the dividend payable on such date is not paid in full on all the Series 1 Shares then issued and outstanding, such dividend, or the unpaid part thereof, will be paid at a subsequent date or dates determined by the Board of Directors on which the Corporation has sufficient monies properly applicable to the payment of such dividends. The holders of Series 1 Shares will not be entitled to any dividends other than or in excess of the preferential cumulative dividends hereinbefore provided.

    (ii)
    Method of Payment.

    A.
    Dividends on the Series 1 Shares will (other than in the case of redemption, in which case payment of dividends will be made on surrender of the certificate representing the Series 1 Shares to be redeemed) be paid by cheque, in lawful money of the United States, payable at par at any branch in Canada of a chartered bank or trust company, in the amount, rounded to the nearest whole cent ($0.01) of the applicable dividend or, at the election of the Corporation and subject to applicable law and any requirement to obtain regulatory relief, by issuing freely-tradeable, fully paid and non-assessable Common Shares. The mailing by ordinary unregistered first class prepaid mail of such a cheque or share certificate, as applicable, to a holder of Series 1 Shares to the address of the holder as it appears on the register of holders, or, in the case of joint holders, to the address of that one whose name appears first in the register of holders as one of such joint holders, on or before the applicable Dividend Payment Date will be deemed to be payment and will satisfy and discharge all liabilities for dividends payable on that Dividend Payment Date to the extent of the amount represented by the cheque (plus any tax required to be deducted and withheld from the payment) or, calculated in accordance with subsection 11(b)(ii)(B), such share certificate unless, in case of payment by cheque, such cheque is not paid on due presentation. Dividends represented by a cheque which has not been duly presented for payment within two years after it was issued or that otherwise remain unclaimed for a period of two years from the date on which they were declared to be payable and set apart for payment will be forfeited to the Corporation. the Corporation may pay dividends in any other manner as it may agree with any particular holder.

      B.
      If the Corporation elects to pay a Dividend by issuing Common Shares in accordance with subsection 11(b)(ii)(A), the number of Common Shares to be issued as payment of a Dividend will be equal to the quotient obtained by dividing (i) the Dividend payable by (ii) 95% of the U.S. Dollar Equivalent of the Current Market Price as of the Dividend Payment Date, less the amount of any tax required to be deducted and withheld by the Corporation. In any case where the aggregate number of Common Shares to be issued to a holder on payment of a Dividend pursuant to this section includes a fraction of a Common Share, the Corporation, in lieu of delivering a fractional share, will pay by cheque an amount equal to the balance of the Dividend payable not otherwise satisfied by the delivery of Common Shares. the Corporation cannot pay a Dividend by issuing Common Shares if one or more of the following events has occurred:

      a)
      the issuance or delivery of such Common Shares is prohibited pursuant to any agreement or arrangement entered into by the Corporation to assure the Corporation's solvency or continued operation;

      b)
      the issuance or delivery of such Common Shares is prohibited by law or by any regulatory or other authority having jurisdiction over the Corporation and acting in conformity with law;

      c)
      for any reason beyond its control, the Corporation is unable to issue Common Shares or is unable to deliver such Common Shares; or

      d)
      such Common Shares are not listed on each exchange on which the Common Shares are then listed for trading.

  (c)
  Redemption

    (i)
    Redemption On or Before June 30, 2008. On or before June 30, 2008, but subject to section 11(g) and to applicable law, the Corporation, may upon giving notice as hereinafter provided, redeem at any time the whole or from time to time any part of the then outstanding Series 1 Shares from, subject to subsection 11(c)(iv), any one or more of the holders thereof as the Board of Directors may in its sole discretion determine by payment of an amount in cash for each share to be redeemed of $25.25, together with an amount equal to accrued and unpaid dividends up to but excluding the date fixed for redemption and calculated in accordance with subsection 11(b)(i)(C) (the "Optional Redemption Price").

    (ii)
    Redemption From July 1, 2008 to the Final Redemption Date. From and including July 1, 2008 to the Final Redemption Date, but subject to section 11(g) and to applicable law, the Corporation, may upon giving notice as hereinafter provided, redeem at any time the whole or from time to time any part of the then outstanding Series 1 Shares from, subject to subsection 11(c)(iv), the holders thereof as the Board of Directors may in its sole discretion determine by payment of an amount in cash for each share redeemed of $25.00, together with an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for redemption and calculated in accordance with subsection 11(b)(i)(C) (the "Basic Redemption Price").

    (iii)
    Mandatory Redemption on the Final Redemption Date. Subject to section 11(g) and to applicable law and to any notice of conversion given by the Corporation pursuant to section 11(e), and notwithstanding any other redemptions of Series 1 Shares made by the Corporation pursuant to any other provision hereof, the Corporation shall, on the Final Redemption Date, redeem the then outstanding Series 1 Shares by payment of an amount in cash for each share redeemed equal to the Basic Redemption Price. If, as a result of applicable law or any provision herein, the Corporation fails to redeem all of the Series 1 Shares on the Final Redemption Date, the Corporation shall redeem as soon thereafter as possible the remaining Series 1 Shares. For greater certainty, until the Corporation is obligated, under the provisions attached to the Series 2 Shares and the Series 3 Shares, to redeem such shares, no redemption of such shares may be made after the Final Redemption Date until all Series 1 Shares have been redeemed.

    (iv)
    Partial Redemption. On or before June 30, 2009, if any of the then issued and outstanding Series 1 Shares are to be redeemed, Series 1 Shares will be redeemed as nearly as practicable on a pro rata basis with the Series 2 Shares and Series 3 Shares then outstanding.

    (v)
    Notice of Redemption. In the case of any Redemption pursuant to subsections (i), (ii) or (iii) of this section 11(c), the Corporation will give to each holder of Series 1 Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such shares (the "Redemption Notice") not less than 30 days and not more than 60 days prior to the Redemption Date, but in any event, the Corporation will redeem the then outstanding Series 1 Shares on the Redemption Date. The Redemption Notice must set out the number of Series 1 Shares held by the person to whom it is addressed which are to be redeemed, the Redemption Price and the Redemption Date. A Redemption Notice will be validly and effectively given on the date on which it is sent and such notice will be given and sent by ordinary unregistered first class prepaid mail or by delivery addressed to each holder of Series 1 Shares to be redeemed at the last address of such holder as it appears on the register of holders, or, in the case of joint holders, to the address of that one whose name appears first in the register of holders as one of such joint holders, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such holders shall not affect the validity of the redemption as to the other holders of the Series 1 Shares to be redeemed.

    (vi)
    Method of Payment. On the Redemption Date, the Corporation will pay or cause to be paid to or to the order of the holders of the Series 1 Shares to be redeemed, the Redemption Price thereof on presentation and surrender at the principal office of the Transfer Agent, or at any other place or places within Canada designated in the Redemption Notice, of the certificate or certificates for the Series 1 Shares so called for redemption, together with such other documents as may be reasonably required to effect the redemption of the Series 1 Shares. Payment will be made by cheque payable at par at any branch in Canada of a chartered bank or trust company. If only a part of the Series 1 Shares represented by any certificate are redeemed, a new certificate for the balance will be issued at the expense of the Corporation. Subject to subsection 11(c)(v), from and after the date specified in any Redemption Notice, the Series 1 Shares called for redemption will be deemed to be redeemed and the holders of those Series 1 Shares will cease to be entitled to dividends and will not be entitled to exercise any of the rights of shareholders in respect of those Series 1 Shares unless payment of the Redemption Price is not duly made by the Corporation on presentation and surrender of the certificate or certificates representing the Series 1 Shares.

    (vii)
    Deposit of Redemption Price. At any time after the Redemption Notice is given, the Corporation will have the right to deposit the redemption price of any or all Series 1 Shares called for redemption with any chartered bank or trust company in Canada named in the Redemption Notice, including the Transfer Agent (other than the Corporation), to the credit of a special account for the respective holders of those Series 1 Shares to be paid on surrender to the Corporation or that chartered bank or trust company of the certificate or certificates representing those Series 1 Shares. Any such deposit will constitute payment and satisfaction of the redemption price of the Series 1 Shares for which the deposit is made and the rights of the holders of those shares will be limited to receiving the proportion of the redemption price so deposited applicable to those shares, without interest, on presentation and surrender of the certificate or certificates representing the Series 1 Shares being redeemed. the Corporation will be entitled to any interest on such deposit.

    (viii)
    Application of Net Proceeds to Redeem Series 1 Shares. From and including June 30, 2010, the Corporation will, subject to section 11(g) and applicable law, apply the net proceeds it realizes from:

    A.
    any issuance for cash of Common Shares, Preferred Shares, Junior Preference Shares or any securities that, under Canadian generally accepted accounting principles, would be treated as equity on the balance sheet of the Corporation (which, for greater certainty, will not include the issue of Common Shares pursuant to any share compensation arrangement, including any stock option plan, share purchase plan or dividend reinvestment plan of the Corporation, or pursuant to the terms of the Preferred Shares or the 123 Shares), or

    B.
    the sale by the Corporation of any capital assets outside the ordinary course of business exceeding Cdn. $250 million, in any one transaction or series of related transactions (and for greater certainty, the entire amount of the net proceeds shall be applied net of any taxes paid or payable);

      to redeem the 123 Shares; provided that from and including June 30, 2010 until June 29, 2012, so long as any Series 1 Shares are outstanding, the net proceeds will be used first to redeem any then outstanding Series 1 Shares; further provided that from and including June 30, 2012 until June 29, 2015, so long as any Series 1 Shares or Series 2 Shares are then outstanding, the net proceeds will be applied as nearly as practicable on a pro rata basis to any then outstanding Series 1 Shares and Series 2 Shares and from and including June 30, 2015, the net proceeds will be applied as nearly as practicable on a pro rata basis to any then outstanding Series 1 Shares, Series 2 Shares and Series 3 Shares.

  (d)
  Retraction Right

  (i)
  Right to Require Retraction. Subject to section 11(g), applicable law, and compliance with subsections 11(d)(ii), (iii) and (iv), upon the occurrence of a Change of Control Event, a holder shall have the right at any time after the occurrence of a Change of Control Event (the "Retraction Right") to require the Corporation to redeem all of the holder's then outstanding Series 1 Shares.

  (ii)
  Retraction Procedure.

      A.
      In order to exercise its Retraction Right, a holder must give the Corporation notice of such exercise, and on or before the Change of Control Retraction Date, tender to the Corporation, at its registered office or at any place at which the Series 1 Shares may be transferred, the certificate or certificates representing the Series 1 Shares which the holder wishes the Corporation to redeem. Such tender shall be irrevocable unless payment of the Retraction Price shall not be duly made by the Corporation to the holder on or before the Change of Control Retraction Date. In the event that payment of the Retraction Price is not made by the Corporation on or before the Change of Control Retraction Date, the Corporation shall forthwith thereafter return the holder's deposited share certificate or certificates to the holder.

      B.
      Subject to section 11(g) and applicable law, the Corporation shall redeem Series 1 Shares duly tendered pursuant an exercise of the Retraction Right as follows:

      a)
      upon the occurrence of an event contemplated under paragraph (i) of the definition of a "Change of Control Event", the Corporation shall redeem (x) on the 30th day following the occurrence of such event, all Series 1 Shares that have been tendered to the Corporation on or before the third Business Day immediately prior to such 30th day and (y) thereafter, from time to time, within three Business Days following the exercise of the Retraction Right, all Series 1 Shares that have been tendered to the Corporation;

      b)
      upon the occurrence of an event contemplated under paragraph (ii) of the definition of a "Change of Control Event", the Corporation shall redeem, (x) on the date upon which Common Shares are first taken up under the Take-over Bid, all Series 1 Shares that have been tendered to the Corporation on or before the third Business Day immediately prior to the date on which Common Shares are first taken up and (y) thereafter, from time to time, on the third Business Day following the exercise of the Retraction Right, all Series 1 Shares that have been tendered to the Corporation; and

      c)
      (upon the occurrence of an event contemplated under paragraph (iii) of the definition of a "Change of Control Event", the Corporation shall redeem, (x) on the date that the Control Transaction is completed, all Series 1 Shares that have been tendered to the Corporation on or before the third Business Day immediately prior to the date that the Control Transaction is completed and (y) thereafter, from time to time, within three Business Days following the exercise of the Retraction Right, all Series 1 Shares that have been tendered to the Corporation;

        in each case, by payment of an amount in cash for each Series 1 Share redeemed equal to (i) if the redemption occurs on or before June 30, 2008, the Optional Redemption Price, and (ii) if the redemption occurs after June 30, 2008, the Basic Redemption Price (the "Retraction Price"). For purposes of determining the Retraction Price, the date fixed for redemption shall be the date upon which Common Shares are first taken up under a Take-over Bid or the date that a Control Transaction is contemplated, as applicable, and, thereafter, the third Business Day immediately following the date on which Series 1 Shares are tendered by a holder to the Corporation pursuant to subsection 11(d)(ii)(A).

      C.
      The provisions of section 11(c) shall apply to any redemption pursuant to this section 11(d) except to the extent that such provisions are inconsistent with the provisions of this section 11(d).

    (iii)
    Exception. Notwithstanding anything contained in this section 11(d), the Corporation shall not redeem any Series 1 Shares tendered to the Corporation pursuant to the exercise of the Retraction Right upon the occurrence of an event contemplated under paragraph (ii) or (iii) of the definition of "Change of Control Event" if the applicable Take-over Bid or Control Transaction made or announced is withdrawn or terminated or expires without any person becoming an Acquiring Person and, upon any such withdrawal, termination or expiry, any notice delivered pursuant to subsection 11(d)(ii)(A) shall be null and void and of no further force or effect.

    (iv)
    Notice. the Corporation shall give written notice of the occurrence of any Change of Control Event to all holders within five Business Days of the date on which the Corporation first becomes aware of such occurrence.

  (e)
  Conversion into Common Shares at the Option of the Corporation On the Final Redemption Date.

  (i)
  Conversion Right. Subject to section 11(g), applicable law and any requirement to obtain regulatory relief, the Corporation, at its option (the "Conversion Right"), may, upon giving written notice (the "Conversion Notice") at least 30 days but no more than 60 days prior to the Final Redemption Date, convert all or any part of the then outstanding Series 1 Shares into that number of freely-tradeable, fully paid and non-assessable Common Shares per Series 1 Share determined by dividing the aggregate of $25.00, plus an amount equal to accrued and unpaid dividends up to but excluding the Final Redemption Date and calculated in accordance with subsection 11(b)(i)(C) (the whole constituting the "Cash Conversion Price"), by the greater of $2.00 (as adjusted from time to time by the Board of Directors acting in good faith to give effect to any split, division, consolidation, combination or similar change in the capital of the Corporation that affects the number of Common Shares then outstanding) and 90% of the U.S. Dollar Equivalent of the Current Market Price as of the Final Redemption Date.

    (ii)
    Conversion Notice. The Conversion Notice must set out the number of Series 1 Shares held by the person to whom it is addressed which are to be converted. The Conversion Notice also must advise the holder that the Common Shares will be registered in the name of the holder of Series 1 Shares to be converted unless the Transfer Agent receives from the holder, at least 10 Business Days before the Final Redemption Date, at any principal office of the Transfer Agent, written notice in form and substance satisfactory to the Transfer Agent directing the Corporation to arrange for the registration of such Common Shares in some other name or names (the "Transferee" or the "Transferees") and stating the name or names (with addresses), accompanied by payment to the Transfer Agent of any transfer tax which may be payable by reason of the transfer and a written declaration, if required by any applicable law or by the Corporation, as to the residence of the Transferee(s) and such other matters as may be required by law or requested by the Corporation in order to determine the entitlement of the Transferee(s) to such Common Shares, in which case such Common Shares will be registered in the name or names so directed in the written notice. Such conversion will be deemed to have been made at 5:00 p.m. (Toronto time) on the Final Redemption Date, so that the rights of the holder of such Series 1 Shares as the holder thereof will cease at such time and the person or persons entitled to receive Common Shares upon such conversion will be treated for all purposes as having become the holder or holders of record of such Common Shares at such time.

    (iii)
    Pro Rata Conversion. If less than all of the then outstanding Series 1 Shares are at any time to be converted at the option of the Corporation, then: (i) the particular Series 1 Shares to be so converted will be selected on a pro rata basis; and (ii) any Series 1 Shares not converted pursuant to this section 11(e) will be redeemed pursuant to subsection 11(c)(iii).

    (iv)
    Prohibition on Conversion. the Corporation cannot exercise the Conversion Right hereunder if: (i) subject to Section 11(e)(vii), a Change of Control Event has occurred; (ii) an Extraordinary Dividend has been paid; or (iii) any one or more of the following events has occurred:

    A.
    the issuance or delivery of such Common Shares is prohibited pursuant to any agreement or arrangement entered into by the Corporation to assure the Corporation's solvency or continued operation;

      B.
      the issuance or delivery of such Common Shares is prohibited by law or by any regulatory or other authority having jurisdiction over the Corporation and acting in conformity with law;

      C.
      for any reason beyond its control, the Corporation is unable to issue Common Shares or is unable to deliver such Common Shares; or

      D.
      such Common Shares are not listed on each exchange on which the Common Shares are then listed for trading.

    (v)
    Fractional Shares. Where the aggregate number of Common Shares to be delivered to a holder of Series 1 Shares pursuant to the Corporation's exercise of the Conversion Right includes a fraction of a Common Share, the Corporation, in lieu of delivering such fractional share, will pay by cheque an amount equal to the balance of the Cash Conversion Price not otherwise satisfied by the delivery of the Common Shares.

    (vi)
    Delivery of Shares and Share Certificates.

    A.
    On any conversion of Series 1 Shares pursuant to the exercise of the Conversion Right, the share certificates for Common Shares resulting therefrom will be delivered in the name of the holder of the Series 1 Shares converted or, if applicable, in the name of the Transferee; provided that such holder of Series 1 Shares will (i) pay any applicable security transfer taxes including, without limitation, any documentary, stamp, transfer or other taxes that may be payable in respect of any transfer involved in the issuance or delivery of such shares to a person other than such holder of Series 1 Shares or (ii) will have evidenced to the satisfaction of the Corporation that such taxes, if any, have been paid.

    B.
    Subject to these Series 1 Provisions, upon the exercise of the Conversion Right, any holder of Series 1 Shares to be converted (or, if applicable, any Transferee) will be deemed to have become a holder of Common Shares of record for all purposes on the Final Redemption Date, notwithstanding any delay in the delivery of certificates representing the Common Shares for which such Series 1 Shares have been converted.

    C.
    Upon exercise of the Conversion Right, the Corporation is not required to issue Common Shares to any person whose address is in, or whom the Corporation or its transfer agent has reason to believe is a resident of, any jurisdiction outside of Canada, to the extent that such issue would require compliance by the Corporation with the securities or other laws of such jurisdiction.

    (vii)
    Exception. Notwithstanding section 11(e)(iv)(A), the Corporation shall be entitled to exercise its Conversion Right hereunder in accordance with its terms if the applicable Change of Control Event prohibiting such conversion is the occurrence of (ii) or (iii) under the definition of "Change of Control Event" and the applicable Take-over Bid or Control Transaction made or announced is withdrawn or terminated or expires without any person becoming an Acquiring Person, upon any such withdrawal, termination or expiry.

  (f)
  Purchase for Cancellation

    Subject to section 11(g) and to applicable law, the Corporation may, at any time, if obtainable, purchase for cancellation, by private agreement or otherwise, at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable, all or from time to time any part of the then outstanding Series 1 Shares.

  (g)
  Restrictions on Dividends and Retirement of Shares

  (i)
  General Restrictions. As long as any Series 1 Shares are outstanding, the Corporation will not at any time, without the approval of the holders of the Series 1 Shares given as provided in section 11(k):

  A.
  declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking junior to the Series 1 Shares) on shares of the Corporation ranking junior to the Series 1 Shares;

  B.
  except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking junior to the Series 1 Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Corporation ranking as to capital junior to the Series 1 Shares;

  C.
  redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Series 1 Shares then outstanding;

  D.
  except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Preferred Shares, ranking on a parity with the Series 1 Shares; or

  E.
  issue any additional Series 1 Shares or any shares ranking senior to or on a parity with the Series 1 Shares,

        unless, in each such case, all accrued dividends up to and including those payable on the Dividend Payment Date for the last completed period for which dividends are payable on the Series 1 Shares in respect of which the rights of holders have not been extinguished, and all dividends then accrued on all other shares ranking senior to or on a parity with the Series 1 Shares with respect to the payment of dividends up to the immediately preceding respective date or dates for payment in respect of which the rights of holders of those shares have not been extinguished, have been declared, paid or set apart for payment.

    (ii)
    Extraordinary Dividends. As long as 123 Shares having an aggregate issue price of at least $300 million remain outstanding, the Corporation will not at any time, without the approval of the holders of the Series 1 Shares given as provided in section 11(j) declare, pay or set apart for payment any Extraordinary Dividends.

  (h)
  Voting Rights and Election of Directors

  (i)
  Election of Directors. The holders of Series 1 Shares together with the holders of the Series 2 Shares and the holders of the Series 3 Shares will have at all times the right, voting collectively, to elect two directors to the Board of Directors at each meeting of shareholders of the Corporation at which directors are to be elected. Forthwith upon the occurrence of a Board Event, the holders of the Series 1 Shares together with the holders of the Series 2 Shares and the holders of the Series 3 Shares will, but only for so long as a Board Event is continuing, be entitled, voting collectively, to elect three additional directors (for a total of five). Upon the occurrence of a Board Event, the Board of Directors will, at its election and subject to applicable law, either (i) appoint such additional number of directors to which the holders of the Series 1 Shares (together with the holders of the Series 2 Shares and holders of the Series 3 Shares) are entitled to elect as a result of such occurrence and as may be proposed by the Series 123 Directors, or (ii) forthwith call a special meeting of the applicable shareholders of the Corporation for the purpose of electing such additional number of directors and, if necessary, increasing the maximum number of directors that may be elected. The holders of Series 1 Shares are entitled to receive notice of and to attend all annual and special meetings of the Shareholders of the Corporation called for the purpose of electing directors as provided in this subsection 11(h)(i) and, for such purpose only, to one vote in respect of each Series 1 Share held at all such meetings.

  (ii)
  Vacancies. If a Series 123 Director ceases to be a director for any reason other than as a result of a Board Event ceasing to continue, the Board of Directors will fill the vacancy thereby created by appointing as soon as reasonably possible that individual who is nominated by the remaining Series 123 Directors, provided that if there are no remaining 123 Directors then in office, the Board of Directors will select the individuals to be appointed.

    (iii)
    Meeting of Shareholders. Except as otherwise provided by law or as specifically provided herein and except for meetings of the holders of Junior Preference Shares as a class and meetings of all holders of Series 1 Shares as a series, the holders of the Series 1 Shares will not be entitled as such to receive notice of, or to attend, or to vote at, any meeting of shareholders of the Corporation.

    (iv)
    Meeting of Holders of Series 1 Shares as a Series or Junior Preference Shares as a Class. At any meeting of holders of Series 1 Shares as a series or together with one or more other series or Junior Preference Shares as a class, each such holder will be entitled to one vote in respect of each Series 1 Shares held.

  (i)
  Issue of Additional Common Shares

    For greater certainty, nothing in these Series 1 Provisions will affect or restrict the right of the Corporation to increase the number of the Common Shares or to issue additional Common Shares from time to time.

  (j)
  Approval of Holders of Series 1 Shares

    In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Series 1 Shares as a series and any other approval to be given by the holders of Series 1 Shares as a series will be deemed to have been sufficiently given if given by a resolution carried by the affirmative vote of not less than 66 2/3% of the votes cast at a meeting of the holders of Series 1 Shares duly called and held on not less than 21 days' notice at which the holders of at least a majority of the outstanding Series 1 Shares are present or are represented by proxy, or if no quorum is present at such meeting, at an adjourned meeting at which the holders of the Series 1 Shares then present would form the necessary quorum. If at the meeting the holders of a majority of the outstanding Series 1 Shares are not present or represented by proxy within 30 minutes after the time appointed for the meeting, the meeting will be adjourned to such date, not less than 15 days afterwards, and to such time and place as the chairman may designate, and not less than 10 days' written notice will be given of the adjourned meeting. Subject to the foregoing, the formalities to be observed in respect of the giving of notice of any meeting or adjourned meeting and the conduct of any such meeting will be those prescribed from time to time in the by-laws of the Corporation with respect to meetings of shareholders.

  (k)
  Capital Reorganizations and Amalgamations of the Corporation

    In the event of a capital reorganization, merger or amalgamation of the Corporation or comparable transaction affecting the Series 1 Shares, holders of the Series 1 Shares will be entitled to receive pursuant to the exercise of the Conversion Right, and each such holder will accept, the number of shares or other securities or consideration of the Corporation or a corporation resulting, surviving or continuing from the capital reorganization, merger, amalgamation or comparable transaction that such holder would have received had such holder been a holder of Common Shares immediately prior to the record date of the capital reorganization, merger, amalgamation or comparable transaction.

  (l)
  Notices

  (i)
  Notice to the Corporation. Subject to applicable law, any notice, request or other communication to be given to the Corporation by a holder of Series 1 Shares must be in writing and will be valid and effective if given by mail (postage prepaid) or by electronic communication or by delivery to the registered office of the Corporation and addressed to the attention of the Secretary. Any such notice, request or other communication, if given by mail, electronic communication or delivery, will be deemed to have been given and received only on actual receipt by the Corporation.

  (ii)
  Presentation and Surrender of Certificates. Any presentation and surrender by a holder of Series 1 Shares to the Corporation or the Transfer Agent of certificates representing Series 1 Shares in connection with the redemption of Series 1 Shares must be made by registered mail (postage prepaid) or by delivery to the registered office of the Corporation or to such office of the Transfer Agent as may be specified by the Corporation, in each case addressed to the attention of the Secretary of the Corporation. Any such presentation and surrender of certificates will be deemed to have been made and to be effective only on actual receipt by the Corporation or the Transfer Agent, as the case may be. Any such presentation and surrender of certificates made by registered mail will be at the sole risk of the holder mailing the same.

  (iii)
  Notice to Holders of Series 1 Shares. Subject to applicable law, any notice, including but not limited to the Redemption Notice and the Conversion Notice, request or other communication to be given to a holder of Series 1 Shares by or on behalf of the Corporation must be in writing and will be valid and effective if given by ordinary unregistered first class mail (postage prepaid) or by electronic communication or by delivery to the address of the holder recorded in the securities register of the Corporation or, in the case of joint holders, to the address of that one whose name appears first in the register of holders as one of such joint holders. Any such notice, request or other communication, if given by mail, will be deemed to have been given and received on the fifth Business Day following the date of mailing and, if given by electronic communication or by delivery, will be deemed to have been given and received on the date of electronic communication or delivery. Accidental failure or omission to give any notice, request or other communication to one or more holders of Series 1 Shares, or any defect in such notice, will not invalidate or otherwise alter or affect any action or proceeding to be taken by the Corporation pursuant to that notice, request or other communication.

  (m)
  Tax Election

    The Corporation will elect, in the manner and within the time provided under Section 191.2 in Part VI.1 of the Tax Act or any successor or replacement provision of similar effect, and take all other necessary action under the Tax Act, to pay or cause payment of the tax under Part VI.1 of the Tax Act at a rate such that the corporate holders of the Series 1 Shares will not be required to pay tax under Part IV.1 of the Tax Act on dividends received on such shares.

  (n)
  Return of Unclaimed Funds to the Corporation

    Subject to applicable laws, the Corporation will have the right, with respect to any funds deposited by the Corporation to any chartered bank or trust company in respect of amounts due to holders of Series 1 Shares, on or after the second anniversary date of the deposit of such funds to any chartered bank or trust company, to require that such chartered bank or trust company return to the Corporation any funds which remain unclaimed by holders of the Series 1 Shares. If at any time following the return of the unclaimed funds to the Corporation, either the Corporation or the chartered bank or trust company receives a request from a holder of Series 1 Shares for the holder's unclaimed entitlement to any amount due to the holder in respect of the holder's Series 1 Shares, the Corporation will promptly arrange for the payment of such amount to the holder.

  (o)
  Wire or Electronic Transfer of Funds

    Notwithstanding any other right, privilege, restriction or condition attaching to the Series 1 Shares, the Corporation may, at its option, make any payment due to a holder of Series 1 Shares hereunder by way of a wire or electronic transfer of funds to each registered holder of Series 1 Shares. In the event that a payment is made by way of a wire or electronic transfer of funds, the Corporation will be responsible for any applicable charges or fees relating to the making of such transfer. As soon as practicable following the determination by the Corporation that a payment is to be made by way of a wire or electronic transfer of funds, the Corporation will notify each registered holder of Series 1 Shares at the address of such holder as it appears on the register of holders. Such notice by the Corporation will request that each registered holder of Series 1 Shares provide the particulars of an account of such holder with a chartered bank or trust company in Canada to which the wire or electronic transfer of funds will be directed. In the event that the Corporation does not receive account particulars from a registered holder of Series 1 Shares prior to the date such payment is to be made, the Corporation will deposit the funds otherwise payable to such holder in a special account or accounts in trust for each respective holder. The making of a payment by way of a wire or electronic transfer of funds or, in the case where a registered holder of the Series 1 Shares has not provided the Corporation with account particulars for a wire or electronic transfer of funds, the deposit by the Corporation of the funds otherwise payable to such holder in a special account or accounts in trust for such holder, will be deemed to constitute payment by the Corporation on the date thereof and will satisfy and discharge all liabilities of the Corporation for such payment to the extent of the amount represented by such transfer.

  (p)
  Additional Series

    As long as any of the 123 Shares are outstanding, the Corporation may not issue any additional Preferred Shares, other than Cumulative Redeemable Preferred Shares, Series F issuable upon the conversion of Cumulative Redeemable Preferred Shares, Series G and Cumulative Redeemable Preferred Shares, Series G issuable upon the conversion of Cumulative Redeemable Preferred Shares, Series F, without the approval of the holders of the 123 Shares, expressed by resolution of the holders of all such shares voting together. For this purpose, the approval to be given will be deemed to have been sufficiently given if given by a resolution carried by the affirmative vote of not less than 66 2/3% of the votes cast at a meeting of the holders of 123 Shares duly called and held on not less than 21 days' notice at which the holders of at least a majority of the outstanding 123 Shares are present or are represented by proxy, or if no quorum is present at such meeting, at an adjourned meeting at which the holders of the 123 Shares then present would form the necessary quorum. If at the meeting the holders of a majority of the outstanding 123 Shares are not present or represented by proxy within 30 minutes after the time appointed for the meeting, the meeting will be adjourned to such date, not less than 15 days afterwards, and to such time and place as the chairman may designate, and not less than 10 days' written notice will be given of the adjourned meeting. Subject to the foregoing, the formalities to be observed in respect of the giving of notice of any meeting or adjourned meeting and the conduct of any such meeting will be those prescribed from time to time in the by-laws of the Corporation with respect to meetings of shareholders.

12.   Number and Designation of, and Rights, Privileges, Restrictions and Conditions Attaching to, the Junior Preference Shares, Series 2

The second series of Junior Preference Shares of the Corporation shall consist of 20,000,000 shares designated as Junior Preference Shares, Series 2 (the "Series 2 Shares") with an issue price of $25.00 per share (the "Issue Price") and, in addition to the rights, privileges, restrictions and conditions attaching to the Junior Preference Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions (the "Series 2 Provisions"):

  (a)
  Interpretation

  (i)
  Defined Terms. In these Series 2 Provisions:

    "Acquiring Person" means any person who is the Beneficial Owner of a Significant Interest in the outstanding Voting Shares; provided, however, that the term "Acquiring Person" shall not include:

      (a)
      the Corporation or any Subsidiary of the Corporation;

      (b)
      Brascan;

      (c)
      any person who becomes the Beneficial Owner of a Significant Interest in the outstanding Voting Shares as a result of one or any combination of:

      (A)
      a Voting Share Reduction which, by reducing the number of Voting Shares outstanding, increases the percentage of Voting Shares Beneficially Owned by such person to a Significant Interest in the Voting Shares then outstanding,

      (B)
      a Pro Rata Acquisition,

      (C)
      an Exempt Acquisition,

      (D)
      a Convertible Security Acquisition; or

      (E)
      a 123 Share Acquisition,

      provided further, however, that if a person shall become the Beneficial Owner of a Significant Interest in the Voting Shares then outstanding by reason of any one or a combination of a Voting Share Reduction, a Pro Rata Acquisition, an Exempt Acquisition, a Convertible Security Acquisition or a 123 Share Acquisition and thereafter becomes the Beneficial Owner of more than an additional 1% of the outstanding Voting Shares (other than pursuant to a Voting Share Reduction, a Pro Rata Acquisition, an Exempt Acquisition, a Convertible Security Acquisition, or a 123 Share Acquisition), then as of the date that such person becomes the Beneficial Owner of such additional Voting Shares, such person shall become an Acquiring Person;

  (d)
  any person who, on the Issue Date of the 123 Shares, is the Beneficial Owner of a Significant Interest in the outstanding Voting Shares, provided that if such person thereafter becomes the Beneficial Owner of more than an additional 1% of the outstanding Voting Shares (other than pursuant to a Voting Share Reduction, a Pro Rata Acquisition, an Exempt Acquisition, a Convertible Security Acquisition or a 123 Share Acquisition), then as of the date that such person becomes the Beneficial Owner of such additional Voting Shares, such person shall become an Acquiring Person; and

  (e)
  an underwriter or member of a banking or selling group that acquires Voting Shares from the Corporation in connection with a distribution of securities pursuant to a prospectus or by way of private placement.

"Adjusted Net Worth" means, as at the end of any fiscal quarter, the aggregate value of:

  (a)
  the outstanding share capital for all shares ranking junior to the Junior Preference Shares;

  (b)
  without duplication, any surplus, whether contributed or capital;

  (c)
  retained earnings; and

  (d)
  consolidated non-controlling interest,

all as set forth in the Corporation's consolidated balance sheet for such fiscal quarter filed in accordance with applicable securities laws.

"Affiliate", when used to indicate a relationship with a specified corporation, means a person that directly, or indirectly through one or more controlled intermediaries, controls, or is controlled by, or is under common control with, such specified corporation.

"Associate", when used to indicate a relationship with a specified person, means (i) a spouse of such specified person, (ii) any person of either sex with whom such specified person is living in a conjugal relationship outside marriage or (iii) any relative of such specified person or of a person mentioned in clauses (i) or (ii) of this definition if that relative has the same residence as the specified person.

"Basic Redemption Price" has the meaning attributed to it in subsection 12(c)(ii).

A person shall be deemed the "Beneficial Owner", and to have "Beneficial Ownership" of and to "Beneficially Own":

  (i)
  any securities of which such person or any of such person's Affiliates or Associates is the owner at law or in equity;

  (ii)
  any securities as to which such person or any of such person's Affiliates or Associates has the right to become the owner at law or in equity, where such right is exercisable immediately or within 60 days of the date of the determination of Beneficial Ownership and whether or not on condition or the occurrence of any contingency or payment of instalments, upon the exercise of any conversion right, exchange right or purchase right attaching to Convertible Securities, or pursuant to any agreement, arrangement, pledge or understanding, written or oral (other than customary agreements with and between underwriters and/or banking group and/or selling group members with respect to a distribution of securities pursuant to a prospectus or by way of private placement and other than pursuant to pledges of securities in the ordinary course of business); and

  (iii)
  any securities which are Beneficially Owned within the meaning of clauses (i) or (ii) of this definition by any other person with which, and in respect of which securities, such person is acting jointly or in concert;

    provided, however, that a person shall not be deemed the "Beneficial Owner" of, or to have "Beneficial Ownership" of, or to "Beneficially Own", any security:

    (A)
    by reason of such security having been deposited or tendered pursuant to a Take-over Bid made by, or Control Transaction involving, such person or any of such person's Affiliates or Associates or any other person referred to in clause (iii) of this definition until the earlier of such deposited or tendered security being accepted unconditionally for payment or exchange or being taken up and paid for;

    (B)
    by reason of such person, any of such person's Affiliates or Associates or any other person referred to in clause (iii) of this definition holding such security, if:

    (I)
    the ordinary business of the person (in this definition, a "Manager") includes the management of investment funds for others and such security is held by the Manager in the ordinary course of such business in the performance of such Manager's duties for the account of any other person (in this definition, a "Client") including non-discretionary accounts held on behalf of a Client by a broker or dealer registered under applicable law;

    (II)
    the person (in this definition, a "Trust Company") is licensed to carry on the business of a trust company under applicable law and, as such, acts as a trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent persons (each, in this definition, an "Estate Account") or in relation to other accounts (each, in this definition, an "Other Account") and holds such security and is acting in the ordinary course of such duties for the Estate Account or for such Other Accounts;

    (III)
    such person is a Crown agent or agency (in this definition, the "Crown Agent");

    (IV)
    the person is established by statute for purposes that include, and the ordinary business or activity of such person (in this definition, a "Statutory Body") includes, the management of investment funds for employee benefit plans, pension plans, insurance plans of various public bodies and the Statutory Body holds such security for the purposes of its activities as such; or

    (V)
    the person (in this definition, an "Administrator") is the administrator or trustee of one or more pension funds or plans (each, in this definition, a "Plan") registered under the laws of Canada or any province thereof or the similar laws of the jurisdiction by which such Plan is governed or is such a Plan and the Administrator or Plan holds such security for the purposes of its activities as such;

    but only if the Manager, the Trust Company, the Crown Agent, the Statutory Body, the Administrator or the Plan, as the case may be, is not then making and has not announced a current intention to make a Take-over Bid or a Control Transaction, other than an Offer to Acquire Voting Shares or other securities pursuant to a distribution by the Corporation, or by means of ordinary market transactions (including prearranged trades entered into in the ordinary course of business of such person) executed through the facilities of a stock exchange or an organized over-the-counter market, alone or by acting jointly or in concert with any other person;

    (C)
    because such person:

    (I)
    is a Client of the same Manager as another person on whose account the Manager holds such security,

    (II)
    has an Estate Account or an Other Account with the same Trust Company as another person on whose account the Trust Corporation holds such security, or

    (III)
    is a Plan with the same Administrator as another Plan on whose account the Administrator holds such security,

    (D)
    because such person:

    (I)
    is a Client of a Manager and such security is owned at law or in equity by the Manager,

    (II)
    has an Estate Account or an Other Account with a Trust Company and such security is owned at law or in equity by the Trust Company, or

    (III)
    is a Plan and such security is owned at law or in equity by the Administrator of the Plan; or

    (E)
    because such person is the registered holder of securities as a result of carrying on the business of, or acting as nominee for, a securities depositary.

"Board Event" means any one of the following events:

  (a)
  if four quarterly dividends on the Series 2 Shares are in arrears, whether or not such dividends have been declared and whether or not there are any monies of the Corporation properly applicable to the payment of dividends; or

    (b)
    if the Adjusted Net Worth for any fiscal quarter is less than $2,500,000,000.

"Board of Directors" means the board of directors of the Corporation.

"Brascan" means Brascan Corporation, any Affiliate of Brascan Corporation or any party acting jointly or in concert with Brascan Corporation or any of its Affiliates.

"Business Day" means a day other than a Saturday, a Sunday or any other day which is a statutory or civic holiday in Toronto, Ontario.

"Cash Conversion Price" has the meaning attributed to it in subsection 12(e)(i).

"Change of Control Event" means the occurrence of:

  (i)
  the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to section 101 of the Securities Act (Ontario)) by the Corporation or an Acquiring Person of facts indicating that an Acquiring Person has become such;

  (ii)
  the date of the commencement of, or first public announcement of the intent of any person (other than Brascan, the Corporation or any Subsidiary of the Corporation) to commence a Take-over Bid (other than by Brascan, the Corporation or any Subsidiary of the Corporation); or

  (iii)
  the date of the commencement of, or first public announcement of the intent of any person (other than Brascan) to commence a Control Transaction (other than by Brascan, the Corporation or any Subsidiary of the Corporation).

"Change of Control Retraction Date" means the date on which the Series 2 Shares are redeemed pursuant to subsection 12(d)(ii)(B)(a), (b) or (c), as applicable.

"Common Shares" means the common shares of the Corporation, and any other securities into which those shares may be changed or for which those shares may be exchanged (whether or not the Corporation is the issuer of such other securities).

"Control Transaction" means any merger, arrangement, amalgamation, reorganization, acquisition, material sale of shares or rights or interests therein or thereto or similar transactions involving the Corporation, which will result in any person Beneficially Owning, whether directly as a result of such transaction or together with the Common Shares that such person Beneficially Owned before the completion of such transaction, a Significant Interest in the Corporation.

"controlled": a body corporate is "controlled" by another person if:

  (i)
  securities entitled to vote in the election of directors carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or on behalf of the other person; and

  (ii)
  the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such body corporate,

and "controls", "controlling" and "under common control with" shall be interpreted accordingly.

"Conversion Notice" has the meaning attributed to it in subsection 12(e)(i).

"Conversion Right" has the meaning attributed to it in subsection 12(e)(i).

"Convertible Securities" means, at any time, any securities issued by the Corporation (including rights, warrants and options but other than the 123 Shares) carrying any purchase, exercise, conversion or exchange right, pursuant to which the holder thereof may acquire Voting Shares or other securities convertible into or exercisable or exchangeable for Voting Shares (in each case, whether such right is exercisable immediately or after a specified period and whether or not on condition or the happening of any contingency).

"Convertible Security Acquisition" means the acquisition of Voting Shares upon the exercise of Convertible Securities acquired by a person pursuant to an Exempt Acquisition or a Pro Rata Acquisition.

"Corporation" means Falconbridge Limited and any corporation resulting, surviving or continuing from the merger, arrangement, amalgamation or reorganization of Falconbridge Limited or a comparable transaction.

"Current Market Price" means, at any date, the volume weighted average trading price of Common Shares on the Toronto Stock Exchange (or, if not then listed on that exchange, on another exchange or market chosen by the Board of Directors in their sole discretion on which Common Shares are then traded), for a period of 20 consecutive Trading Days ending on the fourth day immediately prior to that date or, if such fourth day is not a Trading Day, on the immediately preceding Trading Day.

"Dividend" and "Dividends" have the respective meanings attributed to them in subsection 12(b)(i)(A).

"Dividend Payment Date" means the last day of the months of March, June, September and December in each year.

"Dividend Period" means the Initial Dividend Period and, thereafter, the period from and including a Dividend Payment Date to but excluding the next succeeding Dividend Payment Date.

"Exempt Acquisition" means an acquisition of Voting Shares or Convertible Securities (i) pursuant to a distribution of Voting Shares or Convertible Securities (and the conversion or exchange of such Convertible Securities) made by the Corporation pursuant to a prospectus or private placement provided that the person does not acquire a greater percentage of the securities offered in the distribution than the percentage of Voting Shares Beneficially Owned by that person immediately prior to the distribution, or (ii) pursuant to an amalgamation, merger or other statutory procedure requiring shareholder approval.

"Extraordinary Dividend" means:

  (i)
  any dividend, other than a stock dividend paid wholly in Common Shares, declared or paid on the Common Shares that is, when taken together with the amount or value of all other dividends declared or paid in the 12 month period preceding the date of declaration of the dividend (the "measurement period") more than 125% of the aggregate amount or value of the dividends declared or paid on the Common Shares, other than stock dividends paid wholly in Common Shares, during the 12 month period ended on the day prior to the measurement period (or, where there were no dividends paid in the 12 month period ended on the day prior to the measurement period, the period of 12 months ending on the date on which the Corporation last paid a dividend, other than a stock dividend paid wholly in Common Shares, on the Common Shares); or

  (ii)
  any dividend, other than a stock dividend paid wholly in Common Shares, declared or paid on the Common Shares that results in the Corporation Annual Dividend Rate exceeding a 10% compound annual growth rate, measured from and following the Issue Date. For this purpose, the "Corporation Annual Dividend Rate" is initially the aggregate amount or value of all dividends declared or paid on the Common Shares, other than stock dividends paid wholly in Common Shares, in the 12 month period immediately preceding the Issue Date and thereafter is the aggregate amount or value of all dividends declared or paid in any 12 month period immediately preceding the date of declaration of any other dividend on the Common Shares, together with the dividend then being declared; or

  (iii)
  any other "special" dividend on, or distribution with respect to, the Common Shares which is, by its terms or declared intent, declared and paid outside the normal operations or normal dividend procedures of the Corporation.

"Final Redemption Date" means June 30, 2012.

"freely-tradeable" means, in respect of a Common Share, that (i) the Common Share is transferable and not subject to any escrow requirements or to any cease trade order imposed by a Canadian securities regulatory authority, and (ii) all hold periods imposed by Canadian securities legislation before such Common Share can be traded without a prospectus or in reliance on a prospectus exemption have expired.

"Initial Dividend Period" means the period from and including the Issue Date to but excluding the first Dividend Payment Date after the Issue Date.

"Issue Date" means the date any of the Series 2 Shares are first issued.

"Issue Price" has the meaning attributed to it in the introductory paragraph to these rights, privileges, restrictions attaching to the Series 2 Shares.

"Offer to Acquire" shall include:

  (i)
  an offer to purchase, or a solicitation of an offer to sell, Voting Shares, and

  (ii)
  an acceptance of an offer to sell Voting Shares, whether or not such offer to sell has been solicited,

or any combination thereof, and the person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the person that made the offer to sell.

"Offeror" means a person who has announced an intention to make or who has made a Take-over Bid (excluding an Offer to Acquire Common Shares or other securities made by a Manager, Trust Company, Crown Agent, Statutory Body, Administrator or Plan referred to in clause (B) of the definition of "Beneficial Owner" pursuant to a distribution by the Corporation or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such person) in the circumstances contemplated in said clause (B)), but only so long as the Take-over Bid so announced or made has not been withdrawn or terminated or has not expired.

"Offeror's Securities" means the aggregate of the Voting Shares Beneficially Owned by an Offeror on the date of an Offer to Acquire by an Offeror.

"123 Shares" means, collectively, the Series 1 Shares, the Series 2 Shares and the Series 3 Shares.

"123 Share Acquisition" means, in respect of holders of the 123 Shares, (i) the payment of a Dividend by the issuance of Common Shares pursuant to subsection 12(b)(ii)(A) or (ii) the issuance of Common Shares upon exercise by the Corporation of its conversion right pursuant to section 12(e).

"Optional Redemption Price" has the meaning attributed to it in subsection 12(c)(i).

"Pro Rata Acquisition" means an acquisition by a person of Voting Shares or Convertible Securities (i) as a result of a stock dividend, a stock split or other event pursuant to which such person receives or acquires Voting Shares or Convertible Securities on the same pro rata basis as all other holders of Voting Shares of the same class or series of the Corporation, (ii) pursuant to a regular dividend reinvestment or other plan of the Corporation made available by the Corporation to the holders of Voting Shares where such plan permits the holder to direct that the dividends paid in respect of such Voting Shares be applied to the purchase from the Corporation of further securities of the Corporation, or (iii) pursuant to the receipt and/or exercise of rights (other than the 123 Shares) issued by the Corporation to all of the holders of a series or class of Voting Shares on a pro rata basis to subscribe for or purchase Voting Shares or Convertible Securities, provided that the person does not acquire a greater percentage of the securities issuable on exercise of such rights than the percentage of Voting Shares Beneficially Owned by that person immediately prior to the commencement of the offering of rights and that such rights are acquired directly from the Corporation and not from any other person.

"Redemption Date" means (i) in the case of a mandatory redemption pursuant to subsection 12(c), the Final Redemption Date, (ii) in the case of a redemption in connection with an exercise of the Retraction Right, the Change of Control Retraction Date, and (iii) in all other cases, the date on which the redemption is to occur.

"Redemption Notice" has the meaning attributed to it in subsection 12(c)(v).

"Redemption Price" means (i) if the redemption occurs on or before June 30, 2008, the Optional Redemption Price, and (ii) if the redemption occurs after June 30, 2008, the Basic Redemption Price.

"Re-Set Dividend Period" means the period from and including June 30, 2010 to but excluding June 30, 2012.

"Re-Set Dividend Rate" means the greater of (i) 6.25%, and (ii) the Seven Year U.S. Treasury Bond Yield plus 2.05%.

"Retraction Price" has the meaning attributed to it in subsection 12(d)(ii)(B).

"Retraction Right" has the meaning attributed to it in subsection 12(d)(i).

"Series 1 Shares" means the first series of Junior Preference Shares of the Corporation, designated as Junior Preference Shares, Series 1.

"Series 123 Directors" means, at any time, those directors of the Corporation most recently elected by or appointed on behalf of the holders of the Series 1 Shares, Series 2 Shares and Series 3 Shares, collectively.

"Series 2 Provisions" has the meaning attributed to it in the introductory paragraph to these rights, privileges, restrictions and conditions attaching to the Series 2 Shares.

"Series 2 Shares" has the meaning attributed to it in the introductory paragraph to these Series 2 Provisions.

"Series 3 Shares" means the third series of Junior Preference Shares of the Corporation, designated as Junior Preference Shares, Series 3.

"Seven Year U.S. Treasury Bond Yield" means on any date shall mean the average of the yields determined by two registered Canadian investment dealers, selected by the Board of Directors, as being the yield to maturity on such date compounded semi-annually and calculated in accordance with generally accepted financial practice, which a non-callable United States Treasury Bond would carry if issued in United States dollars in the United States at 100% of its principal amount on such date with a term to maturity of seven years.

"Significant Interest": a person has a Significant Interest in the Voting Shares where that person Beneficially Owns 30% or more of the outstanding Voting Shares.

"Subsidiary": a body corporate is a Subsidiary of another body corporate if:

  (i)
  it is controlled by (A) that other, or (B) that other and one or more bodies corporate, each of which is controlled by that other, or (C) two or more bodies corporate, each of which is controlled by that other; or

  (ii)
  it is a Subsidiary of a body corporate that is that other's Subsidiary.

"Take-over Bid" means an Offer to Acquire Voting Shares, where the Voting Shares subject to the Offer to Acquire and the Offeror's Securities, constitute a Significant Interest in the outstanding Voting Shares at the date of the Offer to Acquire.

"Tax Act" means the Income Tax Act (Canada).

"Trading Day" means with respect to any stock exchange or over-the-counter market, a day on which shares may be traded through the facilities of such stock exchange or in such over-the-counter market, and otherwise means a day on which shares may be traded through the facilities of the principal stock exchange on which the Common Shares are listed (or, if the Common Shares are not listed on any stock exchange, then in the over-the-counter market).

"Transfer Agent" means the Corporation, or such other person as from time to time may be the registrar and transfer agent for the Series 2 Shares.

"Transferee" and "Transferees" have the meanings attributed to them in subsection 12(e)(ii).

"U.S. — Canadian Exchange Rate" means, on any date:

  (i)
  if, on such date, the Bank of Canada sets an average noon spot rate of exchange for the conversion of one Canadian dollar into United States dollars, such rate; or

  (ii)
  in any other case, the rate for such date for the conversion of one Canadian dollar into United States dollars calculated in such manner as may be determined by the Board of Directors from time to time acting in good faith.

"U.S. Dollar Equivalent" of any amount which is expressed in Canadian dollars means, on any date, the United States dollar equivalent of such amount determined by multiplying such amount by the U.S. — Canadian Exchange Rate in effect on such date.

"Voting Share Reduction" means an acquisition or a redemption by the Corporation of Voting Shares.

"Voting Shares" means collectively the Common Shares and any other shares in the capital stock or voting interests of the Corporation entitled to vote generally in the election of directors.

  (ii)
  Ranking of Shares. The expressions "in priority to", "on a parity with", "ranking equally with", "ranking prior to" and "ranking junior to" and similar expressions refer to the order of priority only in payment of dividends or in the distribution of assets in the event of any liquidation, dissolution of winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation for the purpose of winding-up its affairs.

  (iii)
  Holder. References to a "holder" in these Series 2 Provisions mean the registered owner of such shares.

  (iv)
  Extended Meanings. References in these Series 2 Provisions to words importing the singular number only include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, corporations, limited and unlimited liability companies, general and limited partnership, associations, trusts, unincorporated organizations, joint ventures and governmental authorities. The term "including" means "including without limiting the generality of the foregoing".

  (v)
  References to Statutes. Except as otherwise noted herein, reference to any statute in these Series 2 Provisions is to that statute as in force from time to time, including any regulations, rules, policy statements or guidelines made under that statute, and includes any statute which may be enacted in substitution of that statute.

    (vi)
    References to Sections. Reference in these Series 2 Provisions to any section or subdivision is to the designated section or subdivision of these Series 2 Provisions.

    (vii)
    Acting Jointly or in Concert. For purposes of these Series 2 Provisions, a person is acting jointly or in concert with every other person who is a party to any agreement, commitment or understanding (whether formal or informal and whether or not in writing) with the first mentioned person to acquire or offer to acquire or vote Voting Shares (other than (i) in the case of agreements to acquire Voting Shares, customary agreements with and between underwriters and/or banking group and/or selling group members with respect to a distribution of securities pursuant to a prospectus or by way of private placement and other than pursuant to pledges of securities in the ordinary course of business and (ii) in the case of agreements to vote Voting Shares, agreements to vote for a limited purpose and without the intention of acquiring or exercising control).

    (viii)
    Other Payment Matters.

    A.
    If any date on which any Dividend on the Series 2 Shares is payable or on or by which any other action is required to be taken by the Corporation under these Series 2 Provisions is not a Business Day, then the Dividend will be payable, or such other action will be required to be taken, on or by the next day that is a Business Day.

    B.
    In the event of the non-receipt of a cheque by a holder of Series 2 Shares entitled to the cheque, or the loss or destruction of the cheque, the Corporation, on being furnished with reasonable evidence of non-receipt, loss or destruction, and an indemnity reasonably satisfactory to the Corporation, will issue to the holder a replacement cheque for the amount of the original cheque.

    C.
    Notwithstanding any other provision of these Series 2 Provisions, the Corporation may deduct or withhold from any payment, distribution, issuance or delivery to be made pursuant to these share terms any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and will remit such amounts to the relevant tax authority as required. Where the cash component of any payment, distribution, issuance or delivery to be made pursuant to these share terms is less than the amount that the Corporation is so required or permitted to deduct or withhold, the Corporation will be permitted to deduct and withhold from any non-cash payment, distribution, issuance or delivery to be made pursuant to these share terms any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and to dispose of such property in order to remit any amount required to be remitted to any relevant tax authority. Notwithstanding the above, the amount of any payment, distribution, issuance or delivery made pursuant to these Series 2 Provisions will be considered to be the amount of the payment, distribution, issuance or delivery plus any amount deducted or withheld pursuant to this subsection 12(a)(viii)(C).

    (ix)
    Currency. Except as otherwise provided in these Series 2 Provisions, all references to currency herein are to lawful money of the United States.

    (x)
    Designation Under the Tax Act. The amount of $30.20 is specified in respect of each Series 2 Share for the purposes of subsection 191(4) of the Tax Act.

    (xi)
    Predecessor Shares. Any action or determination taken or made with respect to the Junior Preference Shares, Series 2 of Noranda Inc., a predecessor to the Corporation, shall be deemed to have been taken or made in respect of the Series 2 Shares.

  (b)
  Dividends

  (i)
  Payment of Dividends.

  A.
  Until June 30, 2010, the holders of Series 2 Shares will be entitled to receive and the Corporation will pay thereon, if, as and when declared by the Board of Directors out of the assets of the Corporation properly applicable to the payment of dividends, fixed preferential cumulative cash dividends (each a "Dividend" and collectively, the "Dividends") in an amount per Series 2 Share per annum equal to $1.5625, payable quarterly, in equal instalments of $0.3906 per Series 2 Share, with respect to each Dividend Period other than the Initial Dividend Period, on the Dividend Payment Date immediately following the end of each such Dividend Period.

  B.
  The dividend payable in respect of the Initial Dividend Period, if declared by the Board of Directors, will be payable on June 30, 2005 in the amount per Series 2 Share obtained when:

  a)
  $1.5625 is multiplied by the number of days beginning on the Issue Date up to but excluding June 30, 2005; and

  b)
  the result in paragraph (i) is divided by 365.

      C.
      During the Re-Set Dividend Period, the Series 2 Shares will be entitled to receive and the Corporation will pay thereon, if, as and when declared by the Board of Directors out of the assets of the Corporation properly applicable to the payment of dividends, fixed preferential cumulative cash dividends in an amount per Series 2 Share per annum equal to the Re-Set Dividend Rate, payable quarterly, in equal instalments per Series 2 Share, with respect to each Dividend Period, on the Dividend Payment Date immediately following the end of each such Dividend Period.

      D.
      In any case where Dividends are payable for a period that ends on a date other than a Dividend Payment Date on which a Dividend was paid, Dividends will be paid in an amount per Series 2 Share obtained when:

      a)
      $1.5625 is multiplied by the number of days beginning on the date of the immediately preceding Dividend Payment Date up to but excluding the date fixed for payment; and

      b)
      the result in paragraph (i) is divided by 365.

      E.
      If on any Dividend Payment Date the dividend payable on such date is not paid in full on all the Series 2 Shares then issued and outstanding, such dividend, or the unpaid part thereof, will be paid at a subsequent date or dates determined by the Board of Directors on which the Corporation has sufficient monies properly applicable to the payment of such dividends. The holders of Series 2 Shares will not be entitled to any dividends other than or in excess of the preferential cumulative dividends hereinbefore provided.

    (ii)
    Method of Payment.

    A.
    Dividends on the Series 2 Shares will (other than in the case of redemption, in which case payment of dividends will be made on surrender of the certificate representing the Series 2 Shares to be redeemed) be paid by cheque, in lawful money of the United States, payable at par at any branch in Canada of a chartered bank or trust company, in the amount, rounded to the nearest whole cent ($0.01) of the applicable dividend or, at the election of the Corporation and subject to applicable law and any requirement to obtain regulatory relief, by issuing freely-tradeable, fully paid and non-assessable Common Shares. The mailing by ordinary unregistered first class prepaid mail of such a cheque or share certificate, as applicable, to a holder of Series 2 Shares to the address of the holder as it appears on the register of holders, or, in the case of joint holders, to the address of that one whose name appears first in the register of holders as one of such joint holders on or before the applicable Dividend Payment Date will be deemed to be payment and will satisfy and discharge all liabilities for dividends payable on that Dividend Payment Date to the extent of the amount represented by the cheque (plus any tax required to be deducted and withheld from the payment) or, calculated in accordance with subsection 12(b)(ii)(B), such share certificate unless, in case of payment by cheque, such cheque is not paid on due presentation. Dividends represented by a cheque which has not been duly presented for payment within two years after it was issued or that otherwise remain unclaimed for a period of two years from the date on which they were declared to be payable and set apart for payment will be forfeited to the Corporation. the Corporation may pay dividends in any other manner as it may agree with any particular holder.

      B.
      If the Corporation elects to pay a Dividend by issuing Common Shares in accordance with subsection 12(b)(ii)(A), the number of Common Shares to be issued as payment of a Dividend will be equal to the quotient obtained by dividing (i) the Dividend payable by (ii) 95% of the U.S. Dollar Equivalent of the Current Market Price as of the Dividend Payment Date, less the amount of any tax required to be deducted and withheld by the Corporation. In any case where the aggregate number of Common Shares to be issued to a holder on payment of a Dividend pursuant to this section includes a fraction of a Common Share, the Corporation, in lieu of delivering a fractional share, will pay by cheque an amount equal to the balance of the Dividend payable not otherwise satisfied by the delivery of Common Shares. the Corporation cannot pay a Dividend by issuing Common Shares if one or more of the following events has occurred:

      a)
      the issuance or delivery of such Common Shares is prohibited pursuant to any agreement or arrangement entered into by the Corporation to assure the Corporation's solvency or continued operation;

      b)
      the issuance or delivery of such Common Shares is prohibited by law or by any regulatory or other authority having jurisdiction over the Corporation and acting in conformity with law;

      c)
      for any reason beyond its control, the Corporation is unable to issue Common Shares or is unable to deliver such Common Shares; or

      d)
      such Common Shares are not listed on each exchange on which the Common Shares are then listed for trading.

  (c)
  Redemption

  (i)
  Redemption On or Before June 30, 2010. On or before June 30, 2010, but subject to section 12(g) and to applicable law, the Corporation, may upon giving notice as hereinafter provided, redeem at any time the whole or from time to time any part of the then outstanding Series 2 Shares from, subject to subsection 12(c)(iv), any one or more of the holders thereof as the Board of Directors may in its sole discretion determine by payment of an amount in cash for each share to be redeemed of $25.25, together with an amount equal to accrued and unpaid dividends up to but excluding the date fixed for redemption and calculated in accordance with subsection 12(b)(i)(D) (the "Optional Redemption Price").

  (ii)
  Redemption From July 1, 2010 to June 29, 2012. From and including July 1, 2010 to and including June 29, 2012, but subject to section 12(g) and to applicable law, the Corporation, may upon giving notice as hereinafter provided, redeem at any time the whole or from time to time any part of the then outstanding Series 2 Shares from, subject to subsection 12(c)(iv), the holders thereof as the Board of Directors may in its sole discretion determine by payment of an amount in cash for each share redeemed of $25.00, together with an amount equal to accrued and unpaid dividends up to but excluding the date fixed for redemption and calculated in accordance with subsection 12(b)(i)(D) (the "Basic Redemption Price").

  (iii)
  Mandatory Redemption on the Final Redemption Date. Subject to section 12(g) and to applicable law and to any notice of conversion given by the Corporation pursuant to section 12(e), and notwithstanding any other redemptions of Series 2 Shares made by the Corporation pursuant to any other provision hereof, the Corporation shall, on the Final Redemption Date, redeem the then outstanding Series 2 Shares by payment of an amount in cash for each share redeemed equal to the Basic Redemption Price. If, as a result of applicable law or any provision herein, the Corporation fails to redeem all of the Series 2 Shares on the Final Redemption Date, the Corporation shall redeem as soon thereafter as possible the remaining Series 2 Shares, as nearly as practicable on a pro rata basis with any then outstanding Series 1 Shares.

  (iv)
  Partial Redemption. On or before June 30, 2011 but subject to the immediately following sentences, if any of the then issued and outstanding Series 2 Shares are to be redeemed, Series 2 Shares will be redeemed as nearly as practicable on a pro rata basis with the Series 1 Shares and Series 3 Shares then outstanding. From June 30, 2010 to June 29, 2012, no Series 2 Shares may be redeemed hereunder until all the Series 1 Shares have been redeemed. Following June 30, 2012, any redemption of the Series 2 Shares hereunder shall be made as nearly as practicable on a pro rata basis with any Series 1 Shares then outstanding.

    (v)
    Notice of Redemption. In the case of any Redemption pursuant to subsections (i), (ii) or (iii) of this section 12(c), the Corporation will give to each holder of Series 2 Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such shares (the "Redemption Notice") not less than 30 days and not more than 60 days prior to the Redemption Date, but in any event, the Corporation will redeem the then outstanding Series 2 Shares on the Redemption Date. The Redemption Notice must set out the number of Series 2 Shares held by the person to whom it is addressed which are to be redeemed, the Redemption Price and the Redemption Date. A Redemption Notice will be validly and effectively given on the date on which it is sent and such notice will be given and sent by ordinary unregistered first class prepaid mail or by delivery addressed to each holder of Series 2 Shares to be redeemed at the last address of such holder as it appears on the register of holders, or, in the case of joint holders, to the address of that one whose name appears first in the register of holders as one of such joint holders, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such holders shall not affect the validity of the redemption as to the other holders of the Series 2 Shares to be redeemed.

    (vi)
    Method of Payment. On the Redemption Date, the Corporation will pay or cause to be paid to or to the order of the holders of the Series 2 Shares to be redeemed, the Redemption Price thereof on presentation and surrender at the principal office of the Transfer Agent, or at any other place or places within Canada designated in the Redemption Notice, of the certificate or certificates for the Series 2 Shares so called for redemption, together with such other documents as may be reasonably required to effect the redemption of the Series 2 Shares. Payment will be made by cheque payable at par at any branch in Canada of a chartered bank or trust company. If only a part of the Series 2 Shares represented by any certificate are redeemed, a new certificate for the balance will be issued at the expense of the Corporation. Subject to subsection 12(c)(v), from and after the date specified in any Redemption Notice, the Series 2 Shares called for redemption will be deemed to be redeemed and the holders of those Series 2 Shares will cease to be entitled to dividends and will not be entitled to exercise any of the rights of shareholders in respect of those Series 2 Shares unless payment of the Redemption Price is not duly made by the Corporation on presentation and surrender of the certificate or certificates representing the Series 2 Shares.

    (vii)
    Deposit of Redemption Price. At any time after the Redemption Notice is given, the Corporation will have the right to deposit the redemption price of any or all Series 2 Shares called for redemption with any chartered bank or trust company in Canada named in the Redemption Notice, including the Transfer Agent (other than the Corporation), to the credit of a special account for the respective holders of those Series 2 Shares to be paid on surrender to the Corporation or that chartered bank or trust company of the certificate or certificates representing those Series 2 Shares. Any such deposit will constitute payment and satisfaction of the redemption price of the Series 2 Shares for which the deposit is made and the rights of the holders of those shares will be limited to receiving the proportion of the redemption price so deposited applicable to those shares, without interest, on presentation and surrender of the certificate or certificates representing the Series 2 Shares being redeemed. the Corporation will be entitled to any interest on such deposit.

    (viii)
    Application of Net Proceeds to Redeem Series 2 Shares. From and including June 30, 2010, the Corporation will, subject to section 12(g) and applicable law, apply the net proceeds it realizes from:

    A.
    any issuance for cash of Common Shares, Preferred Shares, Junior Preference Shares or any securities that, under Canadian generally accepted accounting principles, would be treated as equity on the balance sheet of the Corporation (which, for greater certainty, will not include the issue of Common Shares pursuant to any share compensation arrangement, including any stock option plan, share purchase plan or dividend reinvestment plan of the Corporation, or pursuant to the terms of the Preferred Shares or the 123 Shares), or

    B.
    the sale by the Corporation of any capital assets outside the ordinary course of business exceeding Cdn. $250 million, in any one transaction or series of related transactions (and for greater certainty, the entire amount of the net proceeds shall be applied net of any taxes paid or payable);

      to redeem the 123 Shares; provided that from and including June 30, 2010 until June 29, 2012, so long as any Series 1 Shares are outstanding, the net proceeds will be used first to redeem any then outstanding Series 1 Shares; further provided that from and including June 30, 2012 until June 29, 2015, so long as any Series 1 Shares or Series 2 Shares are then outstanding, the net proceeds will be applied as nearly as practicable on a pro rata basis to any then outstanding Series 1 Shares and Series 2 Shares and from and including June 30, 2015, the net proceeds will be applied as nearly as practicable on a pro rata basis to any then outstanding Series 1 Shares, Series 2 Shares and Series 3 Shares.

  (d)
  Retraction Right

  (i)
  Right to Require Retraction. Subject to section 12(g), applicable law, and compliance with subsections 12(d)(ii), (iii) and (iv), upon the occurrence of a Change of Control Event, a holder shall have the right at any time after the occurrence of a Change of Control Event (the "Retraction Right") to require the Corporation to redeem all of the holder's then outstanding Series 2 Shares.

    (ii)
    Retraction Procedure.

    A.
    In order to exercise its Retraction Right, a holder must give the Corporation notice of such exercise, and on or before the Change of Control Retraction Date, tender to the Corporation, at its registered office or at any place at which the Series 2 Shares may be transferred, the certificate or certificates representing the Series 2 Shares which the holder wishes the Corporation to redeem. Such tender shall be irrevocable unless payment of the Retraction Price shall not be duly made by the Corporation to the holder on or before the Change of Control Retraction Date. In the event that payment of the Retraction Price is not made by the Corporation on or before the Change of Control Retraction Date, the Corporation shall forthwith thereafter return the holder's deposited share certificate or certificates to the holder.

    B.
    Subject to section 12(g) and applicable law, the Corporation shall redeem Series 2 Shares duly tendered pursuant to an exercise of the Retraction Right as follows:

    a)
    upon the occurrence of an event contemplated under paragraph (i) of the definition of a "Change of Control Event", the Corporation shall redeem (x) on the 30th day following the occurrence of such event, all Series 2 Shares that have been tendered to the Corporation on or before the third Business Day immediately prior to such 30th day and (y) thereafter, from time to time, within three Business Days following the exercise of the Retraction Right, all Series 2 Shares that have been tendered to the Corporation;

    b)
    upon the occurrence of an event contemplated under paragraph (ii) of the definition of a "Change of Control Event", the Corporation shall redeem, (x) on the date upon which Common Shares are first taken up under the Take-over Bid, all Series 2 Shares that have been tendered to the Corporation on or before the third Business Day immediately prior to the date on which Common Shares are first taken up; and (y) thereafter, from time to time, on the third Business Day following the exercise of the Retraction Right, all Series 2 Shares that have been tendered to the Corporation;

    c)
    upon the occurrence of an event contemplated under paragraph (iii) of the definition of a "Change of Control Event", the Corporation shall redeem, (x) on the date that the Control Transaction is completed, all Series 2 Shares that have been tendered to the Corporation on or before the third Business Day immediately prior to the date that the Control Transaction is completed and (y) thereafter, from time to time, on the third Business Day following the exercise of the Retraction Right, all Series 2 Shares that have been tendered to the Corporation;

        in each case, by payment of an amount in cash for each Series 2 Share redeemed equal to (i) if the redemption occurs on or before June 30, 2010, the Optional Redemption Price, and (ii) if the redemption occurs after June 30, 2010, the Basic Redemption Price (the "Retraction Price"). For purposes of determining the Retraction Price, the date fixed for redemption shall be the date upon which Common Shares are first taken up under a Take-over Bid or the date that a Control Transaction is contemplated, as applicable, and, thereafter, the third Business Day immediately following the date on which Series 2 Shares are tendered by a holder to the Corporation pursuant to subsection 12(d)(ii)(A).

      C.
      The provisions of section 12(c) shall apply to any redemption pursuant to this section 12(d) except to the extent that such provisions are inconsistent with the provisions of this section 12(d).

    (iii)
    Exception. Notwithstanding anything contained in this section 12(d), the Corporation shall not redeem any Series 2 Shares tendered to the Corporation pursuant to the exercise of the Retraction Right upon the occurrence of an event contemplated under paragraph (ii) or (iii) of the definition of "Change of Control Event" if the applicable Take-over Bid or Control Transaction made or announced is withdrawn or terminated or expires without any person becoming an Acquiring Person and, upon any such withdrawal, termination or expiry, any notice delivered pursuant to subsection 12(d)(ii)(A) shall be null and void and of no further force or effect.

    (iv)
    Notice. the Corporation shall give written notice of the occurrence of any Change of Control Event to all holders within five Business Days of the date on which the Corporation first becomes aware of such occurrence.

  (e)
  Conversion into Common Shares at the Option of the Corporation On the Final Redemption Date.

  (i)
  Conversion Right. Subject to section 12(g), applicable law and any requirement to obtain regulatory relief, the Corporation, at its option (the "Conversion Right"), may, upon giving written notice (the "Conversion Notice") at least 30 days but no more than 60 days prior to the Final Redemption Date, convert all or any part of the then outstanding Series 2 Shares into that number of freely-tradeable, fully paid and non-assessable Common Shares per Series 2 Share determined by dividing the aggregate of $25.00, plus an amount equal to accrued and unpaid dividends up to but excluding the Final Redemption Date and calculated in accordance with subsection 12(b)(i)(D) (the whole constituting the "Cash Conversion Price"), by the greater of $2.00 (as adjusted from time to time by the Board of Directors acting in good faith to give effect to any split, division, consolidation, combination or similar change in the capital of the Corporation that affects the number of Common Shares then outstanding) and 90% of the U.S. Dollar Equivalent of the Current Market Price as of the Final Redemption Date.

    (ii)
    Conversion Notice. The Conversion Notice must set out the number of Series 2 Shares held by the person to whom it is addressed which are to be converted. The Conversion Notice also must advise the holder that the Common Shares will be registered in the name of the holder of Series 2 Shares to be converted unless the Transfer Agent receives from the holder, at least 10 Business Days before the Final Redemption Date, at any principal office of the Transfer Agent, written notice in form and substance satisfactory to the Transfer Agent directing the Corporation to arrange for the registration of such Common Shares in some other name or names (the "Transferee" or the "Transferees") and stating the name or names (with addresses), accompanied by payment to the Transfer Agent of any transfer tax which may be payable by reason of the transfer and a written declaration, if required by any applicable law or by the Corporation, as to the residence of the Transferee(s) and such other matters as may be required by law or requested by the Corporation in order to determine the entitlement of the Transferee(s) to such Common Shares, in which case such Common Shares will be registered in the name or names so directed in the written notice. Such conversion will be deemed to have been made at 5:00 p.m. (Toronto time) on the Final Redemption Date, so that the rights of the holder of such Series 2 Shares as the holder thereof will cease at such time and the person or persons entitled to receive Common Shares upon such conversion will be treated for all purposes as having become the holder or holders of record of such Common Shares at such time.

    (iii)
    Pro Rata Conversion. If less than all of the then outstanding Series 2 Shares are at any time to be converted at the option of the Corporation, then: (i) the particular Series 2 Shares to be so converted will be selected on a pro rata basis; and (ii) any Series 2 Shares not converted pursuant to this section 12(e) will be redeemed pursuant to subsection 12(c)(iii).

    (iv)
    Prohibition on Conversion. the Corporation cannot exercise the Conversion Right hereunder if: (i) subject to Section 12(e)(vii), a Change of Control Event has occurred; (ii) an Extraordinary Dividend has been paid; or (iii) any one or more of the following events has occurred:

      A.
      the issuance or delivery of such Common Shares is prohibited pursuant to any agreement or arrangement entered into by the Corporation to assure the Corporation's solvency or continued operation;

      B.
      the issuance or delivery of such Common Shares is prohibited by law or by any regulatory or other authority having jurisdiction over the Corporation and acting in conformity with law;

      C.
      for any reason beyond its control, the Corporation is unable to issue Common Shares or is unable to deliver such Common Shares; or

      D.
      such Common Shares are not listed on each exchange on which the Common Shares are then listed for trading.

    (v)
    Fractional Shares. Where the aggregate number of Common Shares to be delivered to a holder of Series 2 Shares pursuant to the Corporation's exercise of the Conversion Right includes a fraction of a Common Share, the Corporation, in lieu of delivering such fractional share, will pay by cheque an amount equal to the balance of the Cash Conversion Price not otherwise satisfied by the delivery of the Common Shares.

    (vi)
    Delivery of Shares and Share Certificates.

    A.
    On any conversion of Series 2 Shares pursuant to the exercise of the Conversion Right, the share certificates for Common Shares resulting therefrom will be delivered in the name of the holder of the Series 2 Shares converted or, if applicable, in the name of the Transferee; provided that such holder of Series 2 Shares will (i) pay any applicable security transfer taxes including, without limitation, any documentary, stamp, transfer or other taxes that may be payable in respect of any transfer involved in the issuance or delivery of such shares to a person other than such holder of Series 2 Shares or (ii) will have evidenced to the satisfaction of the Corporation that such taxes, if any, have been paid.

    B.
    Subject to these Series 2 Provisions upon the exercise of the Conversion Right any holder of Series 2 Shares to be converted (or, if applicable, any Transferee) will be deemed to have become a holder of Common Shares of record for all purposes on the Final Redemption Date, notwithstanding any delay in the delivery of certificates representing the Common Shares for which such Series 2 Shares have been converted.

    C.
    Upon exercise of the Conversion Right, the Corporation is not required to issue Common Shares to any person whose address is in, or whom the Corporation or its transfer agent has reason to believe is a resident of, any jurisdiction outside of Canada, to the extent that such issue would require compliance by the Corporation with the securities or other laws of such jurisdiction.

    (vii)
    Exception. Notwithstanding section 12(e)(iv)(A), the Corporation shall be entitled to exercise its Conversion Right hereunder in accordance with its terms if the applicable Change of Control Event prohibiting such conversion is the occurrence of (ii) or (iii) under the definition of "Change of Control Event" and the applicable Take-over Bid or Control Transaction made or announced is withdrawn or terminated or expires without any person becoming an Acquiring Person, upon any such withdrawal, termination or expiry.

  (f)
  Purchase for Cancellation

    Subject to section 12(g) and to applicable law, the Corporation may, at any time, if obtainable, purchase for cancellation, by private agreement or otherwise, at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable, all or from time to time any part of the then outstanding Series 2 Shares.

  (g)
  Restrictions on Dividends and Retirement of Shares

  (i)
  General Restrictions. As long as any Series 2 Shares are outstanding, the Corporation will not at any time, without the approval of the holders of the Series 2 Shares given as provided in section 12(k):

  A.
  declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking junior to the Series 2 Shares) on shares of the Corporation ranking junior to the Series 2 Shares;

  B.
  except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking junior to the Series 2 Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Corporation ranking as to capital junior to the Series 2 Shares;

  C.
  redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Series 2 Shares then outstanding;

  D.
  except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Preferred Shares, ranking on a parity with the Series 2 Shares; or

      E.
      issue any additional Series 2 Shares or any shares ranking senior to or on a parity with the Series 2 Shares,

        unless, in each such case, all accrued dividends up to and including those payable on the Dividend Payment Date for the last completed period for which dividends are payable on the Series 2 Shares in respect of which the rights of holders have not been extinguished, and all dividends then accrued on all other shares ranking senior to or on a parity with the Series 2 Shares with respect to the payment of dividends up to the immediately preceding respective date or dates for payment in respect of which the rights of holders of those shares have not been extinguished, have been declared, paid or set apart for payment.

    (ii)
    Extraordinary Dividends. As long as 123 Shares having an aggregate issue price of at least $300 million remain outstanding, the Corporation will not at any time, without the approval of the holders of the Series 2 Shares given as provided in section 12(j) declare, pay or set apart for payment any Extraordinary Dividends.

  (h)
  Voting Rights and Election of Directors

  (i)
  Election of Directors. The holders of Series 2 Shares together with the holders of Series 1 Shares and the holders of the Series 3 Shares will have at all times the right, voting collectively, to elect two directors to the Board of Directors at each meeting of shareholders of the Corporation at which directors are to be elected. Forthwith upon the occurrence of a Board Event, the holders of the Series 2 Shares together with the holders of the Series 1 Shares and the holders of the Series 3 Shares will, but only for so long as a Board Event is continuing, be entitled, voting collectively, to elect three additional directors (for a total of five). Upon the occurrence of a Board Event, the Board of Directors will, at its election and subject to applicable law, either (i) appoint such additional number of directors to which the holders of the Series 2 Shares (together with the holders of the Series 1 Shares and holders of the Series 3 Shares) are entitled to elect as a result of such occurrence and as may be proposed by the Series 123 Directors, or (ii) forthwith call a special meeting of the applicable shareholders of the Corporation for the purpose of electing such additional number of directors and, if necessary, increasing the maximum number of directors that may be elected. The holders of Series 2 Shares are entitled to receive notice of and to attend all annual and special meetings of the Shareholders of the Corporation called for the purpose of electing directors as provided in this subsection 12(h)(i) and, for such purpose only, to one vote in respect of each Series 2 Share held at all such meetings.

  (ii)
  Vacancies. If a Series 123 Director ceases to be a director for any reason other than as a result of a Board Event ceasing to continue, the Board of Directors will fill the vacancy thereby created by appointing as soon as reasonably possible that individual who is nominated by the remaining Series 123 Directors, provided that if there are no remaining 123 Directors then in office, the Board of Directors will select the individuals to be appointed.

    (iii)
    Meeting of Shareholders. Except as otherwise provided by law or as specifically provided herein and except for meetings of the holders of Junior Preference Shares as a class and meetings of all holders of Series 2 Shares as a series, the holders of the Series 2 Shares will not be entitled as such to receive notice of, or to attend, or to vote at, any meeting of shareholders of the Corporation.

    (iv)
    Meeting of Holders of Series 2 Shares as a Series or Junior Preference Shares as a Class. At any meeting of holders of Series 2 Shares as a series or together with one or more other series or Junior Preference Shares as a class, each such holder will be entitled to one vote in respect of each Series 2 Shares held.

  (i)
  Issue of Additional Common Shares

    For greater certainty, nothing in these Series 2 Provisions will affect or restrict the right of the Corporation to increase the number of the Common Shares or to issue additional Common Shares from time to time.

  (j)
  Approval of Holders of Series 2 Shares

    In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Series 2 Shares as a series and any other approval to be given by the holders of Series 2 Shares as a series will be deemed to have been sufficiently given if given by a resolution carried by the affirmative vote of not less than 66 2/3% of the votes cast at a meeting of the holders of Series 2 Shares duly called and held on not less than 21 days' notice at which the holders of at least a majority of the outstanding Series 2 Shares are present or are represented by proxy, or if no quorum is present at such meeting, at an adjourned meeting at which the holders of the Series 2 Shares then present would form the necessary quorum. If at the meeting the holders of a majority of the outstanding Series 2 Shares are not present or represented by proxy within 30 minutes after the time appointed for the meeting, the meeting will be adjourned to such date, not less than 15 days afterwards, and to such time and place as the chairman may designate, and not less than 10 days' written notice will be given of the adjourned meeting. Subject to the foregoing, the formalities to be observed in respect of the giving of notice of any meeting or adjourned meeting and the conduct of any such meeting will be those prescribed from time to time in the by-laws of the Corporation with respect to meetings of shareholders.

  (k)
  Capital Reorganizations and Amalgamations of the Corporation

    In the event of a capital reorganization, merger or amalgamation of the Corporation or comparable transaction affecting the Series 2 Shares, holders of the Series 2 Shares will be entitled to receive pursuant to the exercise of the Conversion Right, and each such holder will accept, the number of shares or other securities or consideration of the Corporation or a corporation resulting, surviving or continuing from the capital reorganization, merger, amalgamation or comparable transaction that such holder would have received had such holder been a holder of Common Shares immediately prior to the record date of the capital reorganization, merger, amalgamation or comparable transaction.

  (l)
  Notices

  (i)
  Notice to the Corporation. Subject to applicable law, any notice, request or other communication to be given to the Corporation by a holder of Series 2 Shares must be in writing and will be valid and effective if given by mail (postage prepaid) or by electronic communication or by delivery to the registered office of the Corporation and addressed to the attention of the Secretary. Any such notice, request or other communication, if given by mail, electronic communication or delivery, will be deemed to have been given and received only on actual receipt by the Corporation.

  (ii)
  Presentation and Surrender of Certificates. Any presentation and surrender by a holder of Series 2 Shares to the Corporation or the Transfer Agent of certificates representing Series 2 Shares in connection with the redemption of Series 2 Shares must be made by registered mail (postage prepaid) or by delivery to the registered office of the Corporation or to such office of the Transfer Agent as may be specified by the Corporation, in each case addressed to the attention of the Secretary of the Corporation. Any such presentation and surrender of certificates will be deemed to have been made and to be effective only on actual receipt by the Corporation or the Transfer Agent, as the case may be. Any such presentation and surrender of certificates made by registered mail will be at the sole risk of the holder mailing the same.

  (iii)
  Notice to Holders of Series 2 Shares. Subject to applicable law, any notice, including but not limited to the Redemption Notice and the Conversion Notice, request or other communication to be given to a holder of Series 2 Shares by or on behalf of the Corporation must be in writing and will be valid and effective if given by ordinary unregistered first class mail (postage prepaid) or by electronic communication or by delivery to the address of the holder recorded in the securities register of the Corporation or, in the case of joint holders, to the address of that one whose name appears first in the register of holders as one of such joint holders. Any such notice, request or other communication, if given by mail, will be deemed to have been given and received on the fifth Business Day following the date of mailing and, if given by electronic communication or by delivery, will be deemed to have been given and received on the date of electronic communication or delivery. Accidental failure or omission to give any notice, request or other communication to one or more holders of Series 2 Shares, or any defect in such notice, will not invalidate or otherwise alter or affect any action or proceeding to be taken by the Corporation pursuant to that notice, request or other communication.

  (m)
  Tax Election

    the Corporation will elect, in the manner and within the time provided under Section 191.2 in Part VI.1 of the Tax Act or any successor or replacement provision of similar effect, and take all other necessary action under the Tax Act, to pay or cause payment of the tax under Part VI.1 of the Tax Act at a rate such that the corporate holders of the Series 2 Shares will not be required to pay tax under Part IV.1 of the Tax Act on dividends received on such shares.

  (n)
  Return of Unclaimed Funds to the Corporation

    Subject to applicable laws, the Corporation will have the right, with respect to any funds deposited by the Corporation to any chartered bank or trust company in respect of amounts due to holders of Series 2 Shares, on or after the second anniversary date of the deposit of such funds to any chartered bank or trust company, to require that such chartered bank or trust company return to the Corporation any funds which remain unclaimed by holders of the Series 2 Shares. If at any time following the return of the unclaimed funds to the Corporation, either the Corporation or the chartered bank or trust company receives a request from a holder of Series 2 Shares for the holder's unclaimed entitlement to any amount due to the holder in respect of the holder's Series 2 Shares, the Corporation will promptly arrange for the payment of such amount to the holder.

  (o)
  Wire or Electronic Transfer of Funds

    Notwithstanding any other right, privilege, restriction or condition attaching to the Series 2 Shares, the Corporation may, at its option, make any payment due to a holder of Series 2 Shares hereunder by way of a wire or electronic transfer of funds to each registered holder of Series 2 Shares. In the event that a payment is made by way of a wire or electronic transfer of funds, the Corporation will be responsible for any applicable charges or fees relating to the making of such transfer. As soon as practicable following the determination by the Corporation that a payment is to be made by way of a wire or electronic transfer of funds, the Corporation will notify each registered holder of Series 2 Shares at the address of such holder as it appears on the register of holders. Such notice by the Corporation will request that each registered holder of Series 2 Shares provide the particulars of an account of such holder with a chartered bank or trust company in Canada to which the wire or electronic transfer of funds will be directed. In the event that the Corporation does not receive account particulars from a registered holder of Series 2 Shares prior to the date such payment is to be made, the Corporation will deposit the funds otherwise payable to such holder in a special account or accounts in trust for each respective holder. The making of a payment by way of a wire or electronic transfer of funds or, in the case where a registered holder of the Series 2 Shares has not provided the Corporation with account particulars for a wire or electronic transfer of funds, the deposit by the Corporation of the funds otherwise payable to such holder in a special account or accounts in trust for such holder, will be deemed to constitute payment by the Corporation on the date thereof and will satisfy and discharge all liabilities of the Corporation for such payment to the extent of the amount represented by such transfer.

  (p)
  Additional Series

    As long as any of the 123 Shares are outstanding, the Corporation may not issue any additional Preferred Shares, other than Cumulative Redeemable Preferred Shares, Series F issuable upon the conversion of Cumulative Redeemable Preferred Shares, Series G and Cumulative Redeemable Preferred Shares, Series G issuable upon the conversion of Cumulative Redeemable Preferred Shares, Series F, without the approval of the holders of the 123 Shares, expressed by resolution of the holders of all such shares voting together. For this purpose, the approval to be given will be deemed to have been sufficiently given if given by a resolution carried by the affirmative vote of not less than 66 2/3% of the votes cast at a meeting of the holders of 123 Shares duly called and held on not less than 21 days' notice at which the holders of at least a majority of the outstanding 123 Shares are present or are represented by proxy, or if no quorum is present at such meeting, at an adjourned meeting at which the holders of the 123 Shares then present would form the necessary quorum. If at the meeting the holders of a majority of the outstanding 123 Shares are not present or represented by proxy within 30 minutes after the time appointed for the meeting, the meeting will be adjourned to such date, not less than 15 days afterwards, and to such time and place as the chairman may designate, and not less than 10 days' written notice will be given of the adjourned meeting. Subject to the foregoing, the formalities to be observed in respect of the giving of notice of any meeting or adjourned meeting and the conduct of any such meeting will be those prescribed from time to time in the by-laws of the Corporation with respect to meetings of shareholders.

13.   Number and Designation of, and Rights, Privileges, Restrictions and Conditions Attaching to, the Junior Preference Shares, Series 3

The third series of Junior Preference Shares of the Corporation shall consist of 10,000,000 shares designated as Junior Preference Shares, Series 3 (the "Series 3 Shares") with an issue price of $25.00 per share (the "Issue Price") and, in addition to the rights, privileges, restrictions and conditions attaching to the Junior Preference Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions (the "Series 3 Provisions"):

  (a)
  Interpretation

  (i)
  Defined Terms. In these Series 3 Provisions:

    "Acquiring Person" means any person who is the Beneficial Owner of a Significant Interest in the outstanding Voting Shares; provided, however, that the term "Acquiring Person" shall not include:

      (a)
      the Corporation or any Subsidiary of the Corporation;

      (b)
      Brascan;

      (c)
      any person who becomes the Beneficial Owner of a Significant Interest in the outstanding Voting Shares as a result of one or any combination of:

      (A)
      a Voting Share Reduction which, by reducing the number of Voting Shares outstanding, increases the percentage of Voting Shares Beneficially Owned by such person to a Significant Interest in the Voting Shares then outstanding,

      (B)
      a Pro Rata Acquisition,

      (C)
      an Exempt Acquisition,

      (D)
      a Convertible Security Acquisition, or

      (E)
      a 123 Share Acquisition;

        provided further, however, that if a person shall become the Beneficial Owner of a Significant Interest in the Voting Shares then outstanding by reason of any one or a combination of a Voting Share Reduction, a Pro Rata Acquisition, an Exempt Acquisition, a Convertible Security Acquisition or a 123 Share Acquisition and thereafter becomes the Beneficial Owner of more than an additional 1% of the outstanding Voting Shares (other than pursuant to a Voting Share Reduction, a Pro Rata Acquisition, an Exempt Acquisition, a Convertible Security Acquisition, or a 123 Share Acquisition), then as of the date that such person becomes the Beneficial Owner of such additional Voting Shares, such person shall become an Acquiring Person;

      (d)
      any person who, on the Issue Date of the 123 Shares, is the Beneficial Owner of a Significant Interest in the outstanding Voting Shares, provided that if such person thereafter becomes the Beneficial Owner of more than an additional 1% of the outstanding Voting Shares (other than pursuant to a Voting Share Reduction, a Pro Rata Acquisition, an Exempt Acquisition, a Convertible Security Acquisition or a 123 Share Acquisition), then as of the date that such person becomes the Beneficial Owner of such additional Voting Shares, such person shall become an Acquiring Person; and

      (e)
      an underwriter or member of a banking or selling group that acquires Voting Shares from the Corporation in connection with a distribution of securities pursuant to a prospectus or by way of private placement.

    "Adjusted Net Worth" means, as at the end of any fiscal quarter, the aggregate value of:

      (a)
      the outstanding share capital for all shares ranking junior to the Junior Preference Shares;

      (b)
      without duplication, any surplus, whether contributed or capital;

      (c)
      retained earnings; and

      (d)
      consolidated non-controlling interest,

    all as set forth in the Corporation's consolidated balance sheet for such fiscal quarter filed in accordance with applicable securities laws.

    "Affiliate", when used to indicate a relationship with a specified corporation, means a person that directly, or indirectly through one or more controlled intermediaries, controls, or is controlled by, or is under common control with, such specified corporation.

    "Associate", when used to indicate a relationship with a specified person, means (i) a spouse of such specified person, (ii) any person of either sex with whom such specified person is living in a conjugal relationship outside marriage or (iii) any relative of such specified person or of a person mentioned in clauses (i) or (ii) of this definition if that relative has the same residence as the specified person.

    "Basic Redemption Price" has the meaning attributed to it in subsection 13(c)(ii).

    A person shall be deemed the "Beneficial Owner", and to have "Beneficial Ownership" of and to "Beneficially Own":

      (i)
      any securities of which such person or any of such person's Affiliates or Associates is the owner at law or in equity;

      (ii)
      any securities as to which such person or any of such person's Affiliates or Associates has the right to become the owner at law or in equity, where such right is exercisable immediately or within 60 days of the date of the determination of Beneficial Ownership and whether or not on condition or the occurrence of any contingency or payment of instalments, upon the exercise of any conversion right, exchange right or purchase right attaching to Convertible Securities, or pursuant to any agreement, arrangement, pledge or understanding, written or oral (other than customary agreements with and between underwriters and/or banking group and/or selling group members with respect to a distribution of securities pursuant to a prospectus or by way of private placement and other than pursuant to pledges of securities in the ordinary course of business); and

      (iii)
      any securities which are Beneficially Owned within the meaning of clauses (i) or (ii) of this definition by any other person with which, and in respect of which securities, such person is acting jointly or in concert;

    provided, however, that a person shall not be deemed the "Beneficial Owner" of, or to have "Beneficial Ownership" of, or to "Beneficially Own", any security:

      (A)
      by reason of such security having been deposited or tendered pursuant to a Take-over Bid made by, or Control Transaction involving, such person or any of such person's Affiliates or Associates or any other person referred to in clause (iii) of this definition until the earlier of such deposited or tendered security being accepted unconditionally for payment or exchange or being taken up and paid for;

      (B)
      by reason of such person, any of such person's Affiliates or Associates or any other person referred to in clause (iii) of this definition holding such security, if:

      (I)
      the ordinary business of the person (in this definition, a "Manager") includes the management of investment funds for others and such security is held by the Manager in the ordinary course of such business in the performance of such Manager's duties for the account of any other person (in this definition, a "Client") including non-discretionary accounts held on behalf of a Client by a broker or dealer registered under applicable law;

      (II)
      the person (in this definition, a "Trust Company") is licensed to carry on the business of a trust company under applicable law and, as such, acts as a trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent persons (each, in this definition, an "Estate Account") or in relation to other accounts (each, in this definition, an "Other Account") and holds such security and is acting in the ordinary course of such duties for the Estate Account or for such Other Accounts;

        (III)
        such person is a Crown agent or agency (in this definition, the "Crown Agent");

        (IV)
        the person is established by statute for purposes that include, and the ordinary business or activity of such person (in this definition, a "Statutory Body") includes, the management of investment funds for employee benefit plans, pension plans, insurance plans of various public bodies and the Statutory Body holds such security for the purposes of its activities as such; or

        (V)
        the person (in this definition, an "Administrator") is the administrator or trustee of one or more pension funds or plans (each, in this definition, a "Plan") registered under the laws of Canada or any province thereof or the similar laws of the jurisdiction by which such Plan is governed or is such a Plan and the Administrator or Plan holds such security for the purposes of its activities as such;

        but only if the Manager, the Trust Company, the Crown Agent, the Statutory Body, the Administrator or the Plan, as the case may be, is not then making and has not announced a current intention to make a Take-over Bid or a Control Transaction, other than an Offer to Acquire Voting Shares or other securities pursuant to a distribution by the Corporation, or by means of ordinary market transactions (including prearranged trades entered into in the ordinary course of business of such person) executed through the facilities of a stock exchange or an organized over-the-counter market, alone or by acting jointly or in concert with any other person;

      (C)
      because such person:

      (I)
      is a Client of the same Manager as another person on whose account the Manager holds such security,

      (II)
      has an Estate Account or an Other Account with the same Trust Company as another person on whose account the Trust Corporation holds such security, or

      (III)
      is a Plan with the same Administrator as another Plan on whose account the Administrator holds such security,

      (D)
      because such person:

        (I)
        is a Client of a Manager and such security is owned at law or in equity by the Manager,

        (II)
        has an Estate Account or an Other Account with a Trust Company and such security is owned at law or in equity by the Trust Company, or

        (III)
        is a Plan and such security is owned at law or in equity by the Administrator of the Plan; or

      (E)
      because such person is the registered holder of securities as a result of carrying on the business of, or acting as nominee for, a securities depositary.

      "Board Event" means any one of the following events:

      (a)
      if four quarterly dividends on the Series 3 Shares are in arrears, whether or not such dividends have been declared and whether or not there are any monies of the Corporation properly applicable to the payment of dividends; or

      (b)
      if the Adjusted Net Worth for any fiscal quarter is less than $2,500,000,000.

      "Board of Directors" means the board of directors of the Corporation.

      "Brascan" means Brascan Corporation, any Affiliate of Brascan Corporation or any party acting jointly or in concert with Brascan Corporation or any of its Affiliates.

      "Business Day" means a day other than a Saturday, a Sunday or any other day which is a statutory or civic holiday in Toronto, Ontario.

      "Cash Conversion Price" has the meaning attributed to it in subsection (e)(i).

      "Change of Control Event" means the occurrence of:

      (i)
      the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to section 101 of the Securities Act (Ontario)) by the Corporation or an Acquiring Person of facts indicating that an Acquiring Person has become such;

      (ii)
      the date of the commencement of, or first public announcement of the intent of any person (other than Brascan, the Corporation or any Subsidiary of the Corporation) to commence a Take-over Bid (other than by Brascan, the Corporation or any Subsidiary of the Corporation); or

      (iii)
      the date of the commencement of, or first public announcement of the intent of any person (other than Brascan) to commence a Control Transaction (other than by Brascan, the Corporation or any Subsidiary of the Corporation).

      "Change of Control Retraction Date" means the date on which the Series 3 Shares are redeemed pursuant to subsection 13(d)(ii)(B)(a), (b) or (c), as applicable.

      "Common Shares" means the common shares of the Corporation, and any other securities into which those shares may be changed or for which those shares may be exchanged (whether or not the Corporation is the issuer of such other securities).

      "Control Transaction" means any merger, arrangement, amalgamation, reorganization, acquisition, material sale of shares or rights or interests therein or thereto or similar transactions involving the Corporation, which will result in any person Beneficially Owning, whether directly as a result of such transaction or together with the Common Shares that such person Beneficially Owned before the completion of such transaction, a Significant Interest in the Corporation.

      "controlled": a body corporate is "controlled" by another person if:

      (i)
      securities entitled to vote in the election of directors carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or on behalf of the other person; and

      (ii)
      the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such body corporate,

      and "controls", "controlling" and "under common control with" shall be interpreted accordingly.

      "Conversion Notice" has the meaning attributed to it in subsection 13(e)(i).

      "Conversion Right" has the meaning attributed to it in subsection 13(e)(i).

      "Convertible Securities" means, at any time, any securities issued by the Corporation (including rights, warrants and options but other than the 123 Shares) carrying any purchase, exercise, conversion or exchange right, pursuant to which the holder thereof may acquire Voting Shares or other securities convertible into or exercisable or exchangeable for Voting Shares (in each case, whether such right is exercisable immediately or after a specified period and whether or not on condition or the happening of any contingency).

      "Convertible Security Acquisition" means the acquisition of Voting Shares upon the exercise of Convertible Securities acquired by a person pursuant to an Exempt Acquisition or a Pro Rata Acquisition.

      "Corporation" means Falconbridge Limited and any corporation resulting, surviving or continuing from the merger, arrangement, amalgamation or reorganization of Falconbridge Limited, or a comparable transaction.

      "Current Market Price" means, at any date, the volume weighted average trading price of Common Shares on the Toronto Stock Exchange (or, if not then listed on that exchange, on another exchange or market chosen by the Board of Directors in their sole discretion on which Common Shares are then traded), for a period of 20 consecutive Trading Days ending on the fourth day immediately prior to that date or, if such fourth day is not a Trading Day, on the immediately preceding Trading Day.

      "Dividend" and "Dividends" have the respective meanings attributed to them in subsection 13(b)(i)(A).

      "Dividend Payment Date" means the last day of the months of March, June, September and December in each year.

      "Dividend Period" means the Initial Dividend Period and, thereafter, the period from and including a Dividend Payment Date to but excluding the next succeeding Dividend Payment Date.

      "Exempt Acquisition" means an acquisition of Voting Shares or Convertible Securities (i) pursuant to a distribution of Voting Shares or Convertible Securities (and the conversion or exchange of such Convertible Securities) made by the Corporation pursuant to a prospectus or private placement provided that the person does not acquire a greater percentage of the securities offered in the distribution than the percentage of Voting Shares Beneficially Owned by that person immediately prior to the distribution, or (ii) pursuant to an amalgamation, merger or other statutory procedure requiring shareholder approval.

      "Extraordinary Dividend" means:

      (i)
      any dividend, other than a stock dividend paid wholly in Common Shares, declared or paid on the Common Shares that is, when taken together with the amount or value of all other dividends declared or paid in the 12 month period preceding the date of declaration of the dividend (the "measurement period") more than 125% of the aggregate amount or value of the dividends declared or paid on the Common Shares, other than stock dividends paid wholly in Common Shares, during the 12 month period ended on the day prior to the measurement period (or, where there were no dividends paid in the 12 month period ended on the day prior to the measurement period, the period of 12 months ending on the date on which the Corporation last paid a dividend, other than a stock dividend paid wholly in Common Shares, on the Common Shares); or

      (ii)
      any dividend, other than a stock dividend paid wholly in Common Shares, declared or paid on the Common Shares that results in the Corporation Annual Dividend Rate exceeding a 10% compound annual growth rate, measured from and following the Issue Date. For this purpose, the "Corporation Annual Dividend Rate" is initially the aggregate amount or value of all dividends declared or paid on the Common Shares, other than stock dividends paid wholly in Common Shares, in the 12 month period immediately preceding the Issue Date and thereafter is the aggregate amount or value of all dividends declared or paid in any 12 month period immediately preceding the date of declaration of any other dividend on the Common Shares, together with the dividend then being declared; or

      (iii)
      any other "special" dividend on, or distribution with respect to, the Common Shares which is, by its terms or declared intent, declared and paid outside the normal operations or normal dividend procedures of the Corporation.

    "Final Redemption Date" means June 30, 2015.

    "freely-tradeable" means, in respect of a Common Share, that (i) the Common Share is transferable and not subject to any escrow requirements or to any cease trade order imposed by a Canadian securities regulatory authority, and (ii) all hold periods imposed by Canadian securities legislation before such Common Share can be traded without a prospectus or in reliance on a prospectus exemption have expired.

    "Initial Dividend Period" means the period from and including the Issue Date to but excluding the first Dividend Payment Date after the Issue Date.

    "Issue Date" means the date any of the Series 3 Shares are first issued.

    "Issue Price" has the meaning attributed to it in the introductory paragraph to these rights, privileges, restrictions attaching to the Series 3 Shares.

    "Offer to Acquire" shall include:

      (i)
      an offer to purchase, or a solicitation of an offer to sell, Voting Shares, and

      (ii)
      an acceptance of an offer to sell Voting Shares, whether or not such offer to sell has been solicited,

    or any combination thereof, and the person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the person that made the offer to sell.

    "Offeror" means a person who has announced an intention to make or who has made a Take-over Bid (excluding an Offer to Acquire Common Shares or other securities made by a Manager, Trust Company, Crown Agent, Statutory Body, Administrator or Plan referred to in clause (B) of the definition of "Beneficial Owner" pursuant to a distribution by the Corporation or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such person) in the circumstances contemplated in said clause (B)), but only so long as the Take-over Bid so announced or made has not been withdrawn or terminated or has not expired.

    "Offeror's Securities" means the aggregate of the Voting Shares Beneficially Owned by an Offeror on the date of an Offer to Acquire by an Offeror.

    "123 Shares" means, collectively, the Series 1 Shares, the Series 2 Shares and the Series 3 Shares.

    "123 Share Acquisition" means, in respect of holders of the 123 Shares, (i) the payment of a Dividend by the issuance of Common Shares pursuant to subsection 13(b)(ii)(A) or (ii) the issuance of Common Shares upon exercise by the Corporation of its conversion right pursuant to section 13(e).

    "Optional Redemption Price" has the meaning attributed to it in subsection 13(c)(i).

    "Pro Rata Acquisition" means an acquisition by a person of Voting Shares or Convertible Securities (i) as a result of a stock dividend, a stock split or other event pursuant to which such person receives or acquires Voting Shares or Convertible Securities on the same pro rata basis as all other holders of Voting Shares of the same class or series of the Corporation, (ii) pursuant to a regular dividend reinvestment or other plan of the Corporation made available by the Corporation to the holders of Voting Shares where such plan permits the holder to direct that the dividends paid in respect of such Voting Shares be applied to the purchase from the Corporation of further securities of the Corporation, or (iii) pursuant to the receipt and/or exercise of rights (other than the 123 Shares) issued by the Corporation to all of the holders of a series or class of Voting Shares on a pro rata basis to subscribe for or purchase Voting Shares or Convertible Securities, provided that the person does not acquire a greater percentage of the securities issuable on exercise of such rights than the percentage of Voting Shares Beneficially Owned by that person immediately prior to the commencement of the offering of rights and that such rights are acquired directly from the Corporation and not from any other person.

    "Redemption Date" means (i) in the case of a mandatory redemption pursuant to subsection 13(c)(iii), the Final Redemption Date, (ii) in the case of a redemption in connection with an exercise of the Retraction Right, the Change of Control Retraction Date, and (iii) in all other cases, the date on which the redemption is to occur.

    "Redemption Notice" has the meaning attributed to it in subsection 13(c)(v).

    "Redemption Price" means (i) if the redemption occurs on or before June 30, 2013, the Optional Redemption Price, and (ii) if the redemption occurs after June 30, 2013, the Basic Redemption Price.

    "Re-Set Dividend Rate" means the greater of (i) 6.50%, and (ii) the Ten Year U.S. Treasury Bond Yield plus 2.35%.

    "Re-Set Dividend Period" means, initially, the period from and including June 30, 2010 to but excluding June 30, 2012 and, thereafter, the period from and including June 30, 2012 to but excluding June 30, 2014 and the period from and including June 30, 2014 to but excluding June 30, 2015, respectively.

    "Retraction Price" has the meaning attributed to it in subsection 13(d)(ii)(B).

    "Retraction Right" has the meaning attributed to it in subsection 13(d)(i).

    "Series 1 Shares" means the first series of Junior Preference Shares of the Corporation.

    "Series 123 Directors" means, at any time, those directors of the Corporation most recently elected by or appointed on behalf of the holders of the Series 1 Shares, Series 2 Shares and Series 3 Shares, collectively.

    "Series 2 Shares" means the second series of Junior Preference Shares of the Corporation, designated as Junior Preference Shares, Series 2.

    "Series 3 Provisions" has the meaning attributed to it in the introductory paragraph to these rights, privileges, restrictions and conditions attaching to the Series 3 Shares.

    "Series 3 Shares" has the meaning attributed to it in the introductory paragraph to these Series 3 Provisions.

    "Significant Interest": a person has a Significant Interest in the Voting Shares where that person Beneficially Owns 30% or more of the outstanding Voting Shares.

    "Subsidiary": a body corporate is a Subsidiary of another body corporate if:

      (i)
      it is controlled by (A) that other, or (B) that other and one or more bodies corporate, each of which is controlled by that other, or (C) two or more bodies corporate, each of which is controlled by that other; or

      (ii)
      it is a Subsidiary of a body corporate that is that other's Subsidiary.

    "Take-over Bid" means an Offer to Acquire Voting Shares, where the Voting Shares subject to the Offer to Acquire and the Offeror's Securities, constitute a Significant Interest in the outstanding Voting Shares at the date of the Offer to Acquire.

    "Tax Act" means the Income Tax Act (Canada).

    "Ten Year U.S. Treasury Bond Yield" means on any date shall mean the average of the yields determined by two registered Canadian investment dealers, selected by the board of directors of the Corporation, as being the yield to maturity on such date compounded semi-annually and calculated in accordance with generally accepted financial practice, which a non-callable United States Treasury Bond would carry if issued in U.S. dollars in the United States at 100% of its principal amount on such date with a term to maturity of ten years.

    "Trading Day" means with respect to any stock exchange or over-the-counter market, a day on which shares may be traded through the facilities of such stock exchange or in such over-the-counter market, and otherwise means a day on which shares may be traded through the facilities of the principal stock exchange on which the Common Shares are listed (or, if the Common Shares are not listed on any stock exchange, then in the over-the-counter market).

    "Transfer Agent" means the Corporation, or such other person as from time to time may be the registrar and transfer agent for the Series 3 Shares.

    "Transferee" and "Transferees" have the meanings attributed to them in subsection 13(e)(ii).

    "U.S. — Canadian Exchange Rate" means, on any date:

      (i)
      if, on such date, the Bank of Canada sets an average noon spot rate of exchange for the conversion of one Canadian dollar into United States dollars, such rate; or

      (ii)
      in any other case, the rate for such date for the conversion of one Canadian dollar into United States dollars calculated in such manner as may be determined by the Board of Directors from time to time acting in good faith.

      "U.S. Dollar Equivalent" of any amount which is expressed in Canadian dollars means, on any date, the United States dollar equivalent of such amount determined by multiplying such amount by the U.S. — Canadian Exchange Rate in effect on such date.

      "Voting Share Reduction" means an acquisition or a redemption by the Corporation of Voting Shares.

      "Voting Shares" means collectively the Common Shares and any other shares in the capital stock or voting interests of the Corporation entitled to vote generally in the election of directors.

    (ii)
    Ranking of Shares. The expressions "in priority to", "on a parity with", "ranking equally with", "ranking prior to" and "ranking junior to" and similar expressions refer to the order of priority only in payment of dividends or in the distribution of assets in the event of any liquidation, dissolution of winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation for the purpose of winding-up its affairs.

    (iii)
    Holder. References to a "holder" in these Series 3 Provisions mean the registered owner of such shares.

    (iv)
    Extended Meanings. References in these Series 3 Provisions to words importing the singular number only include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, corporations, limited and unlimited liability companies, general and limited partnership, associations, trusts, unincorporated organizations, joint ventures and governmental authorities. The term "including" means "including without limiting the generality of the foregoing".

    (v)
    References to Statutes. Except as otherwise noted herein, reference to any statute in these Series 3 Provisions is to that statute as in force from time to time, including any regulations, rules, policy statements or guidelines made under that statute, and includes any statute which may be enacted in substitution of that statute.

    (vi)
    References to Sections. Reference in these Series 3 Provisions to any section or subdivision is to the designated section or subdivision of these Series 3 Provisions.

    (vii)
    Acting Jointly or in Concert. For purposes of these Series 3 Provisions, a person is acting jointly or in concert with every other person who is a party to any agreement, commitment or understanding (whether formal or informal and whether or not in writing) with the first mentioned person to acquire or offer to acquire or vote Voting Shares (other than (i) in the case of agreements to acquire Voting Shares, customary agreements with and between underwriters and/or banking group and/or selling group members with respect to a distribution of securities pursuant to a prospectus or by way of private placement and other than pursuant to pledges of securities in the ordinary course of business and (ii) in the case of agreements to vote Voting Shares, agreements to vote for a limited purpose and without the intention of acquiring or exercising control).

    (viii)
    Other Payment Matters.

    A.
    If any date on which any Dividend on the Series 3 Shares is payable or on or by which any other action is required to be taken by the Corporation under these Series 3 Provisions is not a Business Day, then the Dividend will be payable, or such other action will be required to be taken, on or by the next day that is a Business Day.

    B.
    In the event of the non-receipt of a cheque by a holder of Series 3 Shares entitled to the cheque, or the loss or destruction of the cheque, the Corporation, on being furnished with reasonable evidence of non-receipt, loss or destruction, and an indemnity reasonably satisfactory to the Corporation, will issue to the holder a replacement cheque for the amount of the original cheque.

    C.
    Notwithstanding any other provision of these Series 3 Provisions, the Corporation may deduct or withhold from any payment, distribution, issuance or delivery to be made pursuant to these share terms any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and will remit such amounts to the relevant tax authority as required. Where the cash component of any payment, distribution, issuance or delivery to be made pursuant to these share terms is less than the amount that the Corporation is so required or permitted to deduct or withhold, the Corporation will be permitted to deduct and withhold from any non-cash payment, distribution, issuance or delivery to be made pursuant to these share terms any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and to dispose of such property in order to remit any amount required to be remitted to any relevant tax authority. Notwithstanding the above, the amount of any payment, distribution, issuance or delivery made pursuant to these Series 3 Provisions will be considered to be the amount of the payment, distribution, issuance or delivery plus any amount deducted or withheld pursuant to this subsection 13(a)(viii)(C).

    (ix)
    Currency. Except as otherwise provided in these Series 3 Provisions, all references to currency herein are to lawful money of the United States.

    (x)
    Designation Under the Tax Act. The amount of $30.20 is specified in respect of each Series 3 Share for the purposes of subsection 191(4) of the Tax Act.

    (xi)
    Predecessor Shares. Any action or determination taken or made with respect to the Junior Preference Shares, Series 3 of Noranda Inc., a predecessor to the Corporation, shall be deemed to have been taken or made in respect of the Series 3 Shares.

  (b)
  Dividends

  (i)
  Payment of Dividends.

  A.
  Until June 30, 2010, the holders of Series 3 Shares will be entitled to receive and the Corporation will pay thereon, if, as and when declared by the Board of Directors out of the assets of the Corporation properly applicable to the payment of dividends, fixed preferential cumulative cash dividends (each a "Dividend" and collectively, the "Dividends") in an amount per Series 3 Share per annum equal to $1.625, payable quarterly, in equal instalments of $0.4063 per Series 3 Share, with respect to each Dividend Period other than the Initial Dividend Period, on the Dividend Payment Date immediately following the end of each such Dividend Period.

  B.
  The dividend payable in respect of the Initial Dividend Period, if declared by the Board of Directors, will be payable on June 30, 2005 in the amount per Series 3 Share obtained when:

  a)
  $1.625 is multiplied by the number of days beginning on the Issue Date up to but excluding June 30, 2005; and

  b)
  the result in paragraph (i) is divided by 365.

  C.
  During the Re-Set Dividend Period, the Series 3 Shares will be entitled to receive and the Corporation will pay thereon, if, as and when declared by the Board of Directors out of the assets of the Corporation properly applicable to the payment of dividends, fixed preferential cumulative cash dividends in an amount per Series 3 Share per annum equal to the Re-Set Dividend Rate, payable quarterly, in equal instalments per Series 3 Share, with respect to each Dividend Period, on the Dividend Payment Date immediately following the end of each such Dividend Period.

      D.
      In any case where Dividends are payable for a period that ends on a date other than a Dividend Payment Date on which a Dividend was paid, Dividends will be paid in an amount per Series 3 Share obtained when:

      a)
      $1.625 is multiplied by the number of days beginning on the date of the immediately preceding Dividend Payment Date up to but excluding the date fixed for payment; and

      b)
      the result in paragraph (i) is divided by 365.

      E.
      If on any Dividend Payment Date the dividend payable on such date is not paid in full on all the Series 3 Shares then issued and outstanding, such dividend, or the unpaid part thereof, will be paid at a subsequent date or dates determined by the Board of Directors on which the Corporation has sufficient monies properly applicable to the payment of such dividends. The holders of Series 3 Shares will not be entitled to any dividends other than or in excess of the preferential cumulative dividends hereinbefore provided.

    (ii)
    Method of Payment.

    A.
    Dividends on the Series 3 Shares will (other than in the case of redemption, in which case payment of dividends will be made on surrender of the certificate representing the Series 3 Shares to be redeemed) be paid by cheque, in lawful money of the United States, payable at par at any branch in Canada of a chartered bank or trust company, in the amount, rounded to the nearest whole cent ($0.01) of the applicable dividend or, at the election of the Corporation and subject to applicable law and any requirement to obtain regulatory relief, by issuing freely-tradeable, fully paid and non-assessable Common Shares. The mailing by ordinary unregistered first class prepaid mail of such a cheque or share certificate, as applicable, to a holder of Series 3 Shares to the address of the holder as it appears on the register of holders, or, in the case of joint holders, to the address of that one whose name appears first in the register of holders as one of such joint holders on or before the applicable Dividend Payment Date will be deemed to be payment and will satisfy and discharge all liabilities for dividends payable on that Dividend Payment Date to the extent of the amount represented by the cheque (plus any tax required to be deducted and withheld from the payment) or, calculated in accordance with subsection 13(b)(ii)(B), such share certificate unless, in case of payment by cheque, such cheque is not paid on due presentation. Dividends represented by a cheque which has not been duly presented for payment within two years after it was issued or that otherwise remain unclaimed for a period of two years from the date on which they were declared to be payable and set apart for payment will be forfeited to the Corporation. the Corporation may pay dividends in any other manner as it may agree with any particular holder.

      B.
      If the Corporation elects to pay a Dividend by issuing Common Shares in accordance with subsection 13(b)(ii)(A), the number of Common Shares to be issued as payment of a Dividend will be equal to the quotient obtained by dividing (i) the Dividend payable by (ii) 95% of the U.S. Dollar Equivalent of the Current Market Price as of the Dividend Payment Date, less the amount of any tax required to be deducted and withheld by the Corporation. In any case where the aggregate number of Common Shares to be issued to a holder on payment of a Dividend pursuant to this section includes a fraction of a Common Share, the Corporation, in lieu of delivering a fractional share, will pay by cheque an amount equal to the balance of the Dividend payable not otherwise satisfied by the delivery of Common Shares. the Corporation cannot pay a Dividend by issuing Common Shares if one or more of the following events has occurred:

      a)
      the issuance or delivery of such Common Shares is prohibited pursuant to any agreement or arrangement entered into by the Corporation to assure the Corporation's solvency or continued operation;

      b)
      the issuance or delivery of such Common Shares is prohibited by law or by any regulatory or other authority having jurisdiction over the Corporation and acting in conformity with law;

      c)
      for any reason beyond its control, the Corporation is unable to issue Common Shares or is unable to deliver such Common Shares; or

      d)
      such Common Shares are not listed on each exchange on which the Common Shares are then listed for trading.

  (c)
  3. Redemption

    (i)
    Redemption On or Before June 30, 2013. On or before June 30, 2013, but subject to section 13(g) and to applicable law, the Corporation, may upon giving notice as hereinafter provided, redeem at any time the whole or from time to time any part of the then outstanding Series 3 Shares from, subject to subsection 13(c)(iv), any one or more of the holders thereof as the Board of Directors may in its sole discretion determine by payment of an amount in cash for each share to be redeemed of $25.25, together with an amount equal to accrued and unpaid dividends up to but excluding the date fixed for redemption and calculated in accordance with subsection 13(b)(i)(D) (the "Optional Redemption Price").

    (ii)
    Redemption From July 1, 2013 to June 29, 2015. From and including July 1, 2013 to and including June 29, 2015, but subject to section 13(g) and to applicable law, the Corporation, may upon giving notice as hereinafter provided, redeem at any time the whole or from time to time any part of the then outstanding Series 3 Shares from, subject to subsection 13(c)(iv), the holders thereof as the Board of Directors may in its sole discretion determine by payment of an amount in cash for each share redeemed of $25.00, together with an amount equal to accrued and unpaid dividends up to but excluding the date fixed for redemption and calculated in accordance with subsection 13(b)(i)(D) (the "Basic Redemption Price").

    (iii)
    Mandatory Redemption on the Final Redemption Date. Subject to section 13(g) and to applicable law and to any notice of conversion given by the Corporation pursuant to section 13(g), and notwithstanding any other redemptions of Series 3 Shares made by the Corporation pursuant to any other provision hereof, the Corporation shall, on the Final Redemption Date, redeem the then outstanding Series 3 Shares by payment of an amount in cash for each share redeemed equal to the Basic Redemption Price. If, as a result of applicable law or any provision herein, the Corporation fails to redeem all of the Series 3 Shares on the Final Redemption Date, the Corporation shall redeem as soon thereafter as possible the remaining Series 3 Shares, as nearly as practicable on a pro rata basis with any then outstanding Series 1 Shares and Series 2 Shares.

    (iv)
    Partial Redemption. On or before June 30, 2012, but subject to the immediately following sentences, if any of the then issued and outstanding Series 3 Shares are to be redeemed, Series 3 Shares will be redeemed as nearly as practicable on a pro rata basis with the Series 1 Shares and Series 2 Shares then outstanding. From June 30, 2012 to June 29, 2015, no Series 3 Shares may be redeemed hereunder until all the Series 2 Shares have been redeemed. Following June 30, 2015, any redemption of the Series 3 Shares hereunder shall be made as nearly as practicable on a pro rata basis with any Series 1 Shares and Series 2 Shares then outstanding.

    (v)
    Notice of Redemption. In the case of any Redemption pursuant to subsections (i), (ii) or (iii) of this section 13(c), the Corporation will give to each holder of Series 3 Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such shares (the "Redemption Notice") not less than 30 days and not more than 60 days prior to the Redemption Date, but in any event, the Corporation will redeem the then outstanding Series 3 Shares on the Redemption Date. The Redemption Notice must set out the number of Series 3 Shares held by the person to whom it is addressed which are to be redeemed, the Redemption Price and the Redemption Date. A Redemption Notice will be validly and effectively given on the date on which it is sent and such notice will be given and sent by ordinary unregistered first class prepaid mail or by delivery addressed to each holder of Series 3 Shares to be redeemed at the last address of such holder as it appears on the register of holders, or, in the case of joint holders, to the address of that one whose name appears first in the register of holders as one of such joint holders, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such holders shall not affect the validity of the redemption as to the other holders of the Series 3 Shares to be redeemed..

    (vi)
    Method of Payment. On the Redemption Date, the Corporation will pay or cause to be paid to or to the order of the holders of the Series 3 Shares to be redeemed, the Redemption Price thereof on presentation and surrender at the principal office of the Transfer Agent, or at any other place or places within Canada designated in the Redemption Notice, of the certificate or certificates for the Series 3 Shares so called for redemption, together with such other documents as may be reasonably required to effect the redemption of the Series 3 Shares. Payment will be made by cheque payable at par at any branch in Canada of a chartered bank or trust company. If only a part of the Series 3 Shares represented by any certificate are redeemed, a new certificate for the balance will be issued at the expense of the Corporation. Subject to subsection 13(c)(v), from and after the date specified in any Redemption Notice, the Series 3 Shares called for redemption will be deemed to be redeemed and the holders of those Series 3 Shares will cease to be entitled to dividends and will not be entitled to exercise any of the rights of shareholders in respect of those Series 3 Shares unless payment of the Redemption Price is not duly made by the Corporation on presentation and surrender of the certificate or certificates representing the Series 3 Shares.

    (vii)
    Deposit of Redemption Price. At any time after the Redemption Notice is given, the Corporation will have the right to deposit the redemption price of any or all Series 3 Shares called for redemption with any chartered bank or trust company in Canada named in the Redemption Notice, including the Transfer Agent (other than the Corporation), to the credit of a special account for the respective holders of those Series 3 Shares to be paid on surrender to the Corporation or that chartered bank or trust company of the certificate or certificates representing those Series 3 Shares. Any such deposit will constitute payment and satisfaction of the redemption price of the Series 3 Shares for which the deposit is made and the rights of the holders of those shares will be limited to receiving the proportion of the redemption price so deposited applicable to those shares, without interest, on presentation and surrender of the certificate or certificates representing the Series 3 Shares being redeemed. the Corporation will be entitled to any interest on such deposit.

    (viii)
    Application of Net Proceeds to Redeem Series 3 Shares. From and including June 30, 2010, the Corporation will, subject to section 13(g) and applicable law, apply the net proceeds it realizes from:

    A.
    any issuance for cash of Common Shares, Preferred Shares, Junior Preference Shares or any securities that, under Canadian generally accepted accounting principles, would be treated as equity on the balance sheet of the Corporation (which, for greater certainty, will not include the issue of Common Shares pursuant to any share compensation arrangement, including any stock option plan, share purchase plan or dividend reinvestment plan of the Corporation, or pursuant to the terms of the Preferred Shares or the 123 Shares), or

    B.
    the sale by the Corporation of any capital assets outside the ordinary course of business exceeding Cdn. $250 million, in any one transaction or series of related transactions (and for greater certainty, the entire amount of the net proceeds shall be applied net of any taxes paid or payable);

      to redeem the 123 Shares; provided that from and including June 30, 2010 until June 29, 2012, so long as any Series 1 Shares are outstanding, the net proceeds will be used first to redeem any then outstanding Series 1 Shares; further provided that from and including June 30, 2012 until June 29, 2015, so long as any Series 1 Shares or Series 2 Shares are then outstanding, the net proceeds will be applied as nearly as practicable on a pro rata basis to any then outstanding Series 1 Shares and Series 2 Shares and from and including June 30, 2015, the net proceeds will be applied as nearly as practicable on a pro rata basis to any then outstanding Series 1 Shares, Series 2 Shares and Series 3 Shares.

  (d)
  Retraction Right

  (i)
  Right to Require Retraction. Subject to section 13(g), applicable law, and compliance with subsections 13(d)(ii), (iii) and (iv), upon the occurrence of a Change of Control Event, a holder shall have the right at any time after the occurrence of a Change of Control Event (the "Retraction Right") to require the Corporation to redeem all of the holder's then outstanding Series 3 Shares.

  (ii)
  Retraction Procedure.

      A.
      In order to exercise its Retraction Right, a holder must give the Corporation notice of such exercise, and on or before the Change of Control Retraction Date, tender to the Corporation, at its registered office or at any place at which the Series 3 Shares may be transferred, the certificate or certificates representing the Series 3 Shares which the holder wishes the Corporation to redeem. Such tender shall be irrevocable unless payment of the Retraction Price shall not be duly made by the Corporation to the holder on or before the Change of Control Retraction Date. In the event that payment of the Retraction Price is not made by the Corporation on or before the Change of Control Retraction Date, the Corporation shall forthwith thereafter return the holder's deposited share certificate or certificates to the holder.

      B.
      Subject to section 13(g) and applicable law, the Corporation shall redeem Series 3 Shares duly tendered pursuant an exercise of the Retraction Right as follows:

      a)
      upon the occurrence of an event contemplated under paragraph (i) of the definition of a "Change of Control Event", the Corporation shall redeem (x) on the 30th day following the occurrence of such event, all Series 3 Shares that have been tendered to the Corporation on or before the third Business Day immediately prior to such 30th day and (y) thereafter, from time to time, within three Business Days following the exercise of the Retraction Right, all Series 3 Shares that have been tendered to the Corporation;

      b)
      upon the occurrence of an event contemplated under paragraph (ii) of the definition of a "Change of Control Event", the Corporation shall redeem, (x) on the date upon which Common Shares are first taken up under the Take-over Bid, all Series 3 Shares that have been tendered to the Corporation on or before the third Business Day immediately prior to the date on which Common Shares are first taken up and (y) thereafter, from time to time, on the third Business Day following the exercise of the Retraction Right, all Series 3 Shares that have been tendered to the Corporation; and

      c)
      upon the occurrence of an event contemplated under paragraph (iii) of the definition of a "Change of Control Event", the Corporation shall redeem, (x) on the date that the Control Transaction is completed, all Series 3 Shares that have been tendered to the Corporation on or before the third Business Day immediately prior to the date that the Control Transaction is completed and (y) thereafter, from time to time, within three Business Days following the exercise of the Retraction Right, all Series 3 Shares that have been tendered to the Corporation;

        in each case, by payment of an amount in cash for each Series 3 Share redeemed equal to (i) if the redemption occurs on or before June 30, 2013, the Optional Redemption Price, and (ii) if the redemption occurs after June 30, 2013, the Basic Redemption Price (the "Retraction Price"). For purposes of determining the Retraction Price, the date fixed for redemption shall be the date upon which Common Shares are first taken up under a Take-over Bid or the date that a Control Transaction is contemplated, as applicable, and, thereafter, the third Business Day immediately following the date on which Series 3 Shares are tendered by a holder to the Corporation pursuant to subsection 13(d)(ii)(A).

      C.
      The provisions of section 13(c) shall apply to any redemption pursuant to this section 13(d) except to the extent that such provisions are inconsistent with the provisions of this section 13(d).

    (iii)
    Exception. Notwithstanding anything contained in this section 13(d), the Corporation shall not redeem any Series 3 Shares tendered to the Corporation pursuant to the exercise of the Retraction Right upon the occurrence of an event contemplated under paragraph (ii) or (iii) of the definition of "Change of Control Event" if the applicable Take-over Bid or Control Transaction made or announced is withdrawn or terminated or expires without any person becoming an Acquiring Person and, upon any such withdrawal, termination or expiry, any notice delivered pursuant to subsection 13(d)(ii)(A) shall be null and void and of no further force or effect.

    (iv)
    Notice. the Corporation shall give written notice of the occurrence of any Change of Control Event to all holders within five Business Days of the date on which the Corporation first becomes aware of such occurrence.

  (e)
  Conversion into Common Shares at the Option of the Corporation on the Final Redemption Date.

  (i)
  Conversion Right. Subject to section 13(g), applicable law and any requirement to obtain regulatory relief, the Corporation, at its option (the "Conversion Right"), may, upon giving written notice (the "Conversion Notice") at least 30 days but no more than 60 days prior to the Final Redemption Date, convert all or any part of the then outstanding Series 3 Shares into that number of freely-tradeable, fully paid and non-assessable Common Shares per Series 3 Share determined by dividing the aggregate of $25.00, plus an amount equal to accrued and unpaid dividends up to but excluding the Final Redemption Date and calculated in accordance with subsection 13(b)(i)(C) (the whole constituting the "Cash Conversion Price"), by the greater of $2.00 (as adjusted from time to time by the Board of Directors acting in good faith to give effect to any split, division, consolidation, combination or similar change in the capital of the Corporation that affects the number of Common Shares then outstanding) and 90% of the U.S. Dollar Equivalent of the Current Market Price as of the Final Redemption Date.

    (ii)
    Conversion Notice. The Conversion Notice must set out the number of Series 3 Shares held by the person to whom it is addressed which are to be converted. The Conversion Notice also must advise the holder that the Common Shares will be registered in the name of the holder of Series 3 Shares to be converted unless the Transfer Agent receives from the holder, at least 10 Business Days before the Final Redemption Date, at any principal office of the Transfer Agent, written notice in form and substance satisfactory to the Transfer Agent directing the Corporation to arrange for the registration of such Common Shares in some other name or names (the "Transferee" or the "Transferees") and stating the name or names (with addresses), accompanied by payment to the Transfer Agent of any transfer tax which may be payable by reason of the transfer and a written declaration, if required by any applicable law or by the Corporation, as to the residence of the Transferee(s) and such other matters as may be required by law or requested by the Corporation in order to determine the entitlement of the Transferee(s) to such Common Shares, in which case such Common Shares will be registered in the name or names so directed in the written notice. Such conversion will be deemed to have been made at 5:00 p.m. (Toronto time) on the Final Redemption Date, so that the rights of the holder of such Series 3 Shares as the holder thereof will cease at such time and the person or persons entitled to receive Common Shares upon such conversion will be treated for all purposes as having become the holder or holders of record of such Common Shares at such time.

    (iii)
    Pro Rata Conversion. If less than all of the then outstanding Series 3 Shares are at any time to be converted at the option of the Corporation, then: (i) the particular Series 3 Shares to be so converted will be selected on a pro rata basis; and (ii) any Series 3 Shares not converted pursuant to this section 13(e) will be redeemed pursuant to subsection 13(c)(iii).

    (iv)
    Prohibition on Conversion. the Corporation cannot exercise the Conversion Right hereunder if: (i) subject to Section 13(e)(vii), a Change of Control Event has occurred; (ii) an Extraordinary Dividend has been paid; or (iii) any one or more of the following events has occurred:

    A.
    the issuance or delivery of such Common Shares is prohibited pursuant to any agreement or arrangement entered into by the Corporation to assure the Corporation's solvency or continued operation;

      B.
      the issuance or delivery of such Common Shares is prohibited by law or by any regulatory or other authority having jurisdiction over the Corporation and acting in conformity with law;

      C.
      for any reason beyond its control, the Corporation is unable to issue Common Shares or is unable to deliver such Common Shares; or

      D.
      such Common Shares are not listed in each exchange on which the Common Shares are then listed for trading.

    (v)
    Fractional Shares. Where the aggregate number of Common Shares to be delivered to a holder of Series 3 Shares pursuant to the Corporation's exercise of the Conversion Right includes a fraction of a Common Share, the Corporation, in lieu of delivering such fractional share, will pay by cheque an amount equal to the balance of the Cash Conversion Price not otherwise satisfied by the delivery of the Common Shares.

    (vi)
    Delivery of Shares and Share Certificates.

    A.
    On any conversion of Series 3 Shares pursuant to the exercise of the Conversion Right, the share certificates for Common Shares resulting therefrom will be delivered in the name of the holder of the Series 3 Shares converted or, if applicable, in the name of the Transferee; provided that such holder of Series 3 Shares will (i) pay any applicable security transfer taxes including, without limitation, any documentary, stamp, transfer or other taxes that may be payable in respect of any transfer involved in the issuance or delivery of such shares to a person other than such holder of Series 3 Shares or (ii) will have evidenced to the satisfaction of the Corporation that such taxes, if any, have been paid.

    B.
    Subject to these Series 3 Provisions upon the exercise of the Conversion Right any holder of Series 3 Shares to be converted (or, if applicable, any Transferee) will be deemed to have become a holder of Common Shares of record for all purposes on the Final Redemption Date, notwithstanding any delay in the delivery of certificates representing the Common Shares for which such Series 3 Shares have been converted.

    C.
    Upon exercise of the Conversion Right, the Corporation is not required to issue Common Shares to any person whose address is in, or whom the Corporation or its transfer agent has reason to believe is a resident of, any jurisdiction outside of Canada, to the extent that such issue would require compliance by the Corporation with the securities or other laws of such jurisdiction.

      (vii)
      Exception. Notwithstanding section 13(e)(iv)(A), the Corporation shall be entitled to exercise its Conversion Right hereunder in accordance with its terms if the applicable Change of Control Event prohibiting such conversion is the occurrence of (ii) or (iii) under the definition of "Change of Control Event" and the applicable Take-over Bid or Control Transaction made or announced is withdrawn or terminated or expires without any person becoming an Acquiring Person, upon any such withdrawal, termination or expiry.

  (f)
  Purchase for Cancellation

    Subject to section 13(g) and to applicable law, the Corporation may, at any time, if obtainable, purchase for cancellation, by private agreement or otherwise, at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable, all or from time to time any part of the then outstanding Series 3 Shares.

  (g)
  Restrictions on Dividends and Retirement of Shares

  (i)
  General Restrictions. As long as any Series 3 Shares are outstanding, the Corporation will not at any time, without the approval of the holders of the Series 3 Shares given as provided in section 13(k):

  A.
  declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking junior to the Series 3 Shares) on shares of the Corporation ranking junior to the Series 3 Shares;

  B.
  except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking junior to the Series 3 Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Corporation ranking as to capital junior to the Series 3 Shares;

  C.
  redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Series 3 Shares then outstanding;

  D.
  except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Preferred Shares, ranking on a parity with the Series 3 Shares; or

      E.
      issue any additional Series 3 Shares or any shares ranking senior to or on a parity with the Series 3 Shares,

      unless, in each such case, all accrued dividends up to and including those payable on the Dividend Payment Date for the last completed period for which dividends are payable on the Series 3 Shares in respect of which the rights of holders have not been extinguished, and all dividends then accrued on all other shares ranking senior to or on a parity with the Series 3 Shares with respect to the payment of dividends up to the immediately preceding respective date or dates for payment in respect of which the rights of holders of those shares have not been extinguished, have been declared, paid or set apart for payment.

    (ii)
    Extraordinary Dividends. As long as 123 Shares having an aggregate issue price of at least $300 million remain outstanding, the Corporation will not at any time, without the approval of the holders of the Series 3 Shares given as provided in section 13(j) declare, pay or set apart for payment any Extraordinary Dividends.

  (h)
  Voting Rights and Election of Directors

  (i)
  Election of Directors. The holders of Series 3 Shares together with the holders of the Series 1 Shares and the holders of the Series 2 Shares will have at all times the right, voting collectively, to elect two directors to the Board of Directors at each meeting of shareholders of the Corporation at which directors are to be elected. Forthwith upon the occurrence of a Board Event, the holders of the Series 3 Shares together with the holders of the Series 1 Shares and the holders of the Series 2 Shares will, but only for so long as a Board Event is continuing, be entitled, voting collectively, to elect three additional directors (for a total of five). Upon the occurrence of a Board Event, the Board of Directors will, at its election and subject to applicable law, either (i) appoint such additional number of directors to which the holders of the Series 3 Shares (together with the holders of the Series 1 Shares and holders of the Series 2 Shares) are entitled to elect as a result of such occurrence and as may be proposed by the Series 123 Directors, or (ii) forthwith call a special meeting of the applicable shareholders of the Corporation for the purpose of electing such additional number of directors and, if necessary, increasing the maximum number of directors that may be elected. The holders of Series 3 Shares are entitled to receive notice of and to attend all annual and special meetings of the Shareholders of the Corporation called for the purpose of electing directors as provided in this subsection 13(h)(i) and, for such purpose only, to one vote in respect of each Series 3 Share held at all such meetings.

  (ii)
  Vacancies. If a Series 123 Director ceases to be a director for any reason other than as a result of a Board Event ceasing to continue, the Board of Directors will fill the vacancy thereby created by appointing as soon as reasonably possible that individual who is nominated by the remaining Series 123 Directors, provided that if there are no remaining 123 Directors then in office, the Board of Directors will select the individuals to be appointed.

    (iii)
    Meeting of Shareholders. Except as otherwise provided by law or as specifically provided herein and except for meetings of the holders of Junior Preference Shares as a class and meetings of all holders of Series 3 Shares as a series, the holders of the Series 3 Shares will not be entitled as such to receive notice of, or to attend, or to vote at, any meeting of shareholders of the Corporation.

    (iv)
    Meeting of Holders of Series 3 Shares as a Series or Junior Preference Shares as a Class. At any meeting of holders of Series 3 Shares as a series or together with one or more other series or Junior Preference Shares as a class, each such holder will be entitled to one vote in respect of each Series 3 Shares held.

  (i)
  Issue of Additional Common Shares

    For greater certainty, nothing in these Series 3 Provisions will affect or restrict the right of the Corporation to increase the number of the Common Shares or to issue additional Common Shares from time to time.

  (j)
  Approval of Holders of Series 3 Shares

    In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Series 3 Shares as a series and any other approval to be given by the holders of Series 3 Shares as a series will be deemed to have been sufficiently given if given by a resolution carried by the affirmative vote of not less than 66 2/3% of the votes cast at a meeting of the holders of Series 3 Shares duly called and held on not less than 21 days' notice at which the holders of at least a majority of the outstanding Series 3 Shares are present or are represented by proxy, or if no quorum is present at such meeting, at an adjourned meeting at which the holders of the Series 3 Shares then present would form the necessary quorum. If at the meeting the holders of a majority of the outstanding Series 3 Shares are not present or represented by proxy within 30 minutes after the time appointed for the meeting, the meeting will be adjourned to such date, not less than 15 days afterwards, and to such time and place as the chairman may designate, and not less than 10 days' written notice will be given of the adjourned meeting. Subject to the foregoing, the formalities to be observed in respect of the giving of notice of any meeting or adjourned meeting and the conduct of any such meeting will be those prescribed from time to time in the by-laws of the Corporation with respect to meetings of shareholders.

  (k)
  Capital Reorganizations and Amalgamations of the Corporation

    In the event of a capital reorganization, merger or amalgamation of the Corporation or comparable transaction affecting the Series 3 Shares, holders of the Series 3 Shares will be entitled to receive pursuant to the exercise of the Conversion Right, and each such holder will accept, the number of shares or other securities or consideration of the Corporation or a corporation resulting, surviving or continuing from the capital reorganization, merger, amalgamation or comparable transaction that such holder would have received had such holder been a holder of Common Shares immediately prior to the record date of the capital reorganization, merger, amalgamation or comparable transaction.

  (l)
  Notices

  (i)
  Notice to the Corporation. Subject to applicable law, any notice, request or other communication to be given to the Corporation by a holder of Series 3 Shares must be in writing and will be valid and effective if given by mail (postage prepaid) or by electronic communication or by delivery to the registered office of the Corporation and addressed to the attention of the Secretary. Any such notice, request or other communication, if given by mail, electronic communication or delivery, will be deemed to have been given and received only on actual receipt by the Corporation.

  (ii)
  Presentation and Surrender of Certificates. Any presentation and surrender by a holder of Series 3 Shares to the Corporation or the Transfer Agent of certificates representing Series 3 Shares in connection with the redemption of Series 3 Shares must be made by registered mail (postage prepaid) or by delivery to the registered office of the Corporation or to such office of the Transfer Agent as may be specified by the Corporation, in each case addressed to the attention of the Secretary of the Corporation. Any such presentation and surrender of certificates will be deemed to have been made and to be effective only on actual receipt by the Corporation or the Transfer Agent, as the case may be. Any such presentation and surrender of certificates made by registered mail will be at the sole risk of the holder mailing the same.

  (iii)
  Notice to Holders of Series 3 Shares. Subject to applicable law, any notice, including but not limited to the Redemption Notice and the Conversion Notice, request or other communication to be given to a holder of Series 3 Shares by or on behalf of the Corporation must be in writing and will be valid and effective if given by ordinary unregistered first class mail (postage prepaid) or by electronic communication or by delivery to the address of the holder recorded in the securities register of the Corporation or, in the case of joint holders, to the address of that one whose name appears first in the register of holders as one of such joint holders. Any such notice, request or other communication, if given by mail, will be deemed to have been given and received on the fifth Business Day following the date of mailing and, if given by electronic communication or by delivery, will be deemed to have been given and received on the date of electronic communication or delivery. Accidental failure or omission to give any notice, request or other communication to one or more holders of Series 3 Shares, or any defect in such notice, will not invalidate or otherwise alter or affect any action or proceeding to be taken by the Corporation pursuant to that notice, request or other communication.

  (m)
  Tax Election

    The Corporation will elect, in the manner and within the time provided under Section 191.2 in Part VI.1 of the Tax Act or any successor or replacement provision of similar effect, and take all other necessary action under the Tax Act, to pay or cause payment of the tax under Part VI.1 of the Tax Act at a rate such that the corporate holders of the Series 3 Shares will not be required to pay tax under Part IV.1 of the Tax Act on dividends received on such shares.

  (n)
  Return of Unclaimed Funds to the Corporation

    Subject to applicable laws, the Corporation will have the right, with respect to any funds deposited by the Corporation to any chartered bank or trust company in respect of amounts due to holders of Series 3 Shares, on or after the second anniversary date of the deposit of such funds to any chartered bank or trust company, to require that such chartered bank or trust company return to the Corporation any funds which remain unclaimed by holders of the Series 3 Shares. If at any time following the return of the unclaimed funds to the Corporation, either the Corporation or the chartered bank or trust company receives a request from a holder of Series 3 Shares for the holder's unclaimed entitlement to any amount due to the holder in respect of the holder's Series 3 Shares, the Corporation will promptly arrange for the payment of such amount to the holder.

  (o)
  Wire or Electronic Transfer of Funds

    Notwithstanding any other right, privilege, restriction or condition attaching to the Series 3 Shares, the Corporation may, at its option, make any payment due to a holder of Series 3 Shares hereunder by way of a wire or electronic transfer of funds to each registered holder of Series 3 Shares. In the event that a payment is made by way of a wire or electronic transfer of funds, the Corporation will be responsible for any applicable charges or fees relating to the making of such transfer. As soon as practicable following the determination by the Corporation that a payment is to be made by way of a wire or electronic transfer of funds, the Corporation will notify each registered holder of Series 3 Shares at the address of such holder as it appears on the register of holders. Such notice by the Corporation will request that each registered holder of Series 3 Shares provide the particulars of an account of such holder with a chartered bank or trust company in Canada to which the wire or electronic transfer of funds will be directed. In the event that the Corporation does not receive account particulars from a registered holder of Series 3 Shares prior to the date such payment is to be made, the Corporation will deposit the funds otherwise payable to such holder in a special account or accounts in trust for each respective holder. The making of a payment by way of a wire or electronic transfer of funds or, in the case where a registered holder of the Series 3 Shares has not provided the Corporation with account particulars for a wire or electronic transfer of funds, the deposit by the Corporation of the funds otherwise payable to such holder in a special account or accounts in trust for such holder, will be deemed to constitute payment by the Corporation on the date thereof and will satisfy and discharge all liabilities of the Corporation for such payment to the extent of the amount represented by such transfer.

  (p)
  Additional Series

    As long as any of the 123 Shares are outstanding, the Corporation may not issue any additional Preferred Shares, other than Cumulative Redeemable Preferred Shares, Series F issuable upon the conversion of Cumulative Redeemable Preferred Shares, Series G and Cumulative Redeemable Preferred Shares, Series G issuable upon the conversion of Cumulative Redeemable Preferred Shares, Series F, without the approval of the holders of the 123 Shares expressed by resolution of the holders of all such shares voting together. For this purpose, the approval to be given will be deemed to have been sufficiently given if given by a resolution carried by the affirmative vote of not less than 66 2/3% of the votes cast at a meeting of the holders of 123 Shares duly called and held on not less than 21 days' notice at which the holders of at least a majority of the outstanding 123 Shares are present or are represented by proxy, or if no quorum is present at such meeting, at an adjourned meeting at which the holders of the 123 Shares then present would form the necessary quorum. If at the meeting the holders of a majority of the outstanding 123 Shares are not present or represented by proxy within 30 minutes after the time appointed for the meeting, the meeting will be adjourned to such date, not less than 15 days afterwards, and to such time and place as the chairman may designate, and not less than 10 days' written notice will be given of the adjourned meeting. Subject to the foregoing, the formalities to be observed in respect of the giving of notice of any meeting or adjourned meeting and the conduct of any such meeting will be those prescribed from time to time in the by-laws of the Corporation with respect to meetings of shareholders.

QuickLinks

Schedule "A"
NORANDA INC. Statement
Schedule "A"
FALCONBRIDGE LIMITED/FALCONBRIDGE LIMITÉE Statement
SCHEDULE "B"
ARTICLE 1 — INTERPRETATION
ARTICLE 2 — AMALGAMATION
ARTICLE 3 — BOARD OF DIRECTORS
ARTICLE 4 AMALGAMATION EVENTS
ARTICLE 5 CONDITIONS PRECEDENT TO THE AMALGAMATION
ARTICLE 6 ARTICLES OF AMALGAMATION
ARTICLE 7 MISCELLANEOUS
SCHEDULE 2.04 Share Terms